UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Second Quarter 2024 Report of UBS AG,

which appears immediately following this
page.

UBS AG
Second quarter

2024 report

1.
UBS AG
4
Recent developments
7
UBS AG consolidated performance
2.
Business divisions and

Group Items
15
Global Wealth Management
17
Personal & Corporate Banking
19
Asset Management
21
Investment Bank
23
Non-core and Legacy
24
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
26
Risk management and control
31
Capital management
40
Liquidity and funding management
41
Balance sheet and off-balance sheet
4.
Consolidated

financial statements
45
UBS AG interim consolidated financial
statements (unaudited)
84
Comparison between UBS AG
consolidated and UBS Group AG
consolidated
Appendix
86
Alternative performance measures
90
Abbreviations frequently used in
our financial reports
92
Information sources
93
Cautionary statement
Corporate calendar UBS AG
Information about future publication dates is available

at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
General inquiries
ubs.com/contact
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London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
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UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.

ubs.com/investors
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New York +1-212-882 5734
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relationships with global media and
journalists.
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

UBS AG second quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group” and

“the Group”
UBS Group AG and its consolidated subsidiaries
“UBS AG,” “UBS

AG consolidated,” “we,” “us”

and “our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.
Comparability
Comparative information in this report is

presented as follows.
Profit and

loss information

for the

second quarter

of 2024

is presented

on a

consolidated basis,

including three
months of data for

UBS AG and one

month (June 2024) for Credit
Suisse AG. Information for the first

quarter of
2024, the fourth quarter of 2023 and the second quarter

of 2023 includes pre-merger UBS AG data only. Year-to-
date information for

2024 includes six

months of data

for UBS AG and

one month (June

2024) for Credit

Suisse
AG. Comparative year-to-date information for

2023 includes pre-merger UBS AG data

only.
Balance sheet

information as

at 30 June

2024 includes

UBS AG

and Credit

Suisse AG

consolidated information.
Balance sheet dates prior to 30 June 2024 reflect

pre-merger UBS AG information only.

UBS AG second quarter 2024 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.6.24 31.3.24 31.12.23 30.6.23 30.6.24 30.6.23
Results
Total revenues

9,900

9,108

8,014

8,468

19,008

17,313
Credit loss expense / (release)

84

52

62

16

136

54
Operating expenses

10,012

7,677

7,618

6,997

17,689

14,346
Operating profit / (loss) before tax

(196)

1,379

333

1,456

1,183

2,912
Net profit / (loss) attributable to shareholders

(264)

1,006

235

1,120

742

2,124
Profitability and growth
1,2
Return on equity (%)

(1.4)

7.3

1.7

8.0

2.3

7.5
Return on tangible equity (%)

(1.6)

8.2

2.0

9.1

2.5

8.4
Return on common equity tier 1 capital (%)

(1.7)

9.1

2.1

10.4

2.8

9.9
Return on leverage ratio denominator, gross (%)

3.0

3.3

3.0

3.3

3.2

3.4
Cost / income ratio (%)

101.1

84.3

95.1

82.6

93.1

82.9
Net profit growth (%) n.m.

0.2

(84.5)

(43.0)

(65.1)

(46.5)
Resources
Total assets

1,564,664

1,116,806

1,156,016

1,096,318

1,564,664

1,096,318
Equity attributable to shareholders

93,392

55,046

55,234

52,922

93,392

52,922
Common equity tier 1 capital
3

83,001

43,863

44,130

43,300

83,001

43,300
Risk-weighted assets
3

509,953

328,732

333,979

323,406

509,953

323,406
Common equity tier 1 capital ratio (%)
3

16.3

13.3

13.2

13.4

16.3

13.4
Going concern capital ratio (%)
3

19.2

17.7

17.0

17.0

19.2

17.0
Total loss-absorbing capacity ratio (%)
3

38.6

34.3

33.3

33.0

38.6

33.0
Leverage ratio denominator
3

1,564,001

1,078,591

1,104,408

1,048,313

1,564,001

1,048,313
Common equity tier 1 leverage ratio (%)
3

5.3

4.1

4.0

4.1

5.3

4.1
Liquidity coverage ratio (%)
4

194.1

191.4

189.7

170.9

194.1

170.9
Net stable funding ratio (%)

127.7

121.6

119.6

118.2

127.7

118.2
Other
Invested assets (USD bn)
1,5,6

5,871

4,672

4,505

4,310

5,871

4,310
Personnel (full-time equivalents)

70,750

47,635

47,590

47,889

70,750

47,889
1 Refer to “Alternative

performance measures” in the

appendix to this report for

the definition and calculation

method.

2 Profit or loss information

for the second quarter

of 2024 is presented

on a consolidated
basis, including Credit Suisse AG data for one month (June 2024), and for the purpose of the calculation of return measures has been annualized multiplying such by four. Profit or loss information for each of the first quarter of 2024, the fourth quarter of 2023 and the second quarter of 2023 includes pre-merger UBS AG data only, and for the purpose of the calculation of return measures has been annualized multiplying such by
four. Profit or loss information for the first six months of

2024 is presented on a consolidated basis, including Credit Suisse

AG data for one month (June 2024), and

for the purpose of the calculation of

return measures
has been annualized by multiplying such by two.

Profit or loss information for the first

six months of 2023 includes pre-merger UBS

AG data only, and

for the purpose of the calculation of return

measures has been
annualized by multiplying such by

two.

3 Based on the Swiss systemically

relevant bank framework as

of 1 January 2020.

Refer to the “Capital management”

section of this report

for more information.

4 The
disclosed ratios represent quarterly averages

for the quarters presented and

are calculated based on an

average of 61 data points

in the second quarter of

2024, of which 40 data

points were before the merger of
UBS AG and Credit Suisse AG (i.e., fr

om 2 April 2024 until 30 May 2024), and 21 data points

were after the merger (i.e., from 31 May

2024 until 30 June 2024), 61 data points in the

first quarter of 2024, 63 data
points in the fourth quarter of 2023 and

15 data points in the second quarter of

2023 from the formal acquisition date of Credit

Suisse Group as of 12 June 2023. Refer

to the “Liquidity and funding management”
section of this report

for more information.

5 Consists of invested assets

for Global Wealth

Management, Asset Management

and Personal &

Corporate Banking. Refer

to “Note 31 Invested

assets and net new
money” in the

“Consolidated financial statements”

section of the

UBS AG Annual

Report 2023, available

under “Annual

reporting”

at ubs.com/investors,

for more information.

6 Includes invested assets

from
associates in the Asset Management business division.

UBS AG second quarter 2024 report |
UBS AG | Recent developments

UBS AG
Management report
Recent developments
Integration of Credit Suisse
We made substantial

progress related to

the integration

of Credit Suisse

in the second

quarter of 2024.

The merger
of UBS AG and Credit Suisse AG

was completed on 31 May 2024 with

strong support from regulators across the
globe.

UBS AG

succeeded

to

all

rights

and

obligations

of

Credit

Suisse AG,

including

all

outstanding

Credit
Suisse AG debt instruments.
On 7 June 2024, we completed the transition to

a single US intermediate holding company.

On

1 July

2024,

we

completed

the

merger

of

UBS

Switzerland AG

and

Credit

Suisse

(Schweiz) AG.

UBS
Switzerland AG succeeded to all rights and obligations

of Credit Suisse (Schweiz) AG.
The merger of UBS AG and

Credit Suisse AG and that of

UBS Switzerland AG and Credit Suisse (Schweiz) AG are
critical steps

in enabling

us to

unlock the

next phase

of the

cost, capital,

funding and

tax benefits

we expect

to
realize by the end of 2026. They will facilitate the migration of clients and operations to integrated UBS platforms over time, in line with business-, client- and product-specific requirements.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of this report for more information about the accounting for the merger of UBS AG and Credit
Suisse AG
In the

second quarter

of 2024,

Credit Suisse

(Schweiz) AG fully

repaid the

funding drawn

under the

Emergency
Liquidity Assistance

(ELA) facility,

reducing the

amount of

funding outstanding

under the

ELA facility

from CHF 19bn
to zero.
In June 2024,

the Credit

Suisse supply

chain finance

funds (the

SCFFs) made

a voluntary

offer to

the SCFFs investors
to redeem all outstanding fund units. The offer expired

on 31 July 2024, and fund units representing around

92%
of

the

SCFFs’

net

asset

value

were

tendered

in

the

offer

and

accepted.

Fund

units

accepted

in

the

offer

were
redeemed

at

90%

of

the

net

asset

value

determined on

25 February

2021,

net

of

any

payments

made

by

the
relevant fund to the fund investors since that time. Investors whose units were redeemed released any claims they may have

had against

the SCFFs,

Credit Suisse

or UBS.

The offer

aimed to

provide fund

investors with

an accelerated
exit from their positions and a high level of financial recovery and was funded by the acquisition of a new class of fund units by UBS. The offer did not have a material effect on the financial results or common equity tier 1 capital of UBS Group AG,

given provisions recorded in

connection with the

acquisition of the Credit

Suisse Group. On

a
subsidiary level,

UBS AG on

a

consolidated basis

recorded in

the second

quarter of

2024 a

provision of

around
USD 0.9bn in connection with

the offer. The offer did

not have a material effect

on UBS AG on a standalone

basis.
The investment in the SCFFs is managed in the

Non-core and Legacy business division.
On 13 August

2024, UBS entered

into an agreement to

sell Select

Portfolio Servicing, the US

mortgage servicing
business of Credit Suisse managed in the Non-core and Legacy business division.

Completion of the transaction is
subject to regulatory approvals and other customary closing conditions.

The transaction is expected to close in the
first

quarter

of

2025. UBS

AG

does

not

expect

to

recognize

a

material

profit

or

loss

upon

completion

of

the
transaction. Based on

balances as of 30

June 2024, the completion

of the transaction would

reduce UBS AG’s risk-
weighted assets by around USD 1.3bn and UBS

AG’s leverage ratio denominator by around

USD 1.7bn.

UBS AG second quarter 2024 report |
UBS AG | Recent developments

Regulatory and legal developments
Swiss Federal Council releases its report on systemically

important banks
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of
systemically important

banks. The

Swiss Federal

Council concluded

that

the existing

Swiss too-big-to-fail

(TBTF)
regime must be further developed and strengthened and therefore proposed the introduction of a broad package of measures

that focused

on three areas:

strengthening prevention,

strengthening liquidity

and expanding

the crisis
toolkit. In the first half of 2025, the Swiss Federal Council is expected to present two packages, one with changes at the ordinance level and another with

legislative amendments, to implement

the proposed measures. Due to the
broad

range

of

possible

outcomes,

the

impact

of

the

proposals

on

UBS

can

be

fully

assessed

only

when

the
implementation details become clearer.
›
Refer to “Regulatory and legal developments” in the “Recent developments” section of the UBS Group first quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors , for more information
Dev elopments related to the final Basel III implementation
In June 2024, the Swiss Federal Council confirmed that the amendments to the

Capital Adequacy Ordinance that
will incorporate

the final

Basel III standards

into Swiss

law will

enter into

force on

1 January 2025.

Also in

June
2024,

the

European

Commission

confirmed

its

intention

to

implement

the

final

Basel III

requirements

as

of
1 January 2025, except for

the market risk capital requirements, the

implementation of which will

be delayed until
at least

1 January 2026.

The implementation

timeline

to incorporate

the final

Basel III standards

in the

US is

expected
to be delayed beyond July 2025, as banking agencies continue to discuss amendments to their proposals. The UK has previously stated its intention

to implement the final

Basel III standards by 1 July 2025;

however, it has delayed
the publication of its final rules until the autumn

of 2024.
We expect that the adoption of the final Basel III standards in January 2025 will lead to an increase of around 5%
in UBS AG consolidated risk-weighted assets, driven mainly by the Fundamental Review of the Trading Book. This
estimate is

based on

our current

understanding of the

relevant standards. We

are in

an active

dialogue with the
Swiss Financial

Market Supervisory

Authority regarding

various aspects

of the

final rules.

Our estimate

does not
take into

account mitigating actions,

nor does

it reflect the

impact of

the output floor,

which is

to be

phased in
over time.
Switzerland takes measures to strengthen

its anti-money-laundering framework
In May

2024, the

Swiss Federal

Council adopted

a dispatch

on strengthening

its anti-money-laundering

framework.
Key elements include

a non-publicly accessible federal register

of beneficial owners, due

diligence for particularly
risky

activities

in

legal

professions,

measures

to

prevent

the

circumvention

of

applicable

sanctions

under

the
Embargo Act, and

due diligence obligations for

cash payments in

the real

estate business and

in precious metals
trading. The measures are subject

to parliamentary approval and,

therefore, entry into force is

not expected before
2026. Although

the final

assessment will only

be concluded once

the final

law has

been published, UBS

expects
that additional operational controls will be required to implement the amended framework.
Swiss Federal Council consults about extended

sustainability reporting requirements

In June 2024, the Swiss

Federal Council launched a

consultation on extended sustainability

reporting requirements
with the aim

of strengthening existing rules

in the Swiss

Code of Obligations. Under

the proposed rules,

a wider
scope of companies would have to

report on the risks of

their business activities in the areas

of the environment,
human rights and corruption,

as well as on measures

taken against such risks.

Affected companies would have

the
choice of reporting according

to either the EU

sustainability reporting requirements or

another equivalent standard
for

sustainability

reporting.

The

consultation

will

last

until

October

2024,

and

if

the

changes

are

adopted

as
proposed, UBS will be subject to the extended requirements.
The EU requires a physical presence for cross-border

banking services
In June

2024, EU

legislators published

the final

banking rules

that include

amendments to

the Capital

Requirements
Regulation and

the Capital

Requirements Directive.

The amendments

include, alongside

measures to

implement
the final elements of the Basel III standards, a

requirement for non-EU firms to establish a physical presence within
the EU when providing

certain banking services,

including deposit-taking

and commercial lending,

to EU-domiciled
clients and counterparties, unless an

exemption is obtained. The changes

will affect the cross

-border provision of
lending services

and will

require UBS to

adapt its

approaches to

providing such

services to

clients and

counterparties
in

the EU.

The requirement

will

become effective

in January

2027, with

grandfathering provisions

for contracts
entered into before 11 July 2026.

UBS AG second quarter 2024 report |
UBS AG | Recent developments

The EU adopts the Artificial Intelligence Act
In July 2024,

the EU published the

Artificial Intelligence Act (the EU

AI Act). Among other

matters, the EU AI

Act
classifies AI according to its risk, with the majority of obligations being placed on providers of high-risk AI systems and with some

obligations for users

who deploy an

AI system in a

professional capacity. The EU AI Act

entered into
force in August

2024, and it

will be phased

in over the

next 36 months. UBS

is assessing the potential

impact of
the uses of AI and the EU AI Act.
Other developments
Organizational changes
Robert Karofsky,

a member

of the

Group Executive

Board (the

GEB) since

2018, was

President Investment

Bank
until 1 July 2024, when he became Co-President Global Wealth Management and President UBS Americas. In

the
latter role he succeeded Naureen Hassan, who retired from UBS effective 1 July 2024.
Iqbal Khan, a member of the GEB since 2019, was President Global Wealth Management until 1 July 2024, when he became Co-President Global Wealth Management jointly with Robert Karofsky. He will also assume the role of
President UBS

Asia Pacific,

effective 1 September

2024, succeeding

Edmund Koh,

who will

step down

from the
GEB on that date.
George Athanasopoulos and Marco Valla

joined the GEB on 1 July 2024 as Co-Presidents

Investment Bank.
Damian Vogel

has been

appointed Group

Chief Risk

Officer and

became a

member of

the GEB

on 1 July

2024,
succeeding Christian Bluhm, who stepped down

from the GEB effective 1 July 2024

and will remain at UBS in

an
advisory capacity.
Stefan Seiler

has been

a member

of the

GEB since

2023 and

Head Group

Human Resources

and Corporate

Services;
as of 1 July 2024 his responsibilities have been

expanded to include Group Communications

& Branding.
Ulrich Körner, the

former CEO of

Credit Suisse AG,

stepped down

from the GEB

at the

end of June

2024, following
the merger of UBS AG and Credit Suisse AG and

will retire from UBS later this year.

The above organizational changes also apply

on a UBS AG consolidated level.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23 1Q24 2Q23 30.6.24 30.6.23
Net interest income

722

806

1,305

(10)

(45)

1,528

2,694
Other net income from financial instruments measured

at fair value through profit or loss

3,271

2,945

2,337

11

40

6,216

5,009
Net fee and commission income

5,601

5,148

4,589

9

22

10,750

9,217
Other income

306

209

237

47

29

515

392
Total revenues

9,900

9,108

8,468

9

17

19,008

17,313
Credit loss expense / (release)

84

52

16

63

441

136

54
Personnel expenses

4,797

4,161

3,847

15

25

8,958

7,745
General and administrative expenses

4,584

2,985

2,443

54

88

7,570

5,425
Depreciation, amortization and impairment of non-financial

assets

631

531

707

19

(11)

1,162

1,176
Operating expenses

10,012

7,677

6,997

30

43

17,689

14,346
Operating profit / (loss) before tax

(196)

1,379

1,456

1,183

2,912
Tax expense / (benefit)

28

366

332

(92)

(92)

393

776
Net profit / (loss)

(224)

1,014

1,124

790

2,136
Net profit / (loss) attributable to non-controlling interests

40

8

4

390

836

48

12
Net profit / (loss) attributable to shareholders

(264)

1,006

1,120

742

2,124
Comprehensive income
Total comprehensive income

271

(169)

539

(50)

101

2,343
Total comprehensive income attributable to non-controlling interests

20

(4)

1

17

14
Total comprehensive income attributable to shareholders

251

(166)

538

(53)

85

2,329
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Global Wealth Management

378

228

23

606

23
Personal & Corporate Banking

113

84

7

197

7
Asset Management

69

35

3

104

3
Investment Bank

161

114

28

276

28
Non-core and Legacy

187

61

0

248

0
Group Items

9

1

241

10

241
Total integration-related expenses

916

523

302

1,440

302
of which: total revenues

10

0

0

10

0
of which: operating expenses

906

523

302

1,429

302
2Q24 compared with 2Q23
This is

the first

quarterly report

for UBS AG

since the

legal merger

of UBS AG

and Credit

Suisse AG on

31
May
2024. The inclusion herein

of one month

of post-merger results has

had a material impact

on the comparison of
the second

quarter of

2024

with the

second

quarter of

2023

(which did

not

include any

revenues from

Credit
Suisse AG entities).

This is a material driver in many of the increases

across both revenues and operating expenses.
Results: 2Q24 vs 2Q23
Operating loss

before tax

was USD 196m,

compared with

an operating

profit before

tax of

USD 1,456m in

the
second

quarter

of

2023,

reflecting

an

increase

in

operating

expenses,

partly

offset

by

higher

total

revenues.
Operating expenses

increased by

USD 3,015m, or

43%, to

USD 10,012m, largely

due to

an increase

of USD 2,141m
in

general

and

administrative

expenses

and

an

increase

of

USD 950m

in

personnel

expenses.

Total

revenues
increased

by

USD 1,432m,

or

17%,

to

USD 9,900m,

largely

due

to

a

USD 1,012m

increase

in

net

fee

and
commission income. Combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased

by USD 351m, and other income increased by USD 69m. Net credit loss expenses were USD 84m, compared with USD 16m in

the second quarter of 2023.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Integration-related

expenses,

in

general

and

administrative

expenses,

primarily

included

charges

from

other
companies in the UBS Group

reporting scope, consulting fees

and outsourcing costs. Integration-related

personnel
expenses were

mainly due

to

salaries

and

variable compensation,

related to

the integration

of

Credit

Suisse.

In
addition,

there

was

accelerated

depreciation

of

properties

and

leasehold

improvements

in

depreciation,
amortization and impairment of non-financial

assets.

Total revenues: 2Q24 vs 2Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased by

USD 351m to USD 3,993m,

mainly driven by increases

in the Investment Bank,

Non-core
and Legacy,

and Personal & Corporate Banking,

partly offset by a decrease in Global Wealth Management.
The Investment Bank increased by USD 289m

to USD 1,507m, due to an increase

in Global Banking, mainly from
higher revenues

across Public Capital

Markets. In

addition, there

was an

increase in

Execution Services revenues,
due to increases in Cash Equities across all regions, as

well as higher revenues in Derivatives & Solutions, reflecting increases across all products.
Non-core and

Legacy increased

by USD 95m

to USD 121m,

mainly due

to the

consolidation of

Credit Suisse AG
revenues for one

month.

Total revenues reflected

net gains from

position exits, along

with net interest

income from
securitized products and credit products.
Personal &

Corporate Banking increased

by USD 77m to

USD 1,023m, largely due

to the

consolidation of Credit
Suisse AG revenues, partly

offset by lower

net interest income

due to higher

liquidity costs, as

well as lower

deposit
margins resulting from shifts to lower-margin deposit

products.
Global Wealth

Management

decreased by

USD 74m

to USD 1,640m,

mainly due

to lower

net interest

income driven
by lower deposit margins, including

the effects of shifts to

lower-margin deposit products, partly offset

by higher
rates

and

deposit

volumes,

as

well

as

higher

liquidity

costs

and

lower

loan

revenues,

reflecting

lower

average
volumes,

partly

offset

by

the

consolidation

of

Credit

Suisse AG

revenues.

In

addition,

there

was

an

increase

in
transaction-based income,

largely attributable

to higher

levels of client

activity, as

well as

the consolidation

of Credit
Suisse AG revenues.
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23
1
1Q24 2Q23 30.6.24 30.6.23
1
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

(188)

188

876

(1)

1,837
Net interest income from financial instruments measured

at fair value through profit or
loss and other

910

618

430

47

112

1,528

856
Other net income from financial instruments measured

at fair value through profit or loss

3,271

2,945

2,337

11

40

6,216

5,009
Total

3,993

3,751

3,642

6

10

7,744

7,703
Global Wealth Management

1,640

1,558

1,714

5

(4)

3,198

3,513
of which: net interest income

1,317

1,204

1,436

9

(8)

2,521

2,924
of which: transaction-based income from foreign exchange and other intermediary
activity
2

323

354

278

(9)

16

677

589
Personal & Corporate Banking

1,023

904

946

13

8

1,927

1,779
of which: net interest income

863

772

818

12

5

1,634

1,522
of which: transaction-based income from foreign exchange and other intermediary
activity
2

161

132

128

22

25

293

257
Asset Management

(11)

(12)

(8)

(11)

30

(23)

(14)
Investment Bank
3

1,507

1,557

1,218

(3)

24

3,064

2,890
Non-core and Legacy

121

18

26

557

362

139

44
Group Items

(288)

(275)

(254)

5

13

(563)

(510)
1 Comparative-period information

has been restated for

changes in business

division perimeters, Group

Treasury allocations

and Non-core and Legacy

cost allocations. Refer

to “Note 3 Segment

reporting” in the
“Consolidated financial

statements” section

of this

report for more

information. Comparatives

may additionally

differ due

to adjustments

following organizational

changes, restatements

due to the

retrospective
adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Mainly includes spread-related income in connection with client-driven transactions, foreign-currency
translation effects and

income and expenses

from precious metals,

which are included

in the income

statement line Other

net income from

financial instruments measured

at fair value

through profit or

loss. The
amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate

Banking” sections of this
report.

3 Investment Bank information is provided at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Net fee and commission income
Net fee and commission income increased by USD 1,012m

to USD 5,601m.
Fees

for

portfolio

management

and

related

services

and

investment

fund

fees

increased

by

USD 424m

and
USD 179m, respectively,

predominantly in

Global Wealth

Management and

Asset Management.

These increases
were largely

attributable to

positive market

performance and

due to

the consolidation

of Credit

Suisse AG revenues.
Net

brokerage

fees

increased

by

USD 257m

to

USD 1,002m,

predominantly

due

to

higher

revenues

in

Global
Wealth Management, reflecting higher levels

of client activity, particularly in the

Americas and Asia Pacific regions,
and also due to the consolidation of Credit Suisse

AG revenues, as well as higher revenues in Execution

Services in
the Investment Bank, due to increases in Cash

Equities across all regions.
M&A and corporate

finance fees

increased by

USD 106m to

USD 262m, mainly

due to higher

advisory fee revenues
across Global Banking.

Underwriting

fees

increased

by

USD 104m

to

USD 235m,

largely

attributable

to

a

USD 77m

increase

in

debt
underwriting fees in Global Banking in the

Investment Bank.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was USD 306m, compared with USD 237m

in the second quarter of 2023. The increase was largely
due to higher costs charged to other subsidiaries

of UBS Group AG.

›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 2Q24 vs

2Q23
Total net credit

loss expenses

in the second

quarter of

2024 were

USD 84m, compared

with net credit

loss expenses
of USD 16m in

the prior-year quarter, reflecting net

releases of USD 29m related

to performing positions and

net
expenses of USD 113m on credit-impaired positions.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.6.24
Global Wealth Management

(14)

12

(2)
Personal & Corporate Banking

(15)

125

110
Asset Management

0

0

0
Investment Bank

1

(2)

(1)
Non-core and Legacy

(1)

(22)

(23)
Group Items

0

0

0
Total

(29)

113

84
For the quarter ended 31.3.24
Global Wealth Management

2

7

9
Personal & Corporate Banking

(12)

22

10
Asset Management

0

0

0
Investment Bank

10

22

32
Non-core and Legacy

0

0

0
Group Items

1

0

1
Total

1

51

52
For the quarter ended 30.6.23
1
Global Wealth Management

(4)

9

5
Personal & Corporate Banking

(11)

21

10
Asset Management

0

0

0
Investment Bank

5

(4)

1
Non-core and Legacy

0

0

0
Group Items

0

0

0
Total

(10)

26

16
1 Comparative-period

information has

been restated

for changes in

business division perimeters.

Refer to

“Changes to segment

reporting in 2024”

in the

“UBS business divisions

and Group Items”

section and
“Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Operating expenses: 2Q24 vs 2Q23
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23 1Q24 2Q23 30.6.24 30.6.23
Personnel expenses

4,797

4,161

3,847

15

25

8,958

7,745
of which: salaries and variable compensation

4,205

3,621

3,364

16

25

7,826

6,720
of which: variable compensation – financial advisors

1

1,291

1,267

1,110

2

16

2,558

2,222
General and administrative expenses

4,584

2,985

2,443

54

88

7,570

5,425
of which: net expenses for litigation, regulatory and similar matters

1,161

8

55

1,169

776
of which: other general and administrative expenses

3,424

2,977

2,387

15

43

6,401

4,649
Depreciation, amortization and impairment of non-financial

assets

631

531

707

19

(11)

1,162

1,176
Total operating expenses

10,012

7,677

6,997

30

43

17,689

14,346
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses increased by

USD 950m to USD 4,797m,

which included the consolidation

of Credit Suisse AG
expenses.

Salaries and

variable compensation increased

by USD 841m,

due to

the aforementioned

consolidation
effect and also due to higher severance-related expenses,

as well as an increase in financial advisor compensation,
which reflected higher compensable revenues.

›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative expenses increased by USD 2,141m to USD 4,584m. The increase was mainly due to a
USD 1,106m increase

in costs

for litigation,

regulatory and

similar matters

largely reflecting

UBS agreeing

in the
second quarter of 2024 to fund an offer by the Credit Suisse supply chain finance funds (the SCFFs) to redeem all of

the

outstanding

units

of

the

respective

funds.

Shared

services

costs

charged

by

other

subsidiaries

of

UBS
Group AG also increased by USD 637m

which included Credit Suisse AG expenses.
›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and

impairment of

non-financial assets

decreased by

USD 76m to

USD 631m,

largely
due

to

a

USD 206m

impairment

of

software

projects

in

progress

in

the

prior-year

quarter,

resulting

from

a
reprioritization of software

development activity

following the acquisition

of the Credit

Suisse Group. This

decrease
was partly offset by

an increase in expenses due

to the consolidation of Credit Suisse AG expenses. Depreciation, amortization and impairment

of non-financial assets

also included a USD 55m

increase in depreciation of

internally
developed software, mainly reflecting a higher level of

capitalized costs in the current quarter.
Tax: 2Q24 vs 2Q23
UBS AG had a net

income tax expense of

USD 28m in the second

quarter of 2024, compared with

USD 332m in
the second quarter

of 2023. The

net current tax expense

was USD 270m, compared

with USD 358m, and

primarily
related to the taxable profits of UBS Switzerland

AG and other entities.

There was a net deferred tax benefit

of USD 242m, compared with USD 27m in the second quarter of

2023. This
included benefits of USD 258m in respect of increases

in recognized deferred tax assets (DTAs), reflecting updated expectations

of

future

profits

that

are

available

to

utilize

tax

losses

carried

forward

and

deductible

temporary
differences, following the merger of UBS AG and Credit Suisse AG and other entity reorganizations in the second
quarter of 2024.

It also included a

benefit of USD 86m

in respect of a

net increase in deferred

tax asset recognition
for UBS AG’s US

branch. These benefits

were partly offset

by a

net expense of

USD 102m that mainly

related to
the amortization

of deferred

tax assets

(DTAs) previously

recognized in

relation to

tax losses

carried forward and
deductible temporary differences.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Total comprehensive income attributable

to shareholders
In the second quarter of

2024, total comprehensive income

attributable to shareholders was

USD 251m, reflecting
a net loss of USD 264m and other comprehensive income

(OCI), net of tax, of USD 514m.
OCI related

to cash

flow hedges

was USD 294m,

mainly reflecting

net losses

on hedging

instruments that

were
reclassified from

OCI to

the income

statement,

partly offset

by net

unrealized losses

on US

dollar hedging

derivatives
resulting from increases in the relevant US

dollar long-term interest rates.
OCI related to

own credit

on financial

liabilities designated

at fair value

was USD 226m,

primarily due

to a widening
of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

Sensitivity to interest rate movements
As of 30 June

2024, we estimated

that a parallel

shift in yield

curves by +100

basis points

could lead to

a combined
increase in annual

net interest income

from our

banking book of

approximately USD 1.6bn in

the first

year after
such a shift. Of

this increase, approximately USD 0.9bn, USD 0.4bn

and USD 0.2bn would result from

changes in
Swiss franc, US dollar and

euro interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could
lead to a combined decrease in annual net interest income of approximately USD 1.5bn in the first year after such a shift, showing similar currency contributions

as for the aforementioned increase in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies and relative to implied forward rates as of 30 June

2024 applied to our banking book. These estimates
further assume no

change to balance

sheet size

and product

mix, stable

foreign exchange rates,

and no

specific
management action. These estimates do not

represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 2Q24 vs 2Q23
The cost / income ratio was 101.1%, compared

with 82.6%, mainly reflecting an increase

in operating expenses,
partly offset by an increase in total revenues.

Personnel: 2Q24 vs 1Q24
The number of internal personnel employed as of 30 June 2024 was 70,750 (full-time equivalents), a net increase of 23,115 compared with 31 March 2024. The increase is largely attributable to the merger of UBS AG and

Credit
Suisse AG on 31 May 2024.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Net profit
Net profit attributable to shareholders

(264)

1,006

1,120

742

2,124
Equity

Equity attributable to shareholders

93,392

55,046

52,922

93,392

52,922
less: goodwill and intangible assets

7,023

6,237

6,281

7,023

6,281
Tangible equity attributable to shareholders

86,369

48,809

46,640

86,369

46,640
less: other CET1 adjustments

3,368

4,946

3,341

3,368

3,341
CET1 capital

83,001

43,863

43,300

83,001

43,300
Returns
Return on equity (%)

(1.4)

7.3

8.0

2.3

7.5
Return on tangible equity (%)

(1.6)

8.2

9.1

2.5

8.4
Return on CET1 capital (%)

(1.7)

9.1

10.4

2.8

9.9
Common equity tier 1 capital: 2Q24 vs 1Q24
During the

second quarter

of 2024,

CET1 capital

increased by

USD 39.1bn to

USD 83.0bn, primarily

due to

the
merger of UBS

AG and Credit

Suisse AG, which

resulted in an

increase of USD 41.4bn

as of the

date of

the merger,
and an

increase in

eligible deferred

tax assets

recognized for

temporary differences

of USD 1.6bn,

mainly as

the
threshold deduction was

no longer applicable after

the CET1 capital

increase due to

the merger.

These increases
were partly

offset by

dividend accruals

of USD 3.1bn,

a current

tax expense

of USD 0.3bn and

an operating loss
before tax of USD 0.2bn.
Return on common equity tier 1 capital: 2Q24

vs 2Q23
The annualized

return on

CET1 capital was

negative 1.7%,

compared with 10.4%,

driven by an

increase in average
CET1 capital and a net loss attributable to shareholders compared with a net profit attributable to shareholders in the second quarter of 2023.
Risk-weighted assets: 2Q24 vs 1Q24
During the second

quarter of 2024,

RWA increased

by USD 181.2bn to

USD 510.0bn, predominantly due

to the
merger of

UBS AG and

Credit Suisse AG,

which resulted

in a

USD 190.0bn increase

in RWA. Excluding

that merger,
RWA decreased

by USD 8.8bn, driven by

decreases of USD 5.9bn

resulting from asset

size and other

movements
and USD 2.9bn resulting from model updates and methodology

changes.
Common equity tier 1 capital ratio: 2Q24 vs 1Q24
The CET1

capital ratio

increased to

16.3% from

13.3%, reflecting

the aforementioned

increase in

CET1 capital,
partly offset by the aforementioned increase in RWA.
Leverage ratio denominator: 2Q24 vs 1Q24
During the second quarter of 2024,

the LRD increased by USD 485.4bn to

USD 1,564.0bn, predominantly due to
the merger of UBS AG and Credit Suisse AG, which resulted in a USD 516.4bn increase in the LRD. Excluding that merger, the LRD decreased by USD 30.9bn, driven by USD 29.2bn resulting from asset size and other movements, as well as USD 1.8bn from currency effects.

Common equity tier 1 leverage ratio: 2Q24

vs 1Q24
The CET1

leverage ratio

increased to

5.3% from

4.1%, reflecting

the aforementioned

increase in

CET1 capital,
partly offset by the aforementioned increase in the LRD.
Results 6M24 vs 6M23
Operating profit before tax

decreased by USD 1,729m,

or 59%, to USD 1,183m, reflecting

a USD 3,343m

increase
in operating expenses,

which was

partly offset by

a USD 1,695m

increase in total

revenues. Net credit

loss expenses
were USD 136m

compared with net credit loss expenses

of USD 54m in the first six months of 2023.

Net fee

and commission

income increased

by USD 1,533m

to USD 10,750m.

Portfolio management

and related
services fees

and investment

fund fees

increased by

USD 670m and

USD 202m respectively,

predominantly

in Global
Wealth Management

and Asset Management,

respectively, largely

attributable to positive

market performance

and
due

to

the

consolidation

of

Credit

Suisse AG

revenues.

Net

brokerage

fees

increased

by

USD 381m,

mainly
reflecting

higher

levels

of

client

activity

and

the

consolidation

of

Credit

Suisse

AG

revenues

in

Global

Wealth
Management,

as well as

due to an

increase in Cash

Equities in Execution

Services in

the Investment

Bank. M&A and
corporate

finance

fees

increased

by

USD 161m,

mainly

due

to

higher

advisory

revenues

in

our

Global

Banking
business within

the Investment

Bank. Underwriting

fees increased

by USD 178m,

largely attributable

to a

USD 141m
increase in debt underwriting fees in Global

Banking in the Investment Bank.

UBS AG second quarter 2024 report |
UBS AG | UBS AG consolidated performance

Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 41m

to USD 7,744m.

The Investment

Bank increased

by USD 174m,

reflecting

higher
revenues

from

Public

Capital

Markets

in

Global

Banking

across

all

products,

an

increase

in

Execution

Services
revenue, due to increases in Cash Equities,

and an increase in Derivatives & Solutions, reflecting

increases in Equity
Derivatives, Credit and Foreign

Exchange,

partly offset by lower

Rates revenues. Personal

& Corporate Banking

had
a USD 148m increase in revenues, largely due to

the consolidation of Credit Suisse AG net interest income, partly offset by

higher liquidity

costs.

Non-core and

Legacy increased

by USD 95m,

mainly due

to the

consolidation of
Credit Suisse AG revenues for one month, as well as net

gains from position exits, along with net interest income
from

securitized

products

and

credit

products.

These

increases

were

partly

offset

by

a

USD 315m

decrease

in
revenues in Global Wealth Management, which was largely due to lower deposit margins,

including the effects of
shifts to lower-margin

deposit products,

partly offset

by higher rates

and deposit

volumes. In

addition, this

decrease
was due to higher liquidity costs,

as well as lower loan revenues,

reflecting lower average volumes,

partly offset by
the consolidation of Credit Suisse AG revenues.
General

and

administrative

expenses

increased

by

USD 2,145m

to

USD 7,570m,

largely

due

to

a

USD 1,185m
increase

in

shared

services

costs

charged

by

other

subsidiaries

of

UBS

Group.

Litigation,

regulatory

and

similar
matters increased by USD 393m largely reflecting UBS agreeing in the second quarter of 2024 to fund an offer by the SCFFs to

redeem all of

the outstanding units in

the respective funds, partly

offset by a

USD 665m increase in
provisions recognized

in the

first half

of 2023

related to

the US

residential mortgage-backed

securities litigation
matter.
Personnel

expenses

increased

by

USD 1,213m

to

USD 8,958m,

which

included

the

consolidation

of

Credit
Suisse AG

expenses.

Salaries and

variable

compensation increased

by

USD 1,106m, due

to

the

aforementioned
consolidation effect and

included higher

salaries, severance and

variable compensation,

as well

as an

increase in
financial advisor compensation,

which reflected higher compensable revenues.

Depreciation, amortization and impairment of non-financial

assets decreased by USD 14m to USD 1,162m, largely
due

to

a

USD 206m

impairment

of

software

projects

in

progress

in

the

prior-year

quarter

resulting

from

a
reprioritization of software

development activity following

the acquisition of

the Credit Suisse

Group. This decrease
was partly

offset by

an increase

in expenses

due to

the consolidation

of Credit

Suisse AG expenses,

as well

as a
USD 112m increase

in accelerated

depreciation related

to decisions

to vacate

leasehold properties.

Depreciation,
amortization

and

impairment

of

non-financial

assets

included

a

USD 75m

increase

in

depreciation

of

internally
developed software, mainly reflecting a higher

level of capitalized costs.
Outlook
The

macroeconomic outlook

continues

to

be

clouded by

ongoing

conflicts, other

geopolitical tensions

and

the
upcoming US elections.

We expect these uncertainties

to persist for the foreseeable

future, and they will

likely lead
to higher market volatility compared with the

first half of the year.

Entering

the

third

quarter,

we

are

seeing

positive

investor

sentiment

and

continued

momentum

in

client

and
transactional activity. Also

visible are

moderate net interest

income headwinds from

ongoing mix shifts

in Global
Wealth Management and the effects

of the second Swiss

National Bank rate cut, not

yet captured in our

deposit
pricing in Personal & Corporate Banking.
As the Group executes

its integration plans, it expects

to incur in the

third quarter of 2024

around USD 1.1bn of
integration-related expenses, while

the pace

of gross

cost savings

will decline

modestly sequentially.

Integration-
related expenses

on UBS

Group level

should be

partly offset

by around

USD 0.6bn accretion

of purchase

accounting
effects.
For the second half of 2024, the Group

estimates that Non-core and Legacy will record an underlying pre-tax loss of around

USD 1bn at

Group level

as revenues

are expected

to reflect

a moderate

short-term upside

to current
book values and continued

sequential progress on costs. In

the absence of a

better-than-expected reported Non-
core and

Legacy performance at

Group level, the

continued

expectation is that

the Group’s effective

tax rate for
the second half of 2024 will be around 35%.
UBS’s diversified business

model positions the

Group well to

deliver sustainable long-term

value for shareholders
across various market conditions. We remain focused on supporting clients while positioning the Group for future growth.

UBS AG second quarter 2024 report |
Business divisions and Group Items

Business divisions and Group
Items
Management report
Our businesses
We report five business divisions in

line with IFRS Accounting Standards: Global Wealth

Management, Personal &
Corporate Banking,

Asset

Management, the

Investment Bank,

and

Non-core

and

Legacy.

Non-core and

Legacy
includes positions and businesses not aligned

with our strategy and policies.

Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.
This is

the first

quarterly report

for UBS AG

since the

legal

merger of

UBS AG and

Credit Suisse AG

on 31 May
2024. The inclusion herein

of one month

of post-merger results has

had a material impact

on the comparison of
the second

quarter of

2024

with the

second

quarter of

2023

(which did

not

include any

revenues from

Credit
Suisse AG entities). This discussion and analysis of

the results of the business divisions and Group

Items compares
the second

quarter of

2024, which

covers one

month of

post-merger results,

with the

second quarter

of 2023,
which

did

not

include

results

from the

newly

merged Credit

Suisse AG

entities. It

also

compares

the six-month
period ended

30 June 2024,

which

covers one

month of

post-merger results,

with the

six-month period

ended
30 June 2023,

which did

not include

results from

the newly

merged Credit

Suisse AG entities.

This is

a material
driver in many of the increases across both

total revenues and operating expenses.

The

results

reported

for

UBS AG

consolidated

for

the

respective

periods

also

differ

materially

from

the

results
reported by

the UBS

Group for

the corresponding

periods, as

the UBS

Group results

reflect consolidation of

the
Credit Suisse AG entities

from June 2023

onward. Comparability

to Group results

is also affected by

purchase price
allocation adjustments under IFRS 3, which are not

pushed down to UBS AG, and presentation

differences.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Global

Wealth Management

15
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

1,317

1,204

1,436

9

(8)

2,521

2,924
Recurring net fee income
3

2,893

2,693

2,535

7

14

5,586

4,988
Transaction-based income
3

960

986

749

(3)

28

1,945

1,591
Other income

22

35

10

(37)

124

58

14
Total revenues

5,192

4,918

4,729

6

10

10,110

9,517
Credit loss expense / (release)

(2)

9

5

7

20
Operating expenses

4,473

3,975

3,627

13

23

8,448

7,204
Business division operating profit / (loss) before tax

720

935

1,097

(23)

(34)

1,655

2,293
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(34.3)

(21.8)

(2.9)

(27.8)

(5.0)
Cost / income ratio (%) 3

86.2

80.8

76.7

83.6

75.7
Financial advisor compensation
4

1,291

1,267

1,110

2

16

2,558

2,222
Invested assets (USD bn)
3

4,038

3,302

3,037

22

33

4,038

3,037
Loans, gross (USD bn)
5

307.4

210.6

220.4

46

39

307.4

220.4
Customer deposits (USD bn)
5

477.0

351.2

336.1

36

42

477.0

336.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,6

0.4

0.3

0.3

0.4

0.3
Advisors (full-time equivalents)

10,068

8,809

8,992

14

12

10,068

8,992
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and

deferred compensation awards

and is based on

compensable revenues and firm

tenure using a formulaic

approach. Also includes expenses

related to compensation
commitments with financial advisors

entered into at

the time of recruitment

that are subject to

vesting requirements.

Recruitment loans to financial

advisors were USD 1,715m

as of 30 June

2024.

5 Loans and
Customer deposits in

this table include

customer brokerage

receivables and payables,

respectively, which

are presented in

a separate reporting

line on the

balance sheet.

6 Refer to the

“Risk management and
control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 2Q24 vs 2Q23
Profit

before tax

decreased by

USD 377m, or

34%, to

USD 720m, mainly

driven by

higher operating

expenses,
partly offset by

higher total

revenues. Profit before

tax also included

a positive

impact of the

merger of UBS AG

and
Credit Suisse AG.
Total revenues
Total

revenues

increased

by

USD 463m,

or

10%,

to

USD 5,192m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues. The remaining

increase largely reflected increases

in recurring net fee

income and transaction-
based income, partly offset by decreases in net interest income.
Net

interest income

decreased by

USD 119m, or

8%, to

USD 1,317m, mainly

driven

by

lower deposit

margins,
including the effects of shifts to lower-margin deposit products, partly offset by higher rates and deposit volumes.
The decrease

was also

due to

higher liquidity

costs, as

well as

lower loan

revenues,

reflecting lower

average volumes.
These effects were partly offset by the consolidation

of Credit Suisse AG net interest income.
Recurring

net

fee

income

increased

by

USD 358m,

or

14%,

to

USD 2,893m,

mainly

driven

by

positive

market
performance and the consolidation of Credit

Suisse AG recurring net fee income.
Transaction-based income increased by USD 211m, or 28%, to USD 960m, mainly driven by higher levels of client activity, particularly in

the Americas and Asia

Pacific regions, and

the consolidation of

Credit Suisse AG transaction-
based income.
Other income

increased by USD 12m

to USD 22m, mainly

due to

an increase

in shared services

costs charged to
other subsidiaries of UBS Group AG, mainly related

to secondments.
Credit loss expense / release
Net credit loss releases were USD 2m, compared with net credit loss expenses of USD 5m in the second quarter of
2023.

Operating expenses
Operating expenses increased by USD 846m, or 23%, to

USD 4,473m, mostly driven by higher integration-related
expenses and higher

financial advisor

compensation reflecting

higher compensable

revenues,

and also included

the
consolidation of Credit Suisse AG operating expenses.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Global

Wealth Management

16
Invested assets: 2Q24 vs 1Q24
Invested assets

increased by

USD 736bn, or

22%, to

USD 4,038bn, mainly

due to

the merger

of UBS AG

and Credit
Suisse AG, as well as due to positive market performance of

USD 25bn and net new asset inflows, partly offset by
negative foreign currency effects of USD 4bn.
Loans: 2Q24 vs 1Q24
Loans increased by USD 96.8bn to

USD 307.4bn, mainly driven by the consolidation

of Credit Suisse AG loans and
net new loans.
Customer deposits: 2Q24 vs 1Q24
Customer

deposits

increased

by

USD 125.8bn

to

USD 477.0bn,

mainly

driven

by

the

consolidation

of

Credit
Suisse AG deposits and positive foreign currency

effects, partly offset by net new deposit outflows.
Results: 6M24 vs 6M23
Profit before tax

decreased by USD 638m,

or 28%, to

USD 1,655m, mainly driven by

higher operating expenses,
partly offset by

higher total

revenues. Profit before

tax also included

a positive

impact of the

merger of UBS AG

and
Credit Suisse AG.
Total

revenues

increased

by

USD 593m,

or

6%,

to

USD 10,110m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues. The remaining

increase largely reflected

increases in recurring

net fee income and transaction-
based income,

partly offset by decreases in net interest

income.
Net interest

income decreased

by USD 403m,

or 14%,

to USD 2,521m,

mainly driven

by lower

deposit margins,
including the effects of shifts to lower-margin deposit products, partly offset by higher rates and deposit volumes.
In addition, the decrease was

due to higher liquidity costs,

as well as lower loan revenues,

reflecting lower average
volumes. These effects were partly offset by

the consolidation of Credit Suisse AG net interest

income.
Recurring

net

fee

income

increased

by

USD 598m,

or

12%,

to

USD 5,586m,

mainly

driven

by

positive

market
performance and the consolidation of Credit

Suisse AG recurring net fee income.
Transaction-based income

increased by

USD 354m, or

22%, to USD 1,945m,

mainly driven

by higher

levels of

client
activity, particularly in

the Americas and Asia

Pacific regions,

and the consolidation

of Credit Suisse AG transaction-
based income.
Other income increased

by USD 44m

to USD 58m, mainly

due to

an increase

in shared services

costs charged to
other subsidiaries of UBS Group AG, mainly related

to secondments, as well as due to dividends

received.

Net credit

loss expenses

were USD 7m,

compared with

net credit

loss expenses

of USD 20m

in the

first half

of 2023.
Operating expenses

increased by

USD 1,244m, or

17%, to

USD 8,448m, mostly

driven by

higher integration-related
expenses and higher

financial advisor compensation

reflecting higher

compensable revenues,

and also included

the
consolidation of Credit Suisse AG operating expenses.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Personal

& Corporate Banking

17
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

781

681

736

15

6

1,463

1,387
Recurring net fee income
3

271

221

213

22

27

493

423
Transaction-based income
3

353

300

305

17

16

653

614
Other income

11

14

14

(21)

(19)

25

24
Total revenues

1,417

1,217

1,268

16

12

2,634

2,447
Credit loss expense / (release)

98

9

9

969

108

23
Operating expenses

905

715

643

27

41

1,620

1,257
Business division operating profit / (loss) before tax

413

493

616

(16)

(33)

906

1,167
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(32.9)

(10.5)

56.6

(22.3)

49.4
Cost / income ratio (%)
3

63.9

58.8

50.7

61.5

51.4
Net interest margin (bps)
3

156

185

203

168

192
Loans, gross (CHF bn)

253.2

148.5

145.8

71

74

253.2

145.8
Customer deposits (CHF bn)

256.4

169.6

165.1

51

55

256.4

165.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4

1.3

0.9

0.8

1.3

0.8
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

4 Refer to the “Risk management and control” section of this report for more
information about (credit-)impaired exposures.
Results : 2Q24 vs 2Q23
Profit before tax decreased by CHF 203m, or

33%, to CHF 413m, as higher total revenues were more

than offset
by higher operating expenses and net credit loss expenses.

Total revenues
Total

revenues

increased

by

CHF 149m,

or

12%,

to

CHF 1,417m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues, with the remaining variance largely reflecting a decrease in net interest income.

Net interest income increased by CHF 45m to CHF 781m, largely due to the consolidation of Credit Suisse AG net interest income, with the remaining variance

mainly attributable to higher liquidity costs, as

well as lower deposit
margins resulting from shifts to lower-margin deposit

products.
Recurring net

fee income

increased by

CHF 58m to

CHF 271m, mainly

due to

the consolidation

of Credit

Suisse AG
recurring net fee income,

with the remaining increase

including higher revenues from

increased custody asset levels.
Transaction-based income

increased by

CHF 48m to

CHF 353m, largely

due to

the consolidation

of Credit

Suisse AG
transaction-based income.
Other income decreased by CHF 3m to CHF 11m.
Credit loss expense / release
Net credit loss expenses

were CHF 98m, mainly

reflecting net credit

loss expenses on

credit-impaired positions with
a small number

of corporate counterparties,

partly offset by

net credit loss releases

related to performing

positions.
These compared with net credit loss expenses of CHF 9m in the second quarter of 2023.
Operating expenses
Operating expenses

increased

by

CHF 262m, or

41%,

to CHF 905m,

largely due

to

the consolidation

of Credit
Suisse AG expenses, and included higher integration-related

expenses.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Personal

& Corporate Banking

18
Results: 6M24 vs 6M23
Profit before tax decreased by CHF 261m, or

22%, to CHF 906m, as higher total revenues

were more than offset
by higher operating expenses and net credit loss

expenses.

Total revenues

increased by

CHF 187m, or

8%, to

CHF 2,634m, mainly

due to

the consolidation

of Credit

Suisse AG
revenues, with the remaining variance largely

reflecting a decrease in net interest

income.

Net interest

income increased

by CHF 76m

to CHF 1,463m,

largely due

to the

consolidation of

Credit Suisse AG
net interest income, with the remaining variance

mainly attributable to higher liquidity costs.
Recurring net fee

income increased

by CHF 70m to

CHF 493m, mainly

due to the

consolidation of

Credit Suisse AG
recurring net fee income,

with the remaining increase

including higher revenues

from increased

custody

asset

levels.
Transaction-based income

increased by

CHF 39m to

CHF 653m, largely

due to

the consolidation

of Credit

Suisse AG
transaction-based income.
Other income increased by CHF 1m to CHF

25m.
Net credit

loss expenses

were CHF 108m,

mainly reflecting

net credit

loss expenses

on credit-impaired

positions
with

a

small

number of

corporate

counterparties, partly

offset

by

net credit

loss

releases

related

to

performing
positions. These compared with net credit loss

expenses of CHF 23m in the first half of

2023.
Operating expenses increased by

CHF 363m, or 29%,

to CHF 1,620m, largely

due to the

consolidation of Credit
Suisse AG expenses, and included higher integration-related

expenses.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

863

772

818

12

5

1,634

1,522
Recurring net fee income
3

300

251

237

20

27

550

464
Transaction-based income
3

389

340

339

15

15

729

674
Other income

12

16

15

(23)

(20)

28

26
Total revenues

1,564

1,378

1,409

13

11

2,942

2,686
Credit loss expense / (release)

110

10

10

969

992

120

26
Operating expenses

999

809

714

23

40

1,808

1,379
Business division operating profit / (loss) before tax

455

558

685

(18)

(34)

1,014

1,281
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(33.5)

(6.3)

67.5

(20.9)

54.5
Cost / income ratio (%)
3

63.9

58.7

50.7

61.5

51.4
Net interest margin (bps)
3

155

182

204

167

192
Loans, gross (USD bn)

281.8

164.5

162.7

71

73

281.8

162.7
Customer deposits (USD bn)

285.3

188.0

184.3

52

55

285.3

184.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,4

1.3

0.9

0.8

1.3

0.8
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

4 Refer to the “Risk management and control” section of this report for more
information about (credit-)impaired exposures.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Asset

Management

19
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net management fees
3

582

487

492

20

18

1,069

972
Performance fees

23

22

7

4

219

45

31
Net gain from disposals

28

28
Total revenues

634

509

499

24

27

1,143

1,002
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

513

459

410

12

25

972

818
Business division operating profit / (loss) before tax

121

50

90

141

35

172

185
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

35.0

(46.8)

(90.6)

(7.0)

(83.7)
Cost / income ratio (%) 4

80.8

90.1

82.0

85.0

81.6
Gross margin on invested assets (bps)
4

17

16

17

17

18
Information by business line / asset

class
Invested assets (USD bn)
4
Equities

691

579

519

19

33

691

519
Fixed Income

448

337

321

33

40

448

321
of which: money market

146

142

136

2

7

146

136
Multi-asset & Solutions

277

185

168

50

65

277

168
Hedge Fund Businesses

59

55

55

7

7

59

55
Real Estate & Private Markets

147

97

102

50

43

147

102
Total invested assets excluding associates

1,622

1,253

1,165

29

39

1,622

1,165
of which: passive strategies

756

575

508

32

49

756

508
Associates
5

77

23

23

231

240

77

23
Total invested assets

1,699

1,276

1,188

33

43

1,699

1,188
Information by region
Invested assets (USD bn)
4
Americas

426

376

328

13

30

426

328
Asia Pacific 6

213

155

173

37

23

213

173
EMEA (excluding Switzerland)

378

334

303

13

25

378

303
Switzerland

682

412

384

66

78

682

384
Total invested assets

1,699

1,276

1,188

33

43

1,699

1,188
Information by channel
Invested assets (USD bn)
4
Third-party institutional

957

684

656

40

46

957

656
Third-party wholesale

181

129

124

41

47

181

124
UBS’s wealth management businesses

484

440

386

10

25

484

386
Associates
5

77

23

23

231

240

77

23
Total invested assets

1,699

1,276

1,188

33

43

1,699

1,188
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Net management fees

include transaction

fees, fund

administration revenues

(including net interest

and trading

income from lending

activities and foreign-exchange

hedging as part

of the fund
services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other
items that are not Asset Management’s

performance fees.

4 Refer to “Alternative

performance measures” in the appendix to this report for

the definition and calculation method.

5 The invested assets amounts
reported for associates are prepared in accordance with their local regulatory requirements and practices.

6 Includes invested assets from associates.
Results: 2Q24 vs 2Q23
Profit before tax increased by

USD 31m, or 35%, to USD 121m,

mainly due to a USD 28m net

gain from the initial
portion of the sale of

our Brazilian real estate

fund management business.

We expect to record in

the third quarter
of 2024 an additional USD 60m in pre-tax profit

on gains from disposals, mainly from closing

the residual portions
of this transaction.
Total revenues
Total

revenues

increased

by

USD 135m,

or

27%,

to

USD 634m,

mainly

reflecting

the

consolidation

of

Credit
Suisse AG revenues, and included the aforementioned USD 28m net gain from the sale of our Brazilian real estate
fund management business.
Net management fees increased by USD

90m, or 18%, to USD 582m, largely

driven by the consolidation of

Credit
Suisse AG net management

fees. The remaining

increase

largely

reflected

positive market performance

and higher
transaction fees in the Real Estate business,

partly offset by continued margin compression.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Asset

Management

20
Performance fees

increased by

USD 16m, or

219%, to

USD 23m, largely

due to

increases in

Hedge Fund

Businesses,
with the

remaining variance attributable

to the

consolidation of Credit

Suisse AG performance fees, partly

offset
by lower performance fees in Fixed Income.
Operating expenses
Operating

expenses

increased

by

USD 103m,

or

25%,

to

USD 513m,

largely

due

to

higher

integration-related
expenses,

and also included the consolidation of Credit

Suisse AG operating expenses.
Invested assets: 2Q24 vs 1Q24

Invested assets increased by USD 423bn, or

33%, to USD 1,699bn, mainly reflecting the

impact of the merger of
UBS AG and Credit Suisse AG, and positive market

performance of USD 22bn.
Results: 6M24 vs 6M23
Profit before tax decreased by USD 13m, or 7%, to USD 172m, reflecting higher operating expenses, partly offset by higher

total revenues, which

included a

USD 28m net gain

from the initial

portion of the

sale of our

Brazilian
real estate fund management business.
Total

revenues

increased

by

USD 141m,

or

14%,

to

USD 1,143m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues, and included the aforementioned USD 28m net gain from the sale of our Brazilian real estate
fund management business.
Net management fees increased by USD 97m, or 10%, to USD 1,069m, mainly due to the consolidation of Credit
Suisse AG net

management fees,

with the remaining increase

reflecting

positive market

performance and

foreign
currency effects,

partly offset

by continued

margin compression.

In addition,

the first

half of

2023 included

negative
pass-through fees, with the corresponding offset

in performance fees.
Performance fees

increased by

USD 14m, or

48%, to

USD 45m, mainly

due to

an increase

in Hedge

Fund Businesses
and also due

to the

consolidation of

Credit Suisse AG

performance fees.

These increases

were partly

offset by

lower
performance fees related to the aforementioned

pass-through fees in the first half of 2023.
Operating

expenses

increased

by

USD 154m,

or

19%,

to

USD 972m,

largely

due

to

higher

integration-related
expenses,

and also included the consolidation of Credit

Suisse AG operating expenses.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Investment

Bank

21
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Advisory

226

165

160

37

41

391

331
Capital Markets

399

349

212

14

88

748

425
Global Banking

625

514

372

22

68

1,139

757
Execution Services
3

405

398

323

2

25

802

680
Derivatives & Solutions
3

880

934

670

(6)

31

1,813

1,750
Financing

526

542

533

(3)

(1)

1,069

1,073
Global Markets

1,811

1,874

1,527

(3)

19

3,684

3,503
of which: Equities

1,337

1,360

1,135

(2)

18

2,697

2,444
of which: Foreign Exchange, Rates and Credit

474

514

392

(8)

21

988

1,059
Total revenues

2,436

2,388

1,899

2

28

4,824

4,260
Credit loss expense / (release)

(1)

32

1

31

8
Operating expenses

2,200

2,083

1,757

6

25

4,284

3,639
Business division operating profit / (loss) before tax

237

272

142

(13)

67

509

613
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

67.2

(42.2)

(63.4)

(16.9)

(52.7)
Cost / income ratio (%)
4

90.3

87.3

92.5

88.8

85.4
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative figures have been restated for changes in Group Treasury allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

3 Comparative figures

have been restated

as a result

of the shift

of the foreign

exchange products that

are traded

over electronic platforms

from Execution Services

to Derivatives

& Solutions.

The
restatement had no effect on total Global Markets revenues.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
Results: 2Q24 vs 2Q23
Profit before

tax increased

by USD 95m,

or 67%,

to USD 237m,

mainly reflecting

higher total

revenues, partly

offset
by higher operating expenses.
Total revenues
Total revenues increased by USD 537m, or

28%, to USD 2,436m,

reflecting increases in

Global Markets

and Global
Banking.
Global Banking
Global Banking revenues

increased by

USD 253m, or 68%,

to USD 625m, with

increases in

Capital Markets and
Advisory. The overall global fee pool
1,2
increased 21%.
Advisory revenues

increased by

USD 66m, or

41%, to

USD 226m, mostly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 51m, or 37%. The relevant global fee

pool
1,2
increased 9%.
Capital Markets revenues increased by

USD 187m, or 88%, to USD 399m, mainly

due to higher Leveraged Capital
Markets revenues, which

increased by USD 119m,

or 488%,

Debt Capital

Markets revenues, which

increased by
USD 36m, or

62%, and

Equity Capital

Markets revenues,

which increased

by USD 36m,

or 68%.

The relevant

global
fee pools
1,2

increased 47%, 20% and 22%, respectively.
Global Markets
Global Markets revenues increased by USD 284m, or

19%, to USD 1,811m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution Services

revenues increased

by USD 82m,

or 25%,

to USD 405m,

mainly due

to increases

in Cash

Equities
across all regions.
Derivatives &

Solutions revenues

increased by

USD 210m, or

31%, to

USD 880m, with

increases across

all products.
Financing revenues decreased by USD 7m, or

1%, to USD 526m.
Equities
Global Markets Equities revenues increased by USD 202m, or 18%,

to USD 1,337m, mostly driven by increases in
Equity Derivatives and Cash Equities.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Investment

Bank

22
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 82m,

or

21%,

to

USD 474m,
primarily driven by increases in Foreign Exchange and Credit.
Credit loss expense / release
Net credit loss releases were USD 1m, compared with net credit loss expenses of USD 1m in the second quarter of
2023.
Operating expenses
Operating

expenses

increased

by

USD 443m,

or

25%,

to

USD 2,200m,

mainly

driven

by

integration-related
expenses, an increase

in variable compensation relating

to higher revenues,

and expenses related to

secondment
of Credit Suisse employees prior to the merger of UBS

AG and Credit Suisse AG.
Results: 6M24 vs 6M23
Profit

before tax

decreased by

USD 104m, or

17%, to

USD 509m, mainly

reflecting higher

operating expenses,
partly offset by higher total revenues.
Total revenues increased

by USD 564m, or

13%, to USD 4,824m,

reflecting increases

in Global Banking

and Global
Markets.
Global Banking revenues increased by USD 382m, or 51%, to USD 1,139m, reflecting higher Capital Markets and
Advisory revenues. The overall global fee pool 1,2

increased 25%.
Advisory revenues

increased by

USD 60m, or

18%, to

USD 391m, mostly

due to

higher merger

and acquisition
transaction revenues, which increased by USD 42m, or 14%, compared with a 5% increase in the relevant

global
fee pool.
1,2
Capital Markets revenues increased by

USD 323m, or 76%, to USD 748m,

mainly due to higher Leveraged

Capital
Markets revenues, which

increased by USD 216m,

or 333%,

Debt Capital

Markets revenues, which

increased by
USD 73m, or

58%, and

Equity Capital

Markets revenues,

which increased

by USD 68m,

or 62%.

The relevant

global
fee pools
1,2

increased 61%, 26% and 38%, respectively.
Global Markets

revenues increased

by USD 181m,

or 5%,

to USD 3,684m,

primarily driven

by higher

Execution
Services and Derivatives & Solutions revenues.
Execution Services

revenues increased

by USD 122m,

or 18%,

to USD 802m,

mainly driven

by increases

in Cash
Equities across all regions.
Derivatives &

Solutions revenues

increased by

USD 63m, or

4%, to

USD 1,813m, mainly

driven by

increases in

Equity
Derivatives, Credit and Foreign Exchange, partly

offset by lower Rates revenues.
Financing revenues were stable year on year.
Equities
Global Markets Equities revenues increased by USD 253m, or 10%,

to USD 2,697m, mainly driven by increases in
Cash Equities and Equity Derivatives.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange, Rates

and Credit revenues

decreased by USD 71m,

or 7%, to

USD 988m, mainly
driven by lower Rates revenues, partly offset by increases in Credit and Foreign Exchange.
Net credit

loss expenses

were USD 31m,

compared with

net credit

loss expenses

of USD 8m

in the

first half

of 2023.
Operating

expenses

increased

by

USD 645m,

or

18%,

to

USD 4,284m,

mainly

driven

by

integration-related
expenses and

expenses related

to secondment

of Credit

Suisse employees

prior to

the merger

of UBS AG

and Credit
Suisse AG.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 28 June 2024.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Non-core

and Legacy

23
Non-core and Legacy
Non-core and Legacy
1,2
As of or for the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23 1Q24 2Q23 30.6.24 30.6.23
Results
Total revenues

165

21

28

689

480

186

51
Credit loss expense / (release)

(23)

0

0

(23)

0
Operating expenses

1,552

138

21

1,691

719
Operating profit / (loss) before tax

(1,365)

(118)

8

(1,483)

(668)
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment, which includes Non-core and Legacy Portfolio previously reported within Group Functions. Prior periods have been revised to reflect this presentational change.

Additionally, a small amount of exposure

of pre-integration UBS business divisions was

included in Non-core and Legacy starting with the

third quarter of 2023, as
it was assessed as not strategic in light of the acquisition of the Credit Suisse Group.

2 Comparatives may differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.
Results: 2Q24 vs 2Q23
Loss before tax

was USD 1,365m, primarily driven

by the impact

of the merger

of UBS AG and

Credit Suisse AG,
compared with a profit before tax of USD 8m.
Total revenues
Total

revenues were USD 165m, which was USD 137m higher than the amount recorded in the second quarter of
2023, mainly due

to the consolidation

of Credit

Suisse AG revenues for

one month.

Total

revenues reflected

net
gains from position exits, along with net interest income

from securitized products and credit products.
Credit loss expense / release
Net credit loss releases were USD 23m, mainly

driven by position exits in

credit products, compared with net credit
loss releases of USD 0m in the second quarter of 2023.

Operating expenses
Operating expenses

were USD 1,552m,

compared with

operating expenses

of USD 21m

recorded in

the second
quarter

of

2023,

largely

due

to

the

consolidation

of

Credit

Suisse AG

expenses

for

one

month,

and

included
integration-related expenses of USD 187m. Operating expenses also included litigation expenses of USD 1,118m,
largely reflecting UBS

agreeing in

the second quarter

of 2024

to fund

an offer

by the

Credit Suisse

supply chain
finance funds (the SCFFs) to redeem all of the outstanding

units of the respective funds.
Results: 6M24 vs 6M23
Loss before tax

was USD 1,483m, primarily driven

by the impact

of the merger of

UBS AG and Credit

Suisse AG,
compared with a loss before tax of USD 668m.
Total revenues
Total

revenues were USD 186m, which was USD 135m higher than the amount recorded in the first half of 2023, mainly due

to the

consolidation of

Credit Suisse AG

revenues for

one month.

Total

revenues reflected

net gains
from position exits, along with net interest income from securitized products and credit products.
Credit loss expense / release
Net credit loss releases were USD 23m, mainly

driven by position exits in

credit products, compared with net credit
loss expenses of USD 0m in the first half

of 2023.
Operating expenses
Operating expenses were USD 1,691m, compared with

operating expenses of USD 719m

recorded in the first half
of 2023, largely

due to the consolidation

of Credit Suisse AG

expenses for one month,

and included integration-
related

expenses

of

USD 248m.

Operating

expenses

also

included

litigation

expenses

of

USD 1,118m,

largely
reflecting UBS

agreeing in

the second

quarter of

2024 to

fund an

offer by

the SCFFs

to redeem

all of

the outstanding
units of the respective

funds. The first half

of 2023 included a USD 665m increase

in provisions related

to the US
residential mortgage-backed securities litigation

matter, which was settled in the third quarter of 2023.

UBS AG second quarter 2024 report |
Business divisions and Group Items | Group

Items

24
Group Items
Group Items
1,2
As of or for the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23
3
1Q24 2Q23 30.6.24 30.6.23
3
Results
Total revenues

(90)

(106)

(97)

(15)

(7)

(196)

(204)
Credit loss expense / (release)

0

1

0

1

0
Operating expenses

275

212

469

29

(41)

487

586
Operating profit / (loss) before tax

(365)

(319)

(565)

14

(35)

(684)

(790)
1 Starting with the third quarter of 2023, Group Functions has been renamed

Group Items, and Non-core and Legacy Portfolio,

which was previously reported within Group Functions,

has been included in Non-core
and Legacy, which represents a separate reportable segment. Prior periods have been revised to reflect these presentational changes.

2 Comparatives may differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

3 Comparative figures have been restated for changes in Group
Treasury allocations. Refer to “Note 3 Segment reporting”

in the “Consolidated financial statements” section of this report for more information.
Results: 2Q24 vs 2Q23
Loss before tax

was USD 365m, compared with

a loss before

tax of USD 565m, mainly

due to lower

integration-
related expenses,

partly offset by higher shared services

costs charged by other subsidiaries of UBS Group

AG.
Results: 6M24 vs 6M23
Loss before tax

was USD 684m, compared with

a loss before

tax of USD 790m, mainly

due to lower

integration-
related expenses,

partly offset by higher shared services

costs charged by other subsidiaries of UBS Group

AG.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet

25
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
26
Risk management and control
26
Credit risk
28
Market risk
29
Country risk
30
Non-financial risk
31
Capital management
33
Total loss-absorbing capacity
36
Risk-weighted assets
39
Leverage ratio denominator
40
Liquidity and funding management
40
Strategy, objectives and governance
40
Liquidity coverage ratio
40
Net stable funding ratio
41
Balance sheet and off-balance sheet
41
Balance sheet assets
42
Balance sheet liabilities
43
Equity

Off-balance sheet

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

26
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2023, available under
“Annual

reporting”

at
ubs.com/investors
,

and

the

“Recent

developments”

section

of

this

report

for

more
information about the integration of Credit Suisse.
Following the merger of UBS AG and Credit Suisse AG in May 2024, the risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG.

The changes over the quarter primarily reflect

the merger.
Credit risk

Overall banking products exposure
Overall banking products exposure increased by USD 365bn

to USD 1,063bn as of 30 June 2024, mainly

driven by
increases

in

loans

and

advances

to

customers,

balances

at

central

banks,

and

irrevocable

loan

commitments,
primarily reflecting the aforementioned merger.

The increase in balances at central banks was partly

offset by the
repayment of the remaining funding drawn under the Swiss

National Bank Emerging Liquidity Assistance

facility.
Total net

credit loss

expenses in

the second

quarter of

2024 were

USD 84m, reflecting

net releases

of USD 29m
related to performing positions and net expenses

of USD 113m on credit-impaired positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 9 Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 0.8bn

to
USD 2.8bn as

of 30 June

2024, driven

by new

mandates, partly

offset by

deal syndications

and cancellations. In
Non-core and

Legacy,

the underwriting portfolio

was unchanged at

USD 0.5bn. As of

30 June 2024,

USD 0.2bn
and USD 0.5bn of commitments in the Investment Bank and

in Non-core and Legacy,

respectively,

have not been
distributed as originally planned.
Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

27
Banking and traded products exposure in the business divisions and Group Items
30.6.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

471,272

439,621

1,436

100,219

32,673

18,174

1,063,396
of which: loans and advances to customers (on-balance sheet)

302,690

281,758

11

17,517

5,763

3,866

611,606
of which: guarantees and loan commitments (off-balance sheet)

19,663

48,474

10

34,702

3,020

16,789

122,657
Traded products
2,3
Gross exposure

13,459

3,937

0

42,155

59,551
of which: over-the-counter derivatives

9,718

3,415

0

10,897

24,029
of which: securities financing transactions

343

0

0

21,079

21,422
of which: exchange-traded derivatives

3,398

522

0

10,180

14,099
Other credit lines, gross
4

69,061

77,501

0

2,294

3

1,591

150,450
Total credit-impaired exposure, gross

1,416

3,887

0

492

1,575

0

7,371
Total allowances and provisions for expected credit losses
5

370

1,762

0

338

1,000

7

3,478
of which: stage 1

136

327

0

121

6

7

597
of which: stage 2

68

235

0

96

207

0

606
of which: stage 3

166

1,200

0

122

787

0

2,275
31.3.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

328,131

262,390

1,351

80,627

3,452

21,975

697,927
of which: loans and advances to customers (on-balance sheet)

205,835

164,543

0

14,907

154

6,404

391,844
of which: guarantees and loan commitments (off-balance sheet)

11,945

27,876

0

17,684

1,600

17,326

76,432
Traded products
2,3
Gross exposure

10,263

764

0

32,055

43,082
of which: over-the-counter derivatives

7,746

747

0

9,200

17,692
of which: securities financing transactions

0

0

0

14,251

14,251
of which: exchange-traded derivatives

2,517

17

0

8,604

11,138
Other credit lines, gross
4

12,733

25,173

0

2,568

0

1,629

42,102
Total credit-impaired exposure, gross

842

1,669

0

466

12

0

2,989
Total allowances and provisions for expected credit losses
5

221

748

0

257

7

6

1,239
of which: stage 1

72

163

0

61

0

6

303
of which: stage 2

52

140

0

60

0

0

253
of which: stage 3

96

445

0

135

6

0

683
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss requirements: balances

at central banks,

amounts due from banks,

loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from

IFRS Accounting Standards.

3 As
counterparty risk for traded products is

managed at counterparty level, no further

split between exposures in the Investment

Bank, Non-core and Legacy,

and Group Items is provided.

4 Unconditionally revocable
committed credit lines.

5 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument,

which is reflected as a negative ECL allowance.
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.6.24 31.3.24 30.6.24 31.3.24
Secured by collateral

294,290

203,231

240,669

147,458
Residential real estate

109,196

65,844

189,385

118,208
Commercial / industrial real estate

10,165

4,768

39,608

21,067
Cash

30,182

20,839

2,913

2,521
Equity and debt instruments

119,365

96,316

3,209

2,422
Other collateral
2

25,383

15,464

5,553

3,240
Subject to guarantees

724

95

7,595

2,537
Uncollateralized and not subject to guarantees

7,676

2,509

33,494

14,547
Total loans and advances to customers, gross

302,690

205,835

281,758

164,543
Allowances

(290)

(145)

(1,471)

(615)
Total loans and advances to customers, net of allowances

302,400

205,691

280,287

163,927
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

97.2

98.7

85.4

89.6
1 Collateral arrangements generally incorporate

a range of collateral, including

cash, securities, real estate and

other collateral. UBS applies a

risk-based approach that generally prioritizes collateral

according to its
liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is first allocated to the funded element. For legacy Credit Suisse exposure, a risk-based approach is applied that generally
prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately

allocated.

2 Includes
but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

28
Market risk
UBS AG

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management value-at-risk (VaR).

Average management VaR

(1-day, 95%

confidence level) decreased

to USD 9m
from USD 17m in the second quarter of 2024, mainly driven by the Investment Bank’s Rates business.

There were
no new VaR negative

backtesting exceptions in the second

quarter of 2024. The number

of negative backtesting
exceptions within the most recent 250-business-day

window remained at zero.

Average management VaR (1-day,

98% confidence level) of the legacy

Credit Suisse components was USD 15m

at
the end

of the

second quarter of

2024. In

the second

quarter of 2024,

the aforementioned legacy

Credit Suisse
components had no new negative backtesting exceptions. The

number of negative backtesting exceptions within
the most recent 250-business-day window was one.

The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

negative

backtesting
exceptions for market risk

risk-weighted assets was unchanged

compared with the prior

quarter, at 3.0,

for both
UBS AG

excluding

certain

legacy

Credit

Suisse

components

and

the

aforementioned

legacy

Credit

Suisse
components.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

2

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

15

8

9

4

12

8

3

3
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

4

5

4

4

1

3

3

1

0
Diversification effect
3,4

(7)

(6)

(1)

(5)

(5)

(1)

0
Total as of 30.6.24

6

15

8

9

4

13

9

4

3
Total as of 31.3.24

12

23

13

17

7

18

9

3

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

3

2

2

1

0

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

3

4

3

3

2

1

1

0

0
Non-core and Legacy

10

13

11

12

6

5

10

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(2)

(3)

(2)

2

(3)

0

0
Total as of 30.6.24

13

17

15

15

7

8

10

1

1
1 Legacy Credit

Suisse components not

included in

the UBS AG

management VaR

reflect predominantly

the portfolio in

Non-core and

Legacy and the

transition portfolio

in the Investment

Bank. These

positions
continue to

be managed

on legacy

Credit Suisse

infrastructure based

on legacy

Credit Suisse

management VaR

methodology until

full migration

of these

positions to

the UBS

infrastructure or

liquidation of

the
positions. This process is ongoing, and the management VaR

of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding
distribution of simulated profits and losses for

that business line or risk type, may well be

driven by different days in the historical time

series, rendering invalid the simple summation of figures to arrive at the aggregate
total.

3 The difference between the sum

of the standalone VaR for the business

divisions and Group Items and the total VaR.

4 As the minima and maxima for different business divisions

and Group Items occur
on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic

value of

equity (EVE)

sensitivity in

UBS AG’s banking

book to

a parallel

shift in

yield curves

of +1 basis
point was negative

USD 32.1m

as of 30 June

2024, compared with

negative USD

28.6m as of

31 March 2024. This
excluded

the

sensitivity

of

USD 5.4m

from

additional

tier 1

(AT1)

capital

instruments

(as

per

specific

FINMA
requirements) in

contrast to

general Basel

Committee on

Banking Supervision

(BCBS) guidance.

Exposure in

the
banking book of UBS AG increased

during the second quarter of

2024, due to the merger

of UBS AG and Credit
Suisse AG and a longer modeled duration assigned

to UBS AG’s own equity.
The majority of

UBS AG’s interest rate

risk in the banking

book was a

reflection of the

net asset duration that

it ran
to offset

its modeled

sensitivity of

net USD 24.6m

(31 March 2024:

USD 21.7m) assigned

to its

equity, goodwill
and

real

estate,

with

the aim

of

generating

a

stable

net

interest

income

contribution. Of

this,

USD 16.1m and
USD 7.5m

were

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively,

(31 March

2024:
USD 15.0m and USD 5.7m, respectively).

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

29
In addition to the aforementioned sensitivity, UBS AG calculates the six interest rate shock scenarios prescribed by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted in a change in EVE of negative USD 6.0bn,

or 6.1%, of UBS AG’s tier 1 capital (31 March 2024: negative
USD 5.4bn, or 9.2%),

which is well

below the 15%

threshold set in

the BCBS supervisory

outlier test for

high levels
of interest rate risk in the banking book.
The immediate effect on UBS AG’s tier

1 capital in the “Parallel up” scenario

as of 30 June 2024 would have

been
a decrease of approximately USD 0.8bn,

or 0.9%, (31 March 2024:

USD 0.5bn, or 0.8%), reflecting the

fact that
the vast majority

of UBS AG’s banking

book is accrual

accounted or subject

to hedge accounting.

The “Parallel up”
scenario would subsequently have a positive effect

on net interest income, assuming a constant

balance sheet.

As the

overall interest

rate risk

sensitivity shows a

greater impact

from slower

asset repricing compared

to faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial and would

have resulted in

a change in
EVE of positive

USD 6.2bn (31 March

2024: positive

USD 5.5bn) and

a small positive

immediate effect

on UBS AG’s
tier 1 capital.
UBS AG also

applies granular

internal interest

rate shock

scenarios to

its banking

book positions

to monitor

the
book’s specific risk profile.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control” section of the UBS AG
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “UBS AG consolidated performance” section of this report for more information about the effects of increases in interest rates on the net interest income of UBS AG’s banking book
Interest rate risk – banking book
30.6.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(6.3)

(0.4)

0.0

(25.0)

(0.3)

(32.1)

5.4

(26.7)
Parallel up
2

(901.1)

(88.6)

(4.1)

(4,870.1)

(89.1)

(5,953.1)

979.7

(4,973.5)
Parallel down
2

984.3

82.0

(1.7)

5,036.6

86.1

6,187.3

(1,119.7)

5,067.5
Steepener
3

(402.3)

(38.4)

(3.7)

(1,145.1)

(23.8)

(1,613.2)

170.4

(1,442.8)
Flattener
4

224.5

24.7

1.8

21.0

3.7

275.8

53.5

329.3
Short-term up
5

(128.3)

(0.4)

0.3

(1,972.2)

(30.3)

(2,131.0)

467.7

(1,663.3)
Short-term down
6

123.6

0.6

(1.5)

2,087.4

31.5

2,241.6

(476.2)

1,765.3
31.3.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.7)

(0.8)

0.0

(23.0)

(0.2)

(28.6)

5.4

(23.3)
Parallel up
2

(672.8)

(155.5)

8.7

(4,491.8)

(50.5)

(5,361.9)

990.6

(4,371.3)
Parallel down
2

749.2

161.5

(21.1)

4,569.8

57.5

5,516.9

(1,144.2)

4,372.7
Steepener
3

(313.2)

(12.2)

(13.0)

(1,159.2)

(20.4)

(1,518.0)

181.6

(1,336.4)
Flattener
4

181.7

(12.6)

13.2

95.7

8.8

286.7

41.7

328.4
Short-term up
5

(84.5)

(57.7)

16.4

(1,732.1)

(13.6)

(1,871.4)

464.9

(1,406.5)
Short-term down
6

87.8

58.5

(16.7)

1,833.2

13.2

1,976.1

(483.0)

1,493.1
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as well as international tensions arising from the Russia–Ukraine war, conflicts in the Middle East and global trade relations.

As of 30 June 2024, UBS AG’s direct exposure to Israel was

less than USD 0.5bn and its direct exposure
to Gulf Cooperation

Council countries was

less than USD 4bn,

while direct exposure to

Egypt, Jordan and Lebanon
was limited, and

there was no

direct exposure to

Iran, Iraq

or Syria. UBS

AG’s direct exposure

to Russia,

Belarus and
Ukraine as of

30 June 2024

was immaterial, and

potential second-order

impacts, such as

European energy security,
continue to be monitored.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

30
Inflation has abated

to some extent

in major Western

economies, although there

are still concerns

regarding future
developments, and central

banks’ monetary policies are

in the spotlight. There

are ongoing concerns

regarding the
property sector

in China.

This combination

of factors

translates into

a more

uncertain and

volatile environment,
which increases the risk of financial market disruption.

UBS AG continues

to monitor

potential trade

policy disputes,

as well

as economic

and political

developments in
addition to those mentioned

above. It is closely

watching elections and

their aftermath in

a number of key

markets
in

2024. As

of 30 June

2024, UBS AG’s

exposure to

emerging market

countries was

less

than

10%

of its

total
country exposure and mainly to certain countries

in Asia.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors
, for more information

Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group.
The completion of the merger of the parent banks, i.e., UBS AG and Credit Suisse AG, facilitates the migration of
clients and

operations from

Credit Suisse

to integrated

UBS platforms

over time.

These activities

continue to

be
managed via the program run by our Group

Integration Office.

Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.
The integration of Credit Suisse requires data to

be migrated to the UBS environment,

and we aim to ensure that
we have robust controls to preserve

data integrity, quality and availability,

to mitigate data migration risks,

and to
meet regulatory expectations.
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers

due to operating

an enlarged

group of entities.

This is combined

with the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication

of

cyberattacks

against

financial

institutions

globally.

We

continue

to

invest

in

improving

our
technology

infrastructure

and

information

security

governance

in

order

to

improve

our

cyberattack

defense,
detection and response capabilities.
Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business. No cyber events occurred in the second quarter of 2024 related to our own infrastructure, or
the

infrastructure

of

any

third

party,

that

had

material

financial

or

operational

effects

on

us.

We

remain

on
heightened alert to respond to and

mitigate elevated cybersecurity and information security threats. We maintain a program to

advance our frameworks

for managing

third parties that

support our

important business

services,

and
we are continuing with actions to enhance

our cyber-risk assessments and controls

over third-party vendors.

In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through

2026. We have implemented

a global framework designed

to drive enhancements in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

and

we

are

working

with

the

third
parties, including

vendors, that

are of

critical importance

to our

operations, to

assess their

operational resilience
against our standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however, we currently have limited exposure to such risks, and relevant control frameworks are implemented and
reviewed on a regular basis as these risks

evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Risk management and

control

31
Evolving

environmental,

social

and

governance

regulations

and

major

legislation,

such

as

the

Consumer

Duty
regulation in the United

Kingdom, the Swiss Financial

Services Act (FIDLEG) in

Switzerland, Regulation Best

Interest
(Reg BI) in the

US and the Markets

in Financial Instruments

Directive II (MiFID II)

in the EU, all significantly

affect the
industry and have required adjustments to

control processes.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened regulatory

attention continues.

Money laundering

and financial

fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are

focused on

strategic enhancements

to our

global anti-money-laundering

(AML), know-your-client

(KYC)
and

sanctions programs

to respond

to new

and existing

regulatory requirements

and

to respond

to developing
threats, as well as alignment of standards and

processes as Credit Suisse clients are migrated

to UBS platforms.
In the

US, UBS AG has

been subject to

a Consent Order

with the

Office of the

Comptroller of the

Currency (the
OCC)

since

May 2018

relating

to

our

US

branch

AML

and

KYC

programs.

In

response,

we

have

introduced
significant improvements

to our

framework for

the purpose

of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across relevant

US legal entities.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

We maintain

a

conduct risk

framework across

our activities,
which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.
In September

2022, the

US Securities

and Exchange

Commission (the

SEC) and

the Commodity

Futures Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered

swap

dealers.

In

response

to

identified

shortcomings,

we

are

continuing

to
implement a global remediation program.
Capital management
The disclosures

in this

section are

provided for

UBS AG on

a consolidated

basis and

focus on

key developments
during

the

reporting period

and

information in

accordance with

the

Basel III

framework, as

applicable to

Swiss
systemically relevant

banks (SRBs). They

should be read

in conjunction with

“Capital management”

in the “Capital,
liquidity and

funding, and

balance sheet”

section of

the UBS AG

Annual Report

2023, available

under “Annual
reporting” at
ubs.com/investors
, which provides more information about relevant capital management objectives, planning

and

activities, as

well

as

the

Swiss

SRB

total

loss-absorbing capacity

(TLAC) framework,

on

a

UBS AG
consolidated basis.
UBS AG contributes

a significant portion

of capital to,

and provides substantial

liquidity to, its

subsidiaries. Many of
these

subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the 30 June 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

32
Merger of UBS AG and Credit Suisse AG
On 31 May

2024, the merger

of UBS AG

and Credit Suisse AG

was completed, with

UBS AG becoming the

sole
Swiss

parent

entity,

succeeding

by

operation

of

Swiss

law

to

all

assets

and

liabilities

of

Credit

Suisse AG,

and
becoming the direct or indirect shareholder

of all of the former direct and

indirect subsidiaries of Credit Suisse

AG.
UBS has accounted for the acquisition as a business

combination under common control accounting

principles. As
part

of

this

method

of

accounting,

the

assets

and

liabilities

of

Credit

Suisse AG

have

been

converted

from

US
generally accepted accounting principles to

IFRS Accounting Standards. Prior periods have

not been restated.
The merger of

UBS AG and Credit

Suisse AG resulted in

a USD 190.0bn increase

in risk-weighted assets

(RWA) and
a USD 41.4bn increase in common equity tier

1 (CET1) capital as of the date of the merger.

›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the integration of Credit Suisse
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of this report for more information about the accounting for the merger of UBS AG and Credit
Suisse AG
›
Refer to “Comparison between UBS AG consolidated and UBS Group AG consolidated” in the “Consolidated financial statements” section of this report for a comparison of selected financial information between UBS AG consolidated and UBS Group AG consolidated
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.13
1

77,152

5.11
1

79,928
Common equity tier 1 capital

10.83

55,224

3.61
2

56,468
of which: minimum capital

4.50

22,948

1.50

23,460
of which: buffer capital

5.50

28,047

2.00

31,280
of which: countercyclical buffer

0.49

2,500
Maximum additional tier 1 capital

4.30

21,928

1.50

23,460
of which: additional tier 1 capital

3.50

17,848

1.50

23,460
of which: additional tier 1 buffer capital

0.80

4,080
Eligible going concern capital
Total going concern capital

19.24

98,133

6.27

98,133
Common equity tier 1 capital

16.28

83,001

5.31

83,001
Total loss-absorbing additional tier 1 capital

2.97

15,132

0.97

15,132
of which: high-trigger loss-absorbing additional tier 1 capital

2.73

13,907

0.89

13,907
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.24

1,225

0.08

1,225
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,692

3.75
7

58,650
of which: base requirement including add-ons for market share and LRD

10.73

54,692

3.75

58,650
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.38

98,833

6.32

98,833
Total tier 2 capital

0.11

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.11

536

0.03

536
TLAC-eligible unsecured debt

19.28

98,297

6.28

98,297
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.85

131,844

8.86

138,578
Eligible total loss-absorbing capacity

38.62

196,966

12.59

196,966
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

509,953
Leverage ratio denominator

1,564,001
1 Includes applicable add-ons of 1.78% for risk-weighted assets (RWA) and

0.61% for leverage ratio denominator (LRD), of which 34 basis points for RWA and 11 basis points for LRD reflect the FINMA

Pillar 2 capital
add-on of USD 1,728m related to the supply chain finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.61% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.11% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Existing outstanding low-trigger additional

tier 1 capital instruments qualify as

going concern capital at the UBS

AG consolidated level, as agreed

with FINMA, until their first call

date. As of their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain

eligible to be included in the total gone concern

capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with

reduced base gone concern capital

requirements equivalent to 75% of the

total going concern requirements (excluding countercyclical

buffer requirements).

6 As of
July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

should obstacles to

an SIB’s

resolvability be identified

in future resolvability

assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

33
UBS AG,

on

a

consolidated basis,

is

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital
Adequacy Ordinance, which include the too-big-to-fail (TBTF) provisions applicable to Swiss SRBs. The table above provides the

risk-weighted asset

(RWA)- and leverage

ratio denominator

(LRD)-based requirements

and information
as of 30 June 2024.
UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.
Additional capital requirements for

UBS AG standalone under current requirements
Following the merger

of UBS AG and

Credit Suisse AG in

the second quarter

of 2024,

UBS AG’s capital position
remains strong.

On a

standalone basis as

of 30 June 2024,

UBS AG’s fully applied

CET1 capital ratio

was 13.5%
(phase-in CET1 capital ratio: 14.8%). The CET1 capital ratio reflects the removal of the regulatory concession that had

been

granted

to

Credit

Suisse AG

standalone

prior

to

the

merger

which

allowed

for

the

measurement

of
investments in subsidiaries under

the portfolio valuation

method instead of under the

individual valuation method,
and it includes

risk weights

of 250% and

400% for Swiss

and foreign participations,

respectively. Additional capital
information for UBS AG

standalone is available

in our 30 June

2024 Pillar 3 report

under “Pillar 3 disclosures”

at
ubs.com/investors .
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS AG Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 30.6.24 31.3.24 31.12.23
Eligible going concern capital
Total going concern capital

98,133

58,067

56,628
Total tier 1 capital

98,133

58,067

56,628
Common equity tier 1 capital

83,001

43,863

44,130
Total loss-absorbing additional tier 1 capital

15,132

14,204

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

13,907

12,988

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,225

1,216

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,833

54,773

54,458
Total tier 2 capital

536

537

538
of which: non-Basel III-compliant tier 2 capital

536

537

538
TLAC-eligible unsecured debt

98,297

54,236

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

196,966

112,840

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

509,953

328,732

333,979
Leverage ratio denominator

1,564,001

1,078,591

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

19.2

17.7

17.0
of which: common equity tier 1 capital ratio

16.3

13.3

13.2
Gone concern loss-absorbing capacity ratio

19.4

16.7

16.3
Total loss-absorbing capacity ratio

38.6

34.3

33.3
Leverage ratios (%)
Going concern leverage ratio

6.3

5.4

5.1
of which: common equity tier 1 leverage ratio

5.3

4.1

4.0
Gone concern leverage ratio

6.3

5.1

4.9
Total loss-absorbing capacity leverage ratio

12.6

10.5

10.1

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

34
Total loss-absorbing capacity and movement

TLAC increased by USD 84.1bn to USD 197.0bn

in the second quarter of 2024.
Going concern capital and movement
Going concern capital increased by USD 40.1bn

to USD 98.1bn. Common equity tier 1 (CET1)

capital increased by
USD 39.1bn to

USD 83.0bn, primarily

due to

the merger

of UBS AG

and Credit

Suisse AG, which

resulted in

an
increase of USD 41.4bn as of the date of the merger, and an increase in eligible deferred tax assets recognized for
temporary differences

of USD 1.6bn, mainly

as the

threshold deduction was

no longer applicable

after the CET1
capital increase due to the merger. These increases were partly offset by dividend accruals of USD 3.1bn, a

current
tax expense of USD 0.3bn and an operating

loss before tax of USD 0.2bn.
Loss-absorbing additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by

USD 0.9bn
to USD 15.1bn, mainly

reflecting two AT1

instruments totaling

USD 0.6bn recognized

by UBS AG upon

the merger
of UBS AG and Credit Suisse AG, and the issuance

of one AT1 capital instrument of

an equivalent of USD 0.4bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023 are

now,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.
Gone concern loss-absorbing capacity and movement
Total

gone concern loss-absorbing capacity increased by USD 44.1bn to USD 98.8bn and included USD 98.3bn of
TLAC-eligible unsecured debt instruments that were

issued by the Group

and on lent to

UBS AG. The increase of
USD 44.1bn

mainly

reflected

39 TLAC-eligible

senior

unsecured

debt

instruments

totaling

an

equivalent

of
USD 41.6bn recognized

by UBS AG

upon the

merger of

UBS AG and

Credit Suisse AG,

and new

issuances of

TLAC-
eligible unsecured debt instruments totaling an equivalent

of USD 2.3bn.
›
Refer to “Bondholder information” at ubs.com/investors

for more information about the eligibility and key features
and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1

capital ratio

increased to

16.3% from

13.3%, reflecting a

USD 39.1bn increase

in CET1

capital, partly
offset by a USD 181.2bn increase in RWA.

The

CET1 leverage

ratio increased

to 5.3%

from 4.1%,

driven by

the aforementioned

increase in

CET1

capital,
partly offset by a USD 485.4bn increase in the

LRD.
The gone concern loss-absorbing

capacity ratio increased to

19.4% from 16.7%, reflecting a

USD 44.1bn increase
in gone concern loss-absorbing capacity, partly offset

by the aforementioned increase in RWA.

The gone

concern leverage

ratio increased

to 6.3%

from 5.1%,

reflecting the

aforementioned increase

in gone
concern loss-absorbing capacity, partly offset

by the aforementioned increase in the LRD.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

35
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.24

43,863
Operating profit / (loss) before tax

(196)
Current tax (expense) / benefit

(270)
Eligible deferred tax assets on temporary differences

1,630
Foreign currency translation effects, before tax

(27)
CET1 capital taken over from Credit Suisse AG consolidated as of the date of the merger

41,359
Other
1

(3,358)
Common equity tier 1 capital as of 30.6.24

83,001
Loss-absorbing additional tier 1 capital as of 31.3.24

14,204
Issuance of high-trigger loss-absorbing additional tier 1 capital

369
Instruments recognized by UBS AG upon the merger of UBS AG and Credit

Suisse AG

579
Interest rate risk hedge, foreign currency translation and other effects

(20)
Loss-absorbing additional tier 1 capital as of 30.6.24

15,132
Total going concern capital as of 31.3.24

58,067
Total going concern capital as of 30.6.24

98,133
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.24

537
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 30.6.24

536
TLAC-eligible unsecured debt as of 31.3.24

54,236
Issuance of TLAC-eligible unsecured debt

2,319
Instruments recognized by UBS AG upon the merger of UBS AG and Credit

Suisse AG

41,626
Interest rate risk hedge, foreign currency translation and other effects

116
TLAC-eligible unsecured debt as of 30.6.24

98,297
Total gone concern loss-absorbing capacity as of 31.3.24

54,773
Total gone concern loss-absorbing capacity as of 30.6.24

98,833
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.24

112,840
Total loss-absorbing capacity as of 30.6.24

196,966
1 Includes dividend accruals for 2024 (negative USD 3.1bn) and movements related to other items.
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.6.24 31.3.24 31.12.23
Total equity under IFRS Accounting Standards

94,247

55,363

55,569
Equity attributable to non-controlling interests

(855)

(317)

(335)
Defined benefit plans, net of tax

(940)

(367)

(336)
Deferred tax assets recognized for tax loss carry-forwards

(2,819)

(2,837)

(3,004)
Deferred tax assets for unused tax credits

(181)

(173)

(97)
Deferred tax assets on temporary differences, excess over threshold

(1,405)

(1,233)
Goodwill, net of tax
1

(6,235)

(5,738)

(5,750)
Intangible assets, net of tax

(129)

(135)

(146)
Expected losses on advanced internal ratings-based portfolio less provisions

(652)

(499)

(532)
Unrealized (gains) / losses from cash flow hedges, net of tax

3,373

3,368

2,961
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet
date, net of tax

1,058

289

313
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(76)

(53)

(63)
Prudential valuation adjustments

(231)

(183)

(177)
Accruals for dividends to shareholders for 2023

(3,000)

(3,000)
Other

(3,560)
2

(450)
2

(39)
Total common equity tier 1 capital

83,001

43,863

44,130
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 June 2024 (USD 19m as of 31 March 2024, USD 20m as of 31 December 2023) presented on the balance sheet line
Investments in associates.

2 Includes dividend accruals for 2024 and other items.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

36
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 22bn and

our CET1

capital by

USD 2.6bn as

of 30

June 2024

(31 March

2024: USD 14bn

and USD 1.4bn,
respectively) and decreased our CET1

capital ratio by 18

basis points (31 March 2024:

15 basis points). Conversely,
a 10%

appreciation of

the US dollar

against other currencies

would have decreased

our RWA

by USD 20bn and
our CET1 capital by USD 2.4bn (31

March 2024: USD 13bn and USD 1.2bn, respectively)

and increased our CET1
capital ratio by 18 basis points (31 March 2024:

14 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 101bn as

of 30

June 2024

(31 March

2024: USD 65bn) and

decreased our

CET1 leverage

ratio by

16 basis
points (31 March 2024: 11 basis points). Conversely, a 10% appreciation of the US dollar against other currencies would have decreased

our LRD by

USD 91bn (31 March

2024: USD 59bn) and increased

our CET1 leverage ratio
by 17 basis points (31 March 2024: 11 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Risk-weighted assets

During the

second quarter of

2024, RWA

increased by USD 181.2bn

to USD 510.0bn, predominantly due

to the
merger of UBS AG

and Credit Suisse AG,

which resulted

in a USD 190.0bn

increase in RWA.

Excluding that merger,
RWA decreased by

USD 8.8bn, driven by decreases

of USD 5.9bn resulting

from asset size

and other movements
and USD 2.9bn resulting from model updates

and methodology changes.
Movement in risk-weighted assets, by key driver
UBS AG consolidated excluding Credit Suisse AG
USD bn
RWA as of
31.3.24
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
Merger of UBS
AG and Credit
Suisse AG
RWA as of
30.6.24
Credit and counterparty credit risk
2

206.3

0.0

(3.3)

(5.3)

115.2

312.8
Non-counterparty-related risk
3

22.1

0.0

0.5

6.6

29.1
Market risk

19.1

0.4

(1.0)

4.1

22.5
Operational risk

81.3

64.2

145.4
Total

328.7

0.0

(2.9)

(5.9)

190.0

510.0
1 Includes the Pillar 3 categories “Asset size,”

“Credit quality of counterparties,” “Acquisitions

and disposals” and “Other.”

For more information, refer to the 30 June 2024 Pillar

3 Report, available under “Pillar 3
disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.

3 Non-
counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

37
Credit and counterparty credit risk
Credit

and

counterparty credit

risk

RWA were

USD 312.8bn as

of 30

June

2024. The

increase of

USD 106.6bn
included an RWA increase of USD 115.2bn related

to the merger of UBS AG and Credit Suisse

AG.
Excluding

that

merger,

credit

and

counterparty

credit

risk

RWA

decreased

by

USD 8.6bn.

Asset

size

and

other
movements resulted in a USD 5.3bn decrease

in RWA:
–
Non-core and

Legacy RWA

decreased by

USD 3.5bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.

–
Personal & Corporate Banking RWA decreased

by USD 2.4bn, mainly driven by a decrease

in loan balances.
–
Group Items RWA decreased by USD 1.4bn,

mainly due to lower RWA from derivatives.
– Asset Management RWA decreased by USD 0.1bn.
–
Investment Bank RWA increased by

USD 1.2bn, mainly due to higher RWA from

higher levels of client activity in
derivatives.

–
Global Wealth Management RWA increased

by USD 0.8bn, mainly driven by an increase

in loan balances.

Model updates and

methodology changes resulted in

an RWA decrease

of USD 3.3bn, mainly

reflecting an RWA
decrease of USD 1.6bn related

to the recalibration of certain

multipliers as a result

of improvements to models

and
an RWA decrease of USD 0.8bn from methodology changes related to commercial real estate and large corporate loans. The remaining difference was spread

across other smaller model updates.
›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the merger of UBS AG and Credit Suisse AG
›
Refer to the 30 June 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Non-counterparty-related risk
Non-counterparty-related risk RWA

increased by USD 7.0bn

to USD 29.1bn, predominantly due

to the merger

of
UBS AG and Credit Suisse

AG, which resulted

in a USD 6.6bn

increase in RWA, including an

increase of USD 3.5bn
related to the recognition of deferred

tax assets on temporary differences RWA as

a result of a higher CET1

capital
threshold.
Market risk
Market risk RWA increased

by USD 3.4bn to

USD 22.5bn in the second

quarter of 2024, primarily

as a result of

the
merger

of

UBS AG

and

Credit

Suisse AG,

which

resulted

in

a

USD 4.1bn

increase

in

RWA.

Market

Risk

RWA
excluding

that

merger

decreased

by

USD 0.7bn,

driven

by

a

decrease

of

USD 1.0bn

from

asset

size

and

other
movements

that

reflected

updates

from

the

monthly

risks-not-in-VaR

assessment.

This

was

partly

offset

by

an
increase of USD 0.4bn,

which was primarily driven by a material model

change that went live in January 2024.

›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the merger of UBS AG and Credit Suisse AG
›
Refer to the 30 June 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information on a UBS Group AG consolidated basis
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA increased by

USD 64.2bn to USD 145.4bn, as

a result of the

merger of UBS AG and Credit
Suisse AG.

›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the merger of UBS AG and Credit Suisse AG
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the advanced measurement approach model

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

38
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.6.24
Credit and counterparty credit risk
1

94.5

125.0

7.2

63.7

17.5

5.0

312.8
Non-counterparty-related risk
2

5.5

2.4

0.6

3.2

0.8

16.6

29.1
Market risk

1.9

0.5

0.0

16.6

3.5

0.0

22.5
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.2

147.1

15.0

108.0

48.9

25.8

510.0
31.3.24
Credit and counterparty credit risk
1

69.0

72.3

2.4

57.3

1.4

3.9

206.3
Non-counterparty-related risk
2

5.5

1.7

0.5

3.7

0.0

10.7

22.1
Market risk

1.8

0.2

16.3

0.8

0.0

19.1
Operational risk

35.3

10.9

4.0

13.7

15.1

2.3

81.3
Total

111.6

85.0

6.9

90.9

17.4

16.9

328.7
30.6.24 vs 31.3.24
Credit and counterparty credit risk
1

25.5

52.7

4.8

6.4

16.1

1.2

106.6
Non-counterparty-related risk
2

0.0

0.7

0.0

(0.5)

0.8

5.9

7.0
Market risk

0.1

0.3

0.0

0.3

2.6

0.0

3.4
Operational risk

27.9

8.4

3.2

10.8

11.9

1.8

64.2
Total

53.6

62.1

8.1

17.1

31.5

8.9

181.2
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30

June 2024: USD 15.8bn; 31 March 2024: USD 11.3bn), as

well as property, equipment, software and

other items (30 June 2024: USD 13.4bn; 31 March
2024: USD 10.8bn).

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Capital management

39
Leverage ratio denominator
During the second quarter of 2024,

the LRD increased by USD 485.4bn to

USD 1,564.0bn, predominantly due to
the merger of UBS AG and Credit Suisse AG, which resulted in a USD 516.4bn increase in the LRD. Excluding that merger, the LRD decreased by USD 30.9bn, driven by USD 29.2bn resulting from asset size and other movements, as well as USD 1.8bn from currency effects.

Movement in leverage ratio denominator, by key driver
UBS AG consolidated excluding Credit Suisse AG
USD bn
LRD as of

31.3.24
Currency

effects
Asset size and

other
Merger of UBS
AG and Credit
Suisse AG
LRD as of

30.6.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

843.3

(0.8)

(29.9)

396.2

1,208.8
Derivatives

101.3

(0.5)

(0.7)

25.1

125.2
Securities financing transactions

108.3

(0.6)

1.7

59.0

168.4
Off-balance sheet items

36.9

0.0

(1.2)

36.8

72.5
Deduction items

(11.2)

0.0

0.9

(0.7)

(11.0)
Total

1,078.6

(1.8)

(29.2)

516.4

1,564.0
The LRD movements described below exclude

currency effects and the impact of the merger.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 29.9bn,
mainly due

to a

decrease in

cash and

central bank

balances driven

by the

repayment of

the remaining

funding
drawn under

the Swiss

National Bank

Emergency Liquidity

Assistance facility

and lower

lending balances.

These
decreases

were

partly

offset

by

higher

trading

portfolio

assets,

driven

by

higher

inventory

held

to

hedge

client
positions in the Investment Bank and purchases

of high-quality liquid securities in

Group Treasury.
Derivative exposures decreased by USD 0.7bn, mainly driven by the continued reductions in Non-core and Legacy, as well as market-driven movements.
Securities financing transactions increased by

USD 1.7bn, primarily from higher levels of

client activity.
Off-balance sheet exposures decreased by USD

1.2bn, driven by a decrease in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.6.24
On-balance sheet exposures

494.0

411.4

4.9

234.0

48.5

16.0

1,208.8
Derivatives

9.0

2.4

0.0

97.1

16.6

0.2

125.2
Securities financing transactions

59.3

42.9

0.1

53.4

12.7

0.1

168.4
Off-balance sheet items

18.0

33.8

0.2

18.3

1.8

0.5

72.5
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.8)

(1.2)

(0.4)

(0.6)

(2.7)

(11.0)
Total

575.0

489.7

3.9

402.4

79.0

14.0

1,564.0
31.3.24
On-balance sheet exposures

353.2

248.8

3.6

218.9

3.9

15.0

843.3
Derivatives

7.4

3.2

0.0

88.7

1.1

0.9

101.3
Securities financing transactions

36.8

23.5

0.1

45.6

2.0

0.3

108.3
Off-balance sheet items

7.8

17.1

0.0

8.9

0.8

2.2

36.9
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(4.2)

(11.2)
Total

400.0

292.4

2.5

361.8

7.7

14.2

1,078.6
30.6.24 vs 31.3.24
On-balance sheet exposures

140.8

162.6

1.3

15.0

44.7

1.0

365.5
Derivatives

1.5

(0.8)

0.0

8.4

15.5

(0.7)

23.9
Securities financing transactions

22.5

19.4

(0.1)

7.8

10.7

(0.2)

60.1
Off-balance sheet items

10.1

16.7

0.2

9.4

1.0

(1.8)

35.6
Items deducted from Swiss SRB tier 1 capital

(0.1)

(0.6)

0.0

0.0

(0.6)

1.4

0.2
Total

175.0

197.3

1.4

40.6

71.3

(0.2)

485.4

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Liquidity and funding management

40
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

UBS AG’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The quarterly average

liquidity coverage ratio

(the LCR) of

UBS AG consolidated increased

2.7 percentage points to
194.1%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). The movement in the quarterly average LCR was primarily driven by an increase in high-quality
liquid assets (HQLA) of USD 29.3bn to USD 280.3bn. This increase was substantially related to the contribution of
Credit Suisse HQLA after the merger of

UBS AG and Credit Suisse AG. The increase

in HQLA was partly offset by a
USD 12.3bn increase in net cash outflows to USD 143.6bn, predominantly attributable to Credit Suisse’s net cash outflows related

to customer

deposits, loan

commitments and

derivatives. These

outflows were

partly offset

by
inflows from loans in Credit Suisse, as well as lower outflows from deposits and higher net inflows from securities financing transactions of UBS AG consolidated

excluding Credit Suisse.
›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the merger of UBS AG and Credit Suisse AG
›
Refer to the 30 June 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the LCR on a UBS AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 2Q24
1
Average 1Q24
1
High-quality liquid assets

280.3

251.0
Net cash outflows
2

143.6

131.3
Liquidity coverage ratio (%)
3

194.1

191.4
1 Calculated based on an average

of 61 data points in the

second quarter of 2024, of

which 40 data points were

before the merger with Credit

Suisse AG (i.e., from

2 April 2024 until 30

May 2024), and 21 data
points were after the merger

with Credit Suisse AG

(i.e., from 31 May

2024 until 30 June

2024) and 61 data points

in the first quarter

of 2024. The

post-merger, 21-day

average LCR of UBS

AG consolidated was
203.6%.

2 Represents the net cash outflows expected over a stress period of 30 calendar days.

3 Calculated after the application of haircuts, inflow and outflow rates,

as well as, where applicable, caps on Level
2 assets and cash inflows.
Net stable funding ratio

As of 30 June 2024, the net stable funding ratio (the NSFR)

increased 6.1 percentage points to 127.7%, primarily
related to the merger of UBS AG and Credit Suisse

AG.

Available stable funding increased by USD 293.5bn

to USD 882.8bn, predominantly driven by the

contribution of
Credit Suisse after the merger, mainly

reflecting deposit balances, debt securities issued and

regulatory capital, as
well as higher

debt securities

issued of UBS AG

excluding the

contribution of

Credit Suisse.

Required stable

funding
increased by

USD 206.7bn to

USD 691.5bn, predominantly

driven by

the contribution

of Credit

Suisse after

the
merger, mainly reflecting lending assets.

›
Refer to “Integration of Credit Suisse” in the “Recent developments” section of this report for more information about the merger of UBS AG and Credit Suisse AG
›
Refer to the 30 June 2024 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
UBS AG Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the NSFR on a UBS AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 30.6.24 31.3.24
Available stable funding 882.8 589.3
Required stable funding 691.5 484.7
Net stable funding ratio (%) 127.7 121.6

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

41
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information about the balance sheet and off-balance

sheet positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 June 2024 vs

31 March 2024)
Total assets

were USD 1,564.7bn

as of

30 June 2024.

The increase

of USD 447.9bn

was primarily

related to

the
merger of UBS AG and Credit Suisse AG, which

contributed USD 489.3bn in May 2024.
Cash

and

balances

at

central

banks

increased

by

USD 84.9bn, mainly

reflecting the

merger,

which

contributed
USD 114.8bn in May 2024.

Excluding the effects of

the merger, the balance

decreased by USD 29.9bn,

mainly due
to the repayment of the

remaining funding drawn under the

Swiss National Bank Emergency Liquidity Assistance
(ELA) facility.
Lending assets increased

by USD 224.3bn, predominantly

reflecting the merger,

which contributed USD 229.8bn
in

May

2024.

Excluding

the

effects

of

the

merger,

lending

assets

decreased

by

USD 5.5bn,

primarily

reflecting
negative net new loans in the asset-gathering

businesses and reductions in Non-core and

Legacy.
Securities

financing

transactions

at

amortized

cost

increased

by

USD 8.6bn

to

USD

82.0bn,

reflecting

the
aforementioned merger, which added USD 28.4bn in May 2024. Excluding the effects of the merger, there was a
decrease of

USD 19.8bn,

mainly reflecting

net roll-offs

of trades

measured at

amortized cost

with the

proceeds
largely invested into securities financing transactions

measured at fair value.
Trading assets

increased by USD 22.1bn,

mainly driven by

the merger, which

contributed USD 15.5bn

in May 2024,
with the remaining increase primarily

in Financing in the Investment

Bank, reflecting a higher inventory

level held
to hedge client positions.
Derivatives and cash collateral receivables

on derivative instruments increased by

USD 26.2bn, mainly as a result of
the merger, which

contributed USD 42.3bn

in May 2024.

Excluding the effects

of the merger,

there was a decrease
of USD 16.1bn mainly

in Non-core and

Legacy, reflecting the

unwinding of the

Credit Suisse business,

as well

as
market-driven movements.

Other financial

assets measured at

amortized cost increased

by USD 8.2bn, primarily

driven by

the effects of

the
aforementioned merger. Other

financial assets measured

at fair

value increased by

USD 59.6bn to

USD 125.2bn,
mainly reflecting the

effects

of the merger,

which contributed USD 36.6bn in

May 2024. Excluding the

effects of
the

merger,

there

was

an

increase

of

USD 23.0bn,

mainly

reflecting

the

aforementioned increases

in

securities
financing transactions measured

at fair

value and

purchases of

high-quality liquid securities.

Non-financial assets
increased by USD 11.2bn, primarily reflecting

the effects of the merger.
›
Refer to the “Consolidated financial statements” section of this report for more information
Assets
As of % change from
USD bn 30.6.24 31.3.24 31.3.24
Cash and balances at central banks

248.3

163.4

52
Lending
1

629.4

405.1

55
Securities financing transactions at amortized cost

82.0

73.4

12
Trading assets

162.4

140.3

16
Derivatives and cash collateral receivables on derivative instruments

184.1

157.9

17
Brokerage receivables

25.3

22.6

12
Other financial assets measured at amortized cost

60.8

52.6

16
Other financial assets measured at fair value
2

125.2

65.6

91
Non-financial assets

47.2

36.0

31
Total assets

1,564.7

1,116.8

40
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

42
Balance sheet liabilities (30 June 2024

vs 31 March 2024)
Total liabilities were USD 1,470.4bn as of 30 June 2024. The increase of USD 409.0bn was primarily related to the
merger of UBS AG and Credit Suisse AG, which

contributed USD 429.7bn in May 2024.
Short-term borrowings increased by USD 10.1bn to USD 61.7bn,

of which USD 20.7bn was related

to the effects
of

the

aforementioned

merger.

Excluding

the

effects

of

the

merger,

the

balance

decreased,

mainly

due

to

the
repayment of

the remaining

funding drawn

under the

ELA facility.

Securities financing transactions

at amortized
cost increased by USD 8.0bn, mainly as a result

of the merger.
Customer deposits increased

by USD 224.7bn, Funding

from UBS Group AG measured

at amortized cost

increased
by USD 43.8bn

and Debt

issued designated

at fair

value and

long-term debt

issued measured

at amortized

cost
increased by USD 71.7bn, all predominantly as

a result of the merger.
Derivatives and cash

collateral payables on

derivative instruments increased by

USD 25.2bn to USD 182.8bn. The
increase related mainly to the merger,

which added USD 39.7bn in May

2024. Excluding the effects

of the merger,
there was a decrease

of USD 14.5bn,

mainly in Non-core

and Legacy, primarily

reflecting the same

drivers as on

the
asset side.

Other financial liabilities measured at amortized cost increased by USD 8.4bn,

predominantly reflecting the effects
of the

merger.

Other financial liabilities

measured at

fair value

increased by USD 10.0bn,

including the

effects

of
the merger,

which contributed

USD 5.5bn in

May 2024.

Excluding the

effects of

the merger,

the increase

was mainly
in

Group

Treasury,

driven

by

higher

levels

of

client

activity.

Non-financial

liabilities

increased

by

USD 6.5bn,
predominantly as a result of the merger.
The “Liabilities,

by product and currency” table in this section

provides more information about funding

sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 30.6.24 31.3.24 31.3.24
Short-term borrowings
1,2

61.7

51.6

20
Securities financing transactions at amortized cost

14.8

6.8

118
Customer deposits

760.7

536.0

42
Funding from UBS Group AG measured at amortized cost

111.7

67.9

65
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

186.0

114.3

63
Trading liabilities

33.5

33.0

1
Derivatives and cash collateral payables on derivative instruments

182.8

157.6

16
Brokerage payables

46.2

46.2

0
Other financial liabilities measured at amortized cost

22.1

13.7

61
Other financial liabilities designated at fair value

36.8

26.8

37
Non-financial liabilities

14.0

7.5

87
Total liabilities

1,470.4

1,061.4

39
Share capital

0.4

0.4

0
Share premium

84.8

24.6

245
Retained earnings

7.4

29.2

(75)
Other comprehensive income
3

0.8

0.8

(6)
Total equity attributable to shareholders

93.4

55.0

70
Equity attributable to non-controlling interests

0.9

0.3

170
Total equity

94.2

55.4

70
Total liabilities and equity

1,564.7

1,116.8

40
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured

at amortized

cost into short-term

and long-term is

based on original
contractual maturity and therefore

long-term debt also includes

debt with a remaining time

to maturity of less

than one year.

This classification does not

consider any early redemption

features.

3 Excludes other
comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

UBS AG second quarter 2024 report |
Risk, capital, liquidity and funding,

and balance sheet | Balance sheet and off-balance

sheet

43
Equity (30 June 2024 vs 31 March 2024)
Equity attributable to shareholders increased

by USD 38,346m to USD 93,392m as of

30 June 2024.
The increase

of USD 38,346m

was mainly

driven by

the effects

of the

merger of

UBS AG and

Credit Suisse AG,
which resulted

in

an increase

in

equity of

USD 41,432m

as of

the date

of the

merger and

total comprehensive
income attributable

to shareholders

of USD 251m,

reflecting a

net loss

of USD 264m

and other

comprehensive
income (OCI) of USD 514m. OCI

mainly included cash flow

hedge OCI of USD 294m

and own credit on

financial
liabilities designated at fair value of USD 226m.
These increases were partly offset by a dividend

distribution of USD 3,000m to UBS Group

AG.

›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24
Short-term borrowings 61.7 51.6 32.0 31.3 8.0 4.5 8.6 6.1
of which: amounts due to banks 26.8 19.2 10.0 9.0 7.5 4.1 3.2 1.2 of which: short-term debt issued
1,2
34.9 32.4 22.0 22.3 0.5 0.4 5.4 4.9
Securities financing transactions at amortized cost
14.8 6.8 8.5 6.1 2.7 0.0 2.5 0.3
Customer deposits 760.7 536.0 308.3 238.1 303.4 199.8 77.8 48.7 of which: demand deposits 223.5 137.3 55.7 37.6 102.5 54.4 36.3 23.3 of which: retail savings / deposits 177.8 144.9 31.0 29.6 142.7 111.1 4.0 4.1 of which: sweep deposits 35.7 37.6 35.7 37.6 0.0 0.0 0.0 0.0 of which: time deposits 323.7 216.2 185.9 133.3 58.1 34.2 37.5 21.2
Funding from UBS Group AG measured at amortized cost 111.7 67.9 74.8 46.8 2.6 1.6 29.3 17.4
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
186.0 114.3 95.6 70.8 41.7 18.8 31.2 14.4
Trading liabilities 33.5 33.0 12.7 10.2 1.1 1.3 9.7 9.6
Derivatives and cash collateral payables on derivative instruments 182.8 157.6 145.3 129.8 3.5 3.8 21.3 14.2
Brokerage payables 46.2 46.2 35.4 35.4 0.7 0.5 2.9 2.8
Other financial liabilities measured at amortized cost

22.1 13.7 13.1 8.3 3.5 2.1 1.4 1.1
Other financial liabilities designated at fair value 36.8 26.8 9.2 3.6 0.2 0.1 6.0 4.5
Non-financial liabilities 14.0 7.5 6.5 3.0 2.9 1.4 2.4 2.1
Total liabilities 1,470.4 1,061.4 741.4 583.4 370.2 233.8 193.0 121.2
1 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time to

maturity of less than

one year.

This classification does not

consider any
early redemption features.
Off-balance sheet (30 June 2024 vs 31

March 2024)
Guarantees

increased

by

USD 9.9bn,

Irrevocable

loan

commitments

increased

by

USD 36.1bn

and

Committed
unconditionally revocable credit lines increased

by USD 108.4bn, all largely driven by

the effects of the

merger of
UBS AG and Credit Suisse AG.
Off-balance sheet
As of % change from
USD bn
30.6.24 31.3.24 31.3.24
Guarantees
1,2

38.8

28.9

34
Irrevocable loan commitments
1

81.9

45.8

79
Committed unconditionally revocable credit lines

150.5

42.1

257
Forward starting reverse repurchase and securities borrowing agreements

9.7

8.8

10
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG second quarter 2024 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
45
Income statement
46
Statement of comprehensive income
47
Balance sheet
48
Statement of changes in equity
49
Statement of cash flows
50 1

Basis of accounting
53
2

Accounting for the merger of UBS AG and Credit Suisse AG
55
3
Segment reporting
56 4
Net interest income
56 5
Net fee and commission income
56
6
Other income
57 7

Personnel expenses
57
8

General and administrative expenses
58
9

Expected credit loss measurement
65 10
Fair value measurement
71
11
Derivative instruments
72
12

Other assets and liabilities
73 13
Funding from UBS Group AG measured at amortized cost
73
14
Debt issued designated at fair value
73
15
Debt issued measured at amortized cost
74 16

Provisions and contingent liabilities
83
17
Supplemental guarantor information

Comparison between UBS AG consolidated and
UBS Group AG consolidated

UBS AG second quarter 2024 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

45
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
6,892
6,240
5,483
13,132
10,298
Interest expense from financial instruments measured at

amortized cost
4
(7,080)
(6,052)
(4,607)
(13,132)
(8,461)
Net interest income from financial instruments measured

at fair value through profit or loss
and other 4
910
618
430
1,528
856
Net interest income 4
722
806
1,305
1,528
2,694
Other net income from financial instruments measured

at fair value through profit or loss
3,271
2,945
2,337
6,216
5,009
Fee and commission income 5
6,190
5,607
5,008
11,797
10,083
Fee and commission expense 5
(589)
(458)
(419)
(1,047)
(866)
Net fee and commission income 5
5,601
5,148
4,589
10,750
9,217
Other income 6
306
209
237
515
392
Total revenues
9,900
9,108
8,468
19,008
17,313
Credit loss expense / (release) 9
84
52
16
136
54
Personnel expenses 7
4,797
4,161
3,847
8,958
7,745
General and administrative expenses 8
4,584
2,985
2,443
7,570
5,425
Depreciation, amortization and impairment of non-financial

assets
631
531
707
1,162
1,176
Operating expenses
10,012
7,677
6,997
17,689
14,346
Operating profit / (loss) before tax
(196)
1,379
1,456
1,183
2,912
Tax expense / (benefit)
28
366
332
393
776
Net profit / (loss)
(224)
1,014
1,124
790
2,136
Net profit / (loss) attributable to non-controlling interests
40
8
4
48
12
Net profit / (loss) attributable to shareholders
(264)
1,006
1,120
742
2,124

UBS AG second quarter 2024 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

46
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Comprehensive income attributable to shareholders
1
Net profit / (loss)
(264)
1,006
1,120
742
2,124
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(109)
(1,565)
307
(1,673)
532
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
78
807
(149)
886
(275)
Foreign currency translation differences on foreign operations reclassified to the income statement
2
0
(3)
2
(3)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement
0
1
(1)
1
(2)
Income tax relating to foreign currency translations, including the effect of net investment hedges
2
13
(3)
14
(5)
Subtotal foreign currency translation, net of tax
(27)
(744)
151
(771)
246
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
0
(1)
(1)
(1)
1
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Income tax relating to net unrealized gains / (losses)
0
0
0
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
0
(1)
(1)
(1)
1
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(335)
(1,076)
(1,082)
(1,411)
(695)
Net (gains) / losses reclassified to the income statement from equity
626
492
413
1,119
762
Income tax relating to cash flow hedges
2
117
127
119
(2)
Subtotal cash flow hedges, net of tax
294
(467)
(542)
(173)
64
Cost of hedging
Cost of hedging, before tax
(20)
(6)
11
(26)
6
Income tax relating to cost of hedging

0
0
0
0
0
Subtotal cost of hedging, net of tax
(20)
(6)
11
(26)
6
Total other comprehensive income that may be reclassified to the income statement, net of tax
247
(1,219)
(381)
(972)
317
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
42
36
(13)
77
20
Income tax relating to defined benefit plans
0
(8)
(37)
(8)
(32)
Subtotal defined benefit plans, net of tax
41
28
(50)
69
(12)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
228
19
(212)
247
(143)
Income tax relating to own credit on financial liabilities designated at fair value
(2)
0
61
(2)
44
Subtotal own credit on financial liabilities designated at

fair value, net of tax
226
19
(151)
245
(100)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
267
47
(201)
314
(112)
Total other comprehensive income
514
(1,171)
(582)
(657)
206
Total comprehensive income attributable to shareholders
251
(166)
538
85
2,329
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
40
8
4
48
12
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(20)
(12)
(3)
(31)
2
Total comprehensive income attributable to non-controlling interests
20
(4)
1
17
14
Total comprehensive income

Net profit / (loss)
(224)
1,014
1,124
790
2,136
Other comprehensive income

494
(1,183)
(585)
(689)
207
of which: other comprehensive income that may be reclassified to the income statement
247
(1,219)
(381)
(972)
317
of which: other comprehensive income that will not be reclassified to the income statement
247
36
(204)
283
(110)
Total comprehensive income

271
(169)
539
101
2,343
1 Refer to the “UBS AG consolidated performance” section of this report for more information.

UBS AG second quarter 2024 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

47
Balance sheet
USD m Note 30.6.24 31.3.24 31.12.23
Assets
Cash and balances at central banks
248,335
163,378
171,806
Amounts due from banks
20,457
14,151
28,206
Receivables from securities financing transactions measured at amortized cost
82,028
73,403
74,128
Cash collateral receivables on derivative instruments 11
43,637
35,294
32,300
Loans and advances to customers 9
608,910
390,908
405,633
Other financial assets measured at amortized cost 12
60,826
52,551
54,334
Total financial assets measured at amortized cost
1,064,192
729,686
766,407
Financial assets at fair value held for trading 10
162,358
140,306
135,098
of which: assets pledged as collateral that may be sold or repledged by counterparties
43,452
45,533
44,524
Derivative financial instruments 10, 11
140,415
122,618
131,728
Brokerage receivables 10
25,273
22,650
20,883
Financial assets at fair value not held for trading 10
123,020
63,482
63,754
Total financial assets measured at fair value through profit or loss
451,065
349,055
351,463
Financial assets measured at fair value through other comprehensive income 10
2,167
2,078
2,233
Investments in associates
2,233
906
983
Property, equipment and software
12,990
10,510
11,044
Goodwill and intangible assets
7,023
6,237
6,265
Deferred tax assets
9,877
9,423
9,244
Other non-financial assets 12
15,117
8,911
8,377
Total assets
1,564,664
1,116,806
1,156,016
Liabilities
Amounts due to banks
26,750
19,157
16,720
Payables from securities financing transactions measured at amortized cost
14,847
6,824
5,782
Cash collateral payables on derivative instruments 11
33,691
31,914
34,886
Customer deposits
760,693
536,000
555,673
Funding from UBS Group AG measured at amortized cost 13
111,725
67,857
67,282
Debt issued measured at amortized cost 15
112,520
63,788
69,784
Other financial liabilities measured at amortized cost 12
22,125
13,742
12,713
Total financial liabilities measured at amortized cost
1,082,350
739,282
762,840
Financial liabilities at fair value held for trading 10
33,493
33,015
31,712
Derivative financial instruments 10, 11
149,089
125,639
140,707
Brokerage payables designated at fair value 10
46,198
46,249
42,275
Debt issued designated at fair value 10, 14
108,405
82,951
86,341
Other financial liabilities designated at fair value 10, 12
36,834
26,794
27,366
Total financial liabilities measured at fair value through profit or loss
374,019
314,648
328,401
Provisions 16
4,763
2,448
2,524
Other non-financial liabilities 12
9,285
5,064
6,682
Total liabilities
1,470,417
1,061,443
1,100,448
Equity
Share capital
386
386
386
Share premium
84,825
24,617
24,638
Retained earnings
7,417
29,228
28,235
Other comprehensive income recognized directly in equity, net of tax
764
815
1,974
Equity attributable to shareholders
93,392
55,046
55,234
Equity attributable to non-controlling interests
855
317
335
Total equity
94,247
55,363
55,569
Total liabilities and equity
1,564,664
1,116,806
1,156,016

UBS AG second quarter 2024 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

48
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2024
2
25,024
28,235
1,974
4,947
(2,961)
55,234
Equity recognized due to the merger of UBS AG and Credit Suisse

AG
3
60,571
(18,848)
(291)
(291)
41,432
Premium on shares issued and warrants exercised
0
0
Tax (expense) / benefit
9
9
Dividends
(3,000)
(3,000)
Translation effects recognized directly in retained earnings
(52)
52
52
0
Share of changes in retained earnings of associates and

joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(393)
4
26
(367)
Total comprehensive income for the period
1,056
(972)
(771)
(173)
85
of which: net profit / (loss)
742
742
of which: OCI, net of tax
314
(972)
(771)
(173)
(657)
Balance as of 30 June 2024
2
85,211
7,417
764
4,177
(3,373)
93,392
Non-controlling interests as of 30 June 2024
855
5
Total equity as of 30 June 2024
94,247
Balance as of 1 January 2023
2
24,985
31,746
(133)
4,098
(4,234)
56,598
Premium on shares issued and warrants exercised
(5)
6
(5)
Tax (expense) / benefit
(1)
(1)
Dividends
(6,000)
(6,000)
Translation effects recognized directly in retained earnings
48
(48)
(48)
0
Share of changes in retained earnings of associates and

joint ventures
0
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
0
0
Total comprehensive income for the period
2,012
317
246
64
2,329
of which: net profit / (loss)
2,124
2,124
of which: OCI, net of tax
(112)
317
246
64
206
Balance as of 30 June 2023
2
24,979
27,806
136
4,344
(4,218)
52,922
Non-controlling interests as of 30 June 2023
352
Total equity as of 30 June 2023
53,274
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Refer to Note 2 for more information.

4 Mainly reflecting

effects from transactions

between Credit Suisse

AG and its

subsidiaries and UBS

AG and its

subsidiaries prior to

the merger in

May 2024.

5 Includes an increase

of USD
490
m in the second
quarter of 2024

due to the

merger of UBS

AG and

Credit Suisse AG.

6 Includes decreases

related to recharges

by UBS Group

AG for

share-based compensation awards

granted to employees

of UBS AG

or its
subsidiaries.

UBS AG second quarter 2024 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

49
Statement of cash flows
Year-to-date
USD m 30.6.24 30.6.23
Cash flow from / (used in) operating activities
Net profit / (loss)
790
2,136
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets
1,162
1,176
Credit loss expense / (release)
136
54
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(40)
(25)
Deferred tax expense / (benefit)
(355)
(63)
Net loss / (gain) from investing activities
162
(116)
Net loss / (gain) from financing activities
(2,890)
3,085
Other net adjustments
1
10,730
(1,198)
Net change in operating assets and liabilities
1,2
Amounts due from banks and amounts due to banks
2,209
(3,313)
Receivables from securities financing transactions measured at amortized cost
17,828
5,563
Payables from securities financing transactions measured at amortized cost
959
8,109
Cash collateral on derivative instruments
(8,503)
(5,104)
Loans and advances to customers
5,136
(2,130)
Customer deposits
(7,586)
(12,733)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(18,195)
(7,726)
Brokerage receivables and payables
(438)
(5,366)
Financial assets at fair value not held for trading and other financial assets and liabilities
(17,902)
(1,306)
Provisions and other non-financial assets and liabilities
385
658
Income taxes paid, net of refunds
(868)
(810)
Net cash flow from / (used in) operating activities
(17,282)
3
(19,110)
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS

AG and Credit Suisse AG
4
121,258
Disposal of subsidiaries, associates and intangible assets
33
35
Purchase of property, equipment and software
(691)
(669)
Disposal of property, equipment and software
3
0
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
369
24
Purchase of debt securities measured at amortized cost
(1,850)
(7,541)
Disposal and redemption of debt securities measured at amortized cost
4,848
4,659
Net cash flow from / (used in) investing activities
123,971
(3,492)
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(10,304)
Net issuance (repayment) of short-term debt measured at amortized cost
(2,140)
5,555
Distributions paid on UBS AG shares
(3,000)
(6,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
5
60,796
51,141
Repayment of debt designated at fair value and long-term debt measured at amortized cost
5
(59,139)
(44,091)
Inflows from securities financing transactions measured at amortized cost
6
2,863
Net cash flows from other financing activities
(246)
(242)
Net cash flow from / (used in) financing activities
(11,170)
6,362
Total cash flow
Cash and cash equivalents at the beginning of the period
190,469
195,200
Net cash flow from / (used in) operating, investing and financing activities
95,520
(16,239)
Effects of exchange rate differences on cash and cash equivalents
1
(8,472)
1,999
Cash and cash equivalents at the end of the period
7
277,517
180,959
of which: cash and balances at central banks
7
248,335
159,343
of which: amounts due from banks
7
18,365
12,189
of which: money market paper
7,8
10,816
9,428
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
20,832
15,024
Interest paid in cash
18,345
11,429
Dividends on equity investments, investment funds and associates received in cash
9
1,505
1,259
1 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivalents are presented within the Other net adjustments line. Does not include foreign currency hedge effects related to foreign

exchange swaps.

2 Excludes non-cash items

arising from the accounting

for the merger of UBS

AG and Credit Suisse

AG. Refer to

Note 2 for more information.

3 Includes cash
receipts from the sale of loans and loan commitments

of USD
436
m within the Non-core and Legacy business division for the

six-month periods ended 30 June 2024.

4 Refer to Note 2 for more information about
the merger of

UBS AG and

Credit Suisse AG.

5 Includes funding from

UBS Group AG

measured at amortized

cost (recognized on

the balance sheet

in Funding from

UBS Group AG)

and measured at

fair value
(recognized on the balance sheet

in Debt issued designated at

fair value and Other

financial liabilities designated at fair

value).

6 Reflects cash flows from securities

financing transactions measured at

amortized
cost that use UBS debt instruments as the underlying.

7 Includes only balances with an original maturity of

three months or less.

8 Money market paper is included in

the balance sheet under Financial assets at
fair value not held

for trading (30 June

2024: USD
9,479
m; 30 June 2023:

USD
9,270
m), Other financial assets measured

at amortized cost (30 June

2024: USD
564
m; 30 June 2023:

USD
149
m), Financial assets
measured at fair value through other comprehensive income (30 June 2024: USD
344
m; 30 June 2023: USD
0
m) and Financial assets at fair value held for trading (30 June 2024: USD
430
m; 30 June 2023: USD
9
m).

9 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

50
Notes to the UBS AG interim consolidated financial
statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2023,
except for the changes described in this

Note and changes in segment reporting as set out in

Note 3. Note 2 sets
out

the

accounting

for

the

merger

of

UBS AG

and

Credit

Suisse AG.

These

interim

financial

statements

are
unaudited

and

should

be

read

in

conjunction

with

UBS AG’s

audited

consolidated

financial

statements

in

the
UBS AG Annual

Report 2023

and the

“Management report”

sections of

this report,

including the

disclosures in
“Integration of Credit

Suisse” in the “Recent

developments” section of

this report. In

the opinion of management,
all

necessary

adjustments

have

been

made

for

a

fair

presentation

of

UBS AG’s

financial

position,

results

of
operations and cash flows.
Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to this Note and Note 2, as well as
“Note 1a Material accounting policies” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2023.
Amendments to IAS 12, Income Taxes
UBS AG

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of minor amendments

to IFRS Accounting Standards became

effective from 1 January 2024 or

later and
have had no material effect on UBS AG.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1, Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management

performance measures; and
–
enhanced guidance on

aggregation / disaggregation of

information on the

face of financial

statements and in
the notes thereto.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

51
Note 1

Basis of accounting (continued)
IFRS 18 is

effective from

1 January 2027

and will

also apply

to comparative

information. UBS AG

will first

apply
these new

requirements in

the Annual

Report 2027

and, for

interim reporting,

in the

first quarter

2027 interim
report.

UBS AG

is

assessing

the

impact

of

the

new

requirements

on

its

reporting,

but

expects

it

to

be

limited.
UBS AG will

take the

opportunity to

refine the

grouping of

items in

the primary

financial statements

and in

the
notes thereto based on new principles of

aggregation and disaggregation in IFRS

18.
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued

Amendments

to

the
Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7

(Amendments).

The Amendments relate to:
–
derecognition of financial liabilities settled

through electronic transfer;
–
assessment

of

contractual

cash

flow

characteristics

in

classifying

financial

assets,

including

those

with
environmental, social and

corporate governance and

similar features, non-recourse

features, and

contractually
linked instruments; and
–
disclosure of information about

financial instruments with contingent features

that can change

the amount of
contractual

cash

flows,

as

well

as

equity

instruments

designated

at

fair

value

through

other

comprehensive
income.
The Amendments

are effective

from 1 January 2026,

with early

application permitted either

for the

entire set

of
amendments or

for only

those that

relate to

classification of

financial instruments. UBS AG

is currently

assessing
the impact of the new requirements on its

financial statements.
Incremental accounting policies related

to the transactions and activities associated

with the merger of
UBS AG and Credit Suisse AG
Business combinations under common control
UBS AG’s

material

accounting

policies

in

respect

of

business

combinations

are

set

out

in

“Note

1a

Material
accounting

policies,

item

1

Consolidation”

in

the

“Consolidated

financial

statements”

section

of

the

UBS AG
Annual

Report

2023.

The

merger

of

UBS AG

and

Credit

Suisse AG

on

31 May

2024

constitutes

a

business
combination under common

control as

defined in

IFRS 3,
Business Combinations
, i.e.,

a business combination

in
which the combining entities or businesses are ultimately

controlled by the same entity both

before and after the
business combination and where

that control is

not transitory.

Business combinations under common control

are
outside

the

scope

of

IFRS

3.

In

the

absence

of

specific

accounting

requirements

in

IFRS

Accounting Standards,
UBS AG has

adopted an

accounting policy

that provides

relevant information

for the

economic decision-making
needs of users and is reflective of the economic substance

of the transaction.
UBS AG accounts for business

combinations under common

control using the historic

carrying values of

assets and
liabilities of

the transferred

entity

or business

as of

the date

of the

transfer,

determined under

IFRS Accounting
Standards.

The

balances

of

each

of

the

equity

reserves

of

the

transferred

entity,

accumulated

after

that

entity
becomes part of the

UBS Group, are combined with

the corresponding equity reserves (
Share premium , Retained
earnings

and
Other

comprehensive income

recognized directly

in

equity,

net

of

tax
)

of

UBS AG.

The

difference
between the

aggregate carrying

value of

the assets

and liabilities

and equity

reserves is

recognized as

an adjustment
to Share premium
, net

of any

consideration that

may be

payable. Comparative

periods prior

to the

dates of

business
combinations under common control are not restated,

because such transactions are accounted for

prospectively.

Allowances and provisions for expected credit

losses
UBS AG’s material accounting

policies in respect of

allowances and provisions for

expected credit losses are

set out
in

“Note

1a

Material

accounting policies,

item

2g

Allowances and

provisions

for

expected credit

losses”

in

the
“Consolidated financial statements” section

of the UBS AG

Annual Report 2023.

Financial instruments, acquired
through

a business

combination under

common control

that are

not classified

by UBS AG

at fair

value through
profit or loss, are subject to IFRS 9 expected credit loss (ECL) requirements.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

52
Note 1

Basis of accounting (continued)
Goodwill and other intangible assets
UBS AG’s

material accounting

policies

regarding

goodwill are

set

out

in

“Note 1a

Material accounting

policies,
item 9 Goodwill”

in the “Consolidated

financial statements”

section of the

UBS AG Annual Report

2023. Goodwill
recognized

in

the

transferred

entity

prior

to

the

date

of

the

business

combination

under

common

control

is
recognized in

these financial

statements at

the historic

carrying value,

subsequently allocated

to respective

cash
generating units and tested for impairment.

Business

combinations

under

common

control

do

not

result

in

a

recognition

of

incremental

goodwill

or

other
intangible assets,

in addition

to those

already recognized

by the

transferred entity

prior to

the date

of business
combination under common control.

Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.24 31.3.24 31.12.23 30.6.23 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
1 CHF
1.11
1.11
1.19
1.12
1.10
1.13
1.11
1.12
1.10
1 EUR
1.07
1.08
1.10
1.09
1.07
1.08
1.09
1.08
1.08
1 GBP
1.26
1.26
1.28
1.27
1.26
1.26
1.24
1.26
1.24
100 JPY
0.62
0.66
0.71
0.69
0.63
0.67
0.71
0.65
0.73
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

53

Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG
Merger of UBS AG and Credit Suisse AG
For information about the merger

of UBS AG and Credit Suisse

AG, refer to the “Management

report” sections of
this report, including

the disclosures in “Integration

of Credit Suisse”

in the “Recent

developments” section. As

set
out in

Note 1,

the merger

of UBS AG and

Credit Suisse AG

effected on

31 May 2024

with no

consideration payable
by

UBS AG

constitutes a

business

combination under

common

control

accounted for

based

on

the

accounting
policies set out therein.

Assets and liabilities
UBS AG

accounted for

the merger

with Credit

Suisse AG

using the

historic carrying

values of

the assets

and liabilities
of Credit Suisse AG

as at the

date of the transaction

(31 May 2024), determined

under IFRS Accounting

Standards.
–
No fair

value adjustments

were made

to assets

and liabilities

(which is

different to

the UBS

Group AG

consolidated
financial statements where

acquisition method accounting

was required under

IFRS 3, Business

Combinations,
on 31 May 2023 for the acquisition of Credit

Suisse Group AG).

–
UBS AG

has elected

to retain

the history

of accumulated

depreciation and

impairment of

non-financial assets
arising since 31 May 2023, i.e.,

the date on

which Credit Suisse AG

came to be under

the common control of
UBS Group AG.

–
Expected credit

loss allowances

and provisions

for performing

and credit-impaired

exposures were

recognized
under IFRS 9.
–
No new

goodwill, intangible

assets or

contingent liabilities

have been

recognized as

a result

of the

merger of
UBS AG and Credit Suisse AG.

–
Uniform accounting policies for like transactions and events have been applied throughout UBS AG

and Credit
Suisse AG as of 31 May 2023 (the date of the

acquisition of Credit Suisse Group AG by

UBS Group AG).
Equity reserves
The equity

reserve balances

of Credit

Suisse AG recorded

from 31 May

2023 to

31 May 2024

have been

added
across

to the

corresponding equity

reserves

of UBS AG,

except for

the foreign

currency

translation reserve

that
UBS AG

has

elected

to

reset

and

has

been

added

to
Share

premium
.

As

a

result,

the

net

investment

hedge
accounting reserve

has been

added to
Retained earnings

as if

no net

investment hedge

accounting had

been applied
by Credit Suisse. The results of Credit Suisse AG from 31

May 2023

to 31 May 2024 have been added

to
Retained
earnings
. Equity reserve

balances of

Credit Suisse AG recorded

prior to 31 May

2023 (i.e., the

date on which

Credit
Suisse AG came under the common control of UBS

Group AG) have not been retained.
The

difference between

the aggregated

carrying value

of the

assets and

liabilities and

equity reserves

has been
recognized as

an adjustment

to
Share premium

(reflecting the

contribution of

the Credit

Suisse AG business

to
UBS AG from the common parent, UBS Group

AG).

Comparability
Profit and

loss information

for the

second quarter

of 2024

is presented

on a

consolidated basis,

including three
months of data for UBS

AG and one month (June

2024) for Credit Suisse AG.

Information for the first quarter of
2024, the fourth quarter

of 2023 and the second

quarter of 2023 includes

pre-merger UBS AG data only. Year-to-
date information

for 2024

includes six

months of

data for

UBS AG

and one

month (June

2024) for

Credit Suisse AG.
Comparative year-to-date information for 2023 includes pre-merger UBS

AG data only.
Balance sheet

information as

at 30 June

2024 includes

UBS AG

and Credit

Suisse AG

consolidated information.
Balance sheet dates prior to 30 June 2024 reflect

pre-merger UBS AG information only.
The comparative

periods prior

to the

merger date

have not

been restated,

since the

transaction has

been accounted
for

prospectively

since

31 May 2024,

i.e.,

the

date

on

which

the

merger

of

UBS AG and

Credit

Suisse AG

was
effected.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

54
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG (continued)
The table below

presents the assets,

liabilities and

equity of

Credit Suisse AG that

have been recognized

by UBS AG
as a result of the merger.

Credit Suisse AG assets, liabilities and equity

transferred to UBS AG on the merger date
USD m
Assets
Cash and balances at central banks
114,759
Amounts due from banks
6,861
Receivables from securities financing transactions measured at amortized cost
28,380
Cash collateral receivables on derivative instruments
10,373
Loans and advances to customers
222,937
Other financial assets measured at amortized cost
10,852
Total financial assets measured at amortized cost
394,162
Financial assets at fair value held for trading
15,504
Derivative financial instruments
31,975
Brokerage receivables
130
Financial assets at fair value not held for trading
36,592
Total financial assets measured at fair value through profit or loss
84,201
Financial assets measured at fair value through other comprehensive income
0
Investments in associates
1,330
Property, equipment and software
2,627
Goodwill and intangible assets
819
Deferred tax assets
224
Other non-financial assets
5,943
Total assets
489,306
Liabilities
Amounts due to banks
20,715
Payables from securities financing transactions measured at amortized cost
6,077
Cash collateral payables on derivative instruments
6,459
Customer deposits
224,627
Funding from UBS Group AG measured at amortized cost
45,298
Debt issued measured at amortized cost
44,521
Other financial liabilities measured at amortized cost
8,984
Total financial liabilities measured at amortized cost
356,681
Financial liabilities at fair value held for trading
1,870
Derivative financial instruments
33,200
Brokerage payables designated at fair value
339
Debt issued designated at fair value
25,947
Other financial liabilities designated at fair value
5,494
Total financial liabilities measured at fair value through profit or loss
66,850
Provisions
2,817
Other non-financial liabilities
3,381
Total liabilities
429,729
Equity
Equity attributable to shareholders 1
41,432
Equity attributable to non-controlling interests
490
Total equity
41,922
1 Refer to Statement of changes in equity for more information.
Transactions between UBS AG and

Credit Suisse AG

have been

eliminated from the

balances presented

in the

table
above. They amounted to USD
7.1
bn of assets and USD
24.8
bn of liabilities of Credit Suisse AG.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

55
Note 3

Segment reporting
As part of the continued refinement of UBS AG’s reporting structure and organizational setup, in the first quarter
of

2024

certain

changes

to

Group

Treasury

allocations

were

made

with

an

impact

on

segment

reporting

for
UBS AG’s business divisions and Group Items.

Prior-period information has been adjusted

for comparability.

UBS AG has

allocated to the

business divisions nearly

all Group

Treasury costs that

historically were retained

and
reported in Group

Items. Costs that continue

to be retained

in Group Items

include costs related

to hedging and
own debt,

and deferred

tax asset

funding costs.

In parallel with

these changes,

UBS AG has

increased the

allocation
of balance sheet resources from Group Treasury

to the business divisions.
Following the changes outlined above, prior-period information for the six-month period ended 30 June 2023 has
been

restated,

resulting

in

decreases

in

Operating

profit

/

(loss)

before

tax

of

USD
10
m

for

Global

Wealth
Management, USD
8
m for Group

Items and USD
6
m for Personal

& Corporate Banking,

and increases in

Operating
profit / (loss) before tax

of USD
25
m for the Investment

Bank and USD
1
m for Asset Management,

with no change
to Non-core and Legacy.
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD
35.6
bn in Global Wealth Management, USD
26.9
bn in Personal & Corporate Banking and USD
21.4
bn in the
Investment Bank, with a corresponding decrease

of assets of USD
83.9
bn in Group Items.
These changes had no effect on the reported

results or financial position of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information about UBS AG’s business divisions

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the six months ended 30 June 2024
1
Net interest income
2,521
1,634
(26)
(1,714)
(33)
(856)
1,528
Non-interest income
7,589
1,307
1,169
6,538
218
660
17,481
Total revenues
10,110
2,942
1,143
4,824
186
(196)
19,008
Credit loss expense / (release)
7
120
0
31
(23)
1
136
Operating expenses
8,448
1,808
972
4,284
1,691
487
17,689
Operating profit / (loss) before tax
1,655
1,014
172
509
(1,483)
(684)
1,183
Tax expense / (benefit)
393
Net profit / (loss)
790
As of 30 June 2024
Total assets
558,614
453,557
22,015
419,940
95,103
15,435
1,564,664

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Functions UBS AG
For the six months ended 30 June 2023
1
Net interest income
2,924
1,522
(13)
(1,069)
3
(674)
2,694
Non-interest income
6,594
1,163
1,015
5,329
48
470
14,619
Total revenues
9,517
2,686
1,002
4,260
51
(204)
17,313
Credit loss expense / (release)
20
26
0
8
0
0
54
Operating expenses
7,204
1,379
818
3,639
719
586
14,346
Operating profit / (loss) before tax
2,293
1,281
185
613
(668)
(790)
2,912
Tax expense / (benefit)
776
Net profit / (loss)
2,136
As of 31 December 2023
2
Total assets
404,747
283,980
19,662
402,415
13,845
31,368
1,156,016
1 Refer to “Note 3 Segment reporting” in

the “Consolidated financial statements” section of the Annual Report

2023 for more information about UBS AG's

reporting segments.

2 Comparative-period information
has been restated for Group Treasury allocations.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

56
Note 4

Net interest income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Interest income from loans and deposits
1
6,070
5,438
4,804
11,508
8,949
Interest income from securities financing transactions measured at amortized cost
2
1,008
988
833
1,996
1,599
Interest income from other financial instruments measured

at amortized cost
320
323
276
643
535
Interest income from debt instruments measured at fair

value through other comprehensive income
26
27
26
54
48
Interest income from derivative instruments designated as cash flow hedges

(532)
(537)
(457)
(1,069)
(833)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
6,892
6,240
5,483
13,132
10,298
Interest expense on loans and deposits
3
5,453
4,836
3,452
10,289
6,361
Interest expense on securities financing transactions measured at amortized cost
4
499
407
474
906
839
Interest expense on debt issued
1,099
787
656
1,886
1,211
Interest expense on lease liabilities
29
22
25
51
50
Total interest expense from financial instruments measured at amortized cost
7,080
6,052
4,607
13,132
8,461
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
(188)
188
876
(1)
1,837
Net interest income from financial instruments measured at fair value through profit or loss and other
910
618
430
1,528
856
Total net interest income
722
806
1,305
1,528
2,694
1 Consists of

interest income from

cash and balances

at central banks,

amounts due from

banks, and

cash collateral receivable

s

on derivative

instruments, as

well as negative

interest on amounts

due to banks,
customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on payables from
securities financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 5

Net fee and commission income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Underwriting fees
235
224
131
458
280
M&A and corporate finance fees
262
234
156
496
335
Brokerage fees
1,095
1,019
800
2,115
1,681
Investment fund fees
1,358
1,201
1,179
2,559
2,357
Portfolio management and related services
2,678
2,456
2,254
5,134
4,464
Other
562
472
487
1,034
967
Total fee and commission income
1
6,190
5,607
5,008
11,797
10,083
of which: recurring
4,076
3,668
3,496
7,744
6,909
of which: transaction-based
2,089
1,915
1,504
4,004
3,143
of which: performance-based
25
24
7
49
31
Fee and commission expense
589
458
419
1,047
866
Net fee and commission income
5,601
5,148
4,589
10,750
9,217
1 Reflects third-party fee and commission income for the second quarter of 2024 of USD
3,697
m for Global Wealth Management (first quarter of 2024:

USD
3,489
m; second quarter of 2023: USD
3,117
m), USD
589
m
for Personal & Corporate

Banking (first quarter of 2024:

USD
489
m; second quarter of 2023:

USD
469
m), USD
774
m for Asset Management (first

quarter of 2024: USD
656
m; second quarter of 2023:

USD
664
m),
USD
1,110
m for the

Investment Bank (first

quarter of 2024:

USD
975
m; second quarter

of 2023: USD
780
m), negative USD
22
m for Group

Items (first quarter of

2024: negative USD
5
m; second quarter of

2023:
negative USD
22
m) and USD
42
m for Non-core

and Legacy

(first quarter of

2024: USD
3
m; second quarter

of 2023:

USD
0
m). Comparative-period

information has

been restated for

changes in business

division
perimeters, Group Treasury allocations and Non-core

and Legacy cost allocations. Refer to Note 3 for more information.

Note 6

Other income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
(2)
(1)
4
(2)
6
Share of net profits of associates and joint ventures
24
15
15
39
25
Total
22
15
19
37
31
Income from properties
2
7
5
5
11
9
Income from shared services provided to UBS Group AG or its subsidiaries
215
169
165
384
283
Other
63
20
49
83
70
Total other income
306
209
237
515
392
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes rent received from third parties.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

57
Note 7

Personnel expenses

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Salaries and variable compensation
1
4,205
3,621
3,364
7,826
6,720
of which: variable compensation – financial advisors
2
1,291
1,267
1,110
2,558
2,222
Contractors
24
21
24
45
50
Social security
251
208
176
459
396
Post-employment benefit plans
159
186
139
346
313
Other personnel expenses
158
125
144
283
266
Total personnel expenses
4,797
4,161
3,847
8,958
7,745
1 Includes role-based

allowances.

2 Consists of

cash and deferred

compensation awards

and is based

on compensable revenues

and firm tenure

using a formulaic

approach. Also includes

expenses related

to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 8

General and administrative expenses

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Outsourcing costs
191
121
121
312
245
Technology costs
206
163
128
369
260
Consulting, legal and audit fees
240
202
160
441
268
Real estate and logistics costs
190
130
134
320
252
Market data services
126
106
101
232
200
Marketing and communication
70
66
44
136
78
Travel and entertainment
72
54
51
126
101
Litigation, regulatory and similar matters
1
1,161
8
55
1,169
776
Other
2,329
2,137
1,649
4,466
3,245
of which: shared services costs charged by UBS Group AG or its subsidiaries
2,097
1,933
1,460
4,030
2,845
Total general and administrative expenses
4,584
2,985
2,443
7,570
5,425
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement, as well as litigation expense relating to matters where UBS AG or its subsidiaries are not
holding the provision but have agreed to bear all or a portion of the expense. Refer to Note 16b for more information.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

58
Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net

credit loss

expenses in

the second

quarter of

2024 were

USD
84
m, reflecting

USD
29
m net

releases related
to performing positions and USD
113
m net expenses on credit-impaired positions.
Stage 1 and

2 net

releases of

USD
29
m included

scenario-update-related net releases

of USD
34
m, primarily

for
real estate lending in Switzerland, driven by an upward revision of house price and rental income levels, as well as updated interest

rate assumptions

across Personal

& Corporate

Banking and

Global Wealth

Management.

Net credit
loss expenses for performing (stages

1 and 2) exposures to corporate counterparties

were immaterial.
Credit

loss

expenses of

USD
113
m for

credit-impaired positions

almost entirely

related

to Personal

&

Corporate
Banking exposures with a small number of corporate counterparties.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.6.24
Global Wealth Management
(14)
12
(2)
Personal & Corporate Banking
(15)
125
110
Asset Management
0
0
0
Investment Bank
1
(2)
(1)
Non-core and Legacy
(1)
(22)
(23)
Group Items
0
0
0
Total
(29)
113
84
For the quarter ended 31.3.24
Global Wealth Management
2
7
9
Personal & Corporate Banking
(12)
22
10
Asset Management
0
0
0
Investment Bank
10
22
32
Non-core and Legacy
0
0
0
Group Items
1
0
1
Total
1
51
52
For the quarter ended 30.6.23
1
Global Wealth Management
(4)
9
5
Personal & Corporate Banking
(11)
21
10
Asset Management
0
0
0
Investment Bank
5
(4)
1
Non-core and Legacy
0
0
0
Group Items
0
0
0
Total
(10)
26
16
1 Comparative-period

information has

been restated

for changes in

business division perimeters.

Refer to

“Changes to segment

reporting in 2024”

in the

“UBS business divisions

and Group Items”

section and
“Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for more information.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

59

Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and

political conditions prevailing

in the second

quarter of 2024 through

a series
of

governance

meetings,

with

input

and

feedback

from

UBS AG

Risk

and

Finance

experts

across

the

business
divisions

and

regions.

ECLs

for

former

Credit

Suisse positions

were

calculated based

on

Credit

Suisse’s models,
including the same scenarios and scenario weight

inputs as for UBS’s pre-merger business activity.
UBS AG kept the

scenarios and scenario

weights in line

with those applied

in the UBS AG

first quarter 2024

report.
The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2024. The assumptions on a calendar-year basis are included in the table

below.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged.

Refer to the table below for more information.
The scenario-update-related ECL releases in the second quarter of

2024 mainly stemmed from real estate lending
in Switzerland,

driven by

an upward

revision of

house price

and rental

income levels,

which improved

in Switzerland,
as well as interest rate assumptions in the stagflation

scenario.
Post-model adjustments
Total

stage 1 and 2

allowances and provisions

amounted to USD
1,203
m as of

30 June 2024 and

included post-
model

adjustments

of

USD
300
m

(31 March

2024:

USD
125
m).

Post-model

adjustments

are

intended

to

cover
uncertainty levels, including the geopolitical

situation, and to align

outputs from Credit

Suisse models with those
from UBS AG models for dedicated segments.
›
Refer to Note 2 for more information

Comparison of shock factors
Baseline
Key parameters 2023 2024 2025
Real GDP growth (annual percentage change)
US

2.5
2.3
1.4
Eurozone
0.6
0.6
1.2
Switzerland
0.7
1.3
1.5
Unemployment rate (%, annual average)
US

3.6
4.0
4.2
Eurozone
6.6
6.6
6.8
Switzerland
2.0
2.4
2.6
Fixed income: 10-year government bonds (%, Q4)
USD
3.9
4.3
4.2
EUR
2.0
2.5
2.4
CHF
0.7
0.6
0.6
Real estate (annual percentage change, Q4)
US

5.2
3.7
2.3
Eurozone
(1.0)
1.0
3.4
Switzerland
0.1
1.0
2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.24 31.3.24 30.6.23
Baseline
60.0
60.0
60.0
Mild debt crisis

15.0
15.0
15.0
Stagflationary geopolitical crisis
25.0
25.0
25.0

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

60
Note 9

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
No

purchased

credit-impaired

financial

assets

have

been

recognized

in

the

period.

Originated

credit-impaired
financial assets were not material and are not

presented in the table below.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

USD m 30.6.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
248,335
248,241
94
0
(230)
(1)
(228)
0
Amounts due from banks
20,457
20,125
319
13
(73)
(5)
0
(67)
Receivables from securities financing transactions measured at amortized cost
82,027
82,028
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
43,637
43,637
0
0
0
0
0
0
Loans and advances to customers
608,910
578,841
25,506
4,563
(2,696)
(354)
(299)
(2,044)
of which: Private clients with mortgages
255,281
244,008
10,104
1,169
(181)
(56)
(77)
(48)
of which: Real estate financing
88,141
83,214
4,580
347
(104)
(28)
(31)
(46)
of which: Large corporate clients
28,619
23,612
3,867
1,140
(741)
(93)
(95)
(553)
of which: SME clients
23,698
19,766
2,591
1,341
(871)
(60)
(40)
(771)
of which: Lombard
148,546
147,529
880
137
(101)
(7)
(2)
(92)
of which: Credit cards
1,927
1,479
408
40
(41)
(6)
(11)
(25)
of which: Commodity trade finance
5,795
5,558
222
16
(149)
(18)
(2)
(129)
of which: Ship / aircraft financing
8,549
8,096
427
25
(42)
(38)
(4)
0
of which: Consumer financing
2,886
2,689
120
78
(112)
(20)
(21)
(71)
Other financial assets measured at amortized cost
60,826
60,098
537
191
(148)
(34)
(8)
(106)
of which: Loans to financial advisors
2,601
2,408
83
110
(47)
(4)
(1)
(41)
Total financial assets measured at amortized cost
1,064,192
1,032,970
26,456
4,766
(3,148)
(396)
(535)
(2,217)
Financial assets measured at fair value through other comprehensive income
2,167
2,167
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
2
1,066,359
1,035,137
26,456
4,766
(3,148)
(396)
(535)
(2,217)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
40,791
39,207
1,382
203
(69)
(26)
(15)
(28)
of which: Large corporate clients
8,323
7,421
820
82
(26)
(9)
(7)
(9)
of which: SME clients
2,539
2,153
287
99
(12)
(4)
(4)
(4)
of which: Financial intermediaries and hedge funds

21,270
21,080
190
0
(11)
(8)
(3)
0
of which: Lombard
3,895
3,872
10
13
(4)
0
0
(4)
of which: Commodity trade finance
1,642
1,629
13
0
(1)
(1)
0
0
Irrevocable loan commitments
81,866
77,446
4,236
184
(178)
(104)
(44)
(30)
of which: Large corporate clients
46,696
42,890
3,699
107
(128)
(85)
(37)
(6)
Forward starting reverse repurchase and securities borrowing agreements
9,724
9,724
0
0
0
0
0
0
Unconditionally revocable loan commitments
150,450
148,053
2,154
244
(81)
(69)
(13)
0
of which: Real estate financing
11,706
11,154
552
0
(7)
(7)
0
0
of which: Large corporate clients
16,000
15,677
314
9
(22)
(16)
(4)
(2)
of which: SME clients
11,001
10,575
346
80
(34)
(28)
(5)
0
of which: Lombard
60,961
60,934
26
1
0
0
0
0
of which: Credit cards
10,056
9,576
477
4
(8)
(6)
(2)
0
of which: Commodity trade finance
763
763
0
0
0
0
0
0
of which: Ship / aircraft financing
0
0
0
0
0
0
0
0
of which: Consumer financing
152
152
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
3,328
3,319
7
2
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
2
286,160
277,748
7,779
633
(330)
(201)
(71)
(58)
Total allowances and provisions
2
(3,478)
(597)
(606)
(2,275)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

61
Note 9

Expected credit loss measurement (continued)

USD m 31.3.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
163,378
163,361
17
0
(25)
0
(25)
0
Amounts due from banks
2
14,151
14,088
63
0
(7)
(7)
0
0
Receivables from securities financing transactions measured at amortized cost
73,403
73,403
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
35,294
35,294
0
0
0
0
0
0
Loans and advances to customers
390,908
370,978
17,908
2,022
(936)
(165)
(171)
(599)
of which: Private clients with mortgages
165,559
155,129
9,617
813
(148)
(38)
(81)
(28)
of which: Real estate financing
50,512
46,668
3,830
13
(41)
(18)
(23)
(1)
of which: Large corporate clients
14,397
12,186
1,689
522
(269)
(34)
(34)
(201)
of which: SME clients
11,911
10,027
1,366
518
(255)
(33)
(19)
(203)
of which: Lombard
114,615
114,580
0
35
(19)
(5)
0
(14)
of which: Credit cards
1,840
1,402
399
38
(40)
(6)
(10)
(23)
of which: Commodity trade finance
3,202
3,180
11
11
(110)
(7)
0
(104)
Other financial assets measured at amortized cost
52,551
52,114
299
138
(90)
(17)
(5)
(68)
of which: Loans to financial advisors
2,615
2,430
70
115
(49)
(6)
(1)
(43)
Total financial assets measured at amortized cost
729,686
709,239
18,287
2,160
(1,059)
(191)
(202)
(667)
Financial assets measured at fair value through other comprehensive income
2,078
2,078
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
731,764
711,317
18,287
2,160
(1,059)
(191)
(202)
(667)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
30,594
29,900
597
96
(33)
(12)
(7)
(14)
of which: Large corporate clients
3,744
3,329
347
69
(7)
(3)
(2)
(3)
of which: SME clients
1,387
1,188
172
27
(4)
(1)
(1)
(2)
of which: Financial intermediaries and hedge funds

20,771
20,730
41
0
(11)
(8)
(3)
0
of which: Lombard
2,087
2,087
0
0
(4)
0
0
(4)
of which: Commodity trade finance
1,901
1,894
8
0
(1)
(1)
0
0
Irrevocable loan commitments
45,838
43,907
1,864
67
(98)
(59)
(37)
(2)
of which: Large corporate clients
26,533
24,890
1,598
46
(83)
(50)
(30)
(2)
Forward starting reverse repurchase and securities borrowing agreements
8,824
8,824
0
0
0
0
0
0
Unconditionally revocable loan commitments
42,102
40,465
1,573
64
(46)
(38)
(8)
0
of which: Real estate financing
6,716
6,299
417
0
(4)
(5)
1
0
of which: Large corporate clients
5,212
5,056
150
7
(7)
(5)
(2)
0
of which: SME clients
4,863
4,672
166
25
(19)
(16)
(3)
0
of which: Lombard
7,972
7,972
0
1
0
0
0
0
of which: Credit cards
10,049
9,560
485
4
(9)
(8)
(2)
0
of which: Commodity trade finance
438
438
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
3,522
3,512
7
3
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
130,879
126,609
4,041
230
(180)
(113)
(51)
(16)
Total allowances and provisions
(1,239)
(303)
(253)
(683)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes USD
0
bn against Credit Suisse AG.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

62
Note 9

Expected credit loss measurement (continued)

USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
171,806
171,788
18
0
(26)
0
(26)
0
Amounts due from banks
2
28,206
28,191
14
0
(7)
(6)
(1)
0
Receivables from securities financing transactions measured at amortized cost
74,128
74,128
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,300
32,300
0
0
0
0
0
0
Loans and advances to customers
405,633
385,493
18,131
2,009
(935)
(173)
(185)
(577)
of which: Private clients with mortgages
174,400
163,617
9,955
828
(156)
(39)
(89)
(28)
of which: Real estate financing
54,305
50,252
4,038
15
(46)
(20)
(25)
(1)
of which: Large corporate clients
14,431
12,594
1,331
506
(241)
(34)
(32)
(174)
of which: SME clients
12,694
10,662
1,524
508
(262)
(34)
(24)
(204)
of which: Lombard
117,924
117,874
0
50
(22)
(5)
0
(17)
of which: Credit cards
2,041
1,564
438
39
(42)
(6)
(11)
(24)
of which: Commodity trade finance
2,889
2,873
12
4
(119)
(7)
0
(111)
Other financial assets measured at amortized cost
54,334
53,882
312
141
(87)
(16)
(5)
(66)
of which: Loans to financial advisors
2,615
2,422
79
114
(49)
(4)
(1)
(44)
Total financial assets measured at amortized cost
766,407
745,782
18,475
2,150
(1,057)
(197)
(217)
(643)
Financial assets measured at fair value through other comprehensive income
2,233
2,233
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
768,640
748,015
18,475
2,150
(1,057)
(197)
(217)
(643)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
33,211
32,332
761
118
(40)
(14)
(7)
(19)
of which: Large corporate clients
3,624
3,051
486
87
(10)
(3)
(2)
(6)
of which: SME clients
1,506
1,299
177
31
(7)
(1)
(1)
(5)
of which: Financial intermediaries and hedge funds

22,549
22,504
46
0
(12)
(8)
(3)
0
of which: Lombard
3,009
3,009
0
0
(1)
0
0
(1)
of which: Commodity trade finance
1,811
1,803
8
0
(1)
(1)
0
0
Irrevocable loan commitments
44,018
42,085
1,878
56
(95)
(55)
(38)
(2)
of which: Large corporate clients
26,096
24,444
1,622
30
(76)
(45)
(28)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,373
10,373
0
0
0
0
0
0
Committed unconditionally revocable credit lines
47,421
45,452
1,913
56
(49)
(39)
(10)
0
of which: Real estate financing
9,439
8,854
585
0
(4)
(3)
(1)
0
of which: Large corporate clients
5,110
4,951
151
8
(6)
(4)
(3)
0
of which: SME clients
5,408
5,188
191
29
(21)
(17)
(3)
0
of which: Lombard
8,964
8,964
0
1
0
0
0
0
of which: Credit cards
10,458
9,932
522
4
(10)
(8)
(2)
0
of which: Commodity trade finance
537
537
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,183
4,169
11
4
(4)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
139,206
134,410
4,562
234
(188)
(111)
(56)
(21)
Total allowances and provisions
(1,244)
(308)
(272)
(664)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes USD
14.8
bn against Credit Suisse AG.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

63
Note 9

Expected credit loss measurement (continued)
The table

below provides

information about

the ECL gross

exposure and

the ECL

coverage ratio

for UBS AG’s core
loan portfolios (i.e., Loans and advances to customers

and

Loans to financial advisors
) and relevant off-balance sheet
exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables

from

securities

financing
transactions , Cash collateral receivables on derivative instruments

and
Financial assets measured at fair value

through
other comprehensive income

are not

included

in the table

below, due

to their

lower sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Compared with 31 March

2024, coverage ratios

for performing positions

related to real

estate lending (on-balance
sheet) slightly decreased,

by
1

basis point, to
6

basis points, and coverage

ratios for performing

positions related to
corporate lending (on-balance

sheet) increased by
11

basis points to
58

basis points, with

a decrease in

off-balance
sheet positions by
4

basis points to
25

basis points.

Coverage ratios for core loan portfolio 30.6.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
255,462
244,063
10,181
1,217
7
2
76
5
397
Real estate financing
88,246
83,242
4,611
393
12
3
66
7
1,167
Total real estate lending
343,708
327,305
14,792
1,610
8
3
73
6
585
Large corporate clients
29,360
23,705
3,962
1,693
253
39
240
68
3,268
SME clients
24,569
19,827
2,631
2,112
354
31
151
45
3,649
Total corporate lending
53,929
43,532
6,593
3,804
299
35
205
58
3,480
Lombard
148,647
147,536
882
229
7
0
18
1
4,024
Credit cards
1,968
1,485
419
64
208
39
252
86
3,826
Commodity trade finance
5,945
5,576
224
144
251
33
97
35
8,910
Ship / aircraft financing
8,591
8,134
432
25
49
47
103
50
0
Consumer financing
2,998
2,709
141
149
374
74
1,506
144
4,771
Other loans and advances to customers
45,821
42,918
2,322
581
77
7
68
10
5,328
Loans to financial advisors
2,647
2,412
84
151
176
18
146
22
2,736
Total other lending
216,617
210,770
4,504
1,343
39
6
127
8
4,967
Total
1
614,254
581,607
25,889
6,758
45
6
116
11
3,086
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
8,090
7,833
226
31
5
4
32
5
11
Real estate financing
12,715
12,143
572
0
5
6
0
5
0
Total real estate lending
20,805
19,975
799
31
5
5
0
5
11
Large corporate clients
71,091
66,060
4,833
198
25
17
100
22
904
SME clients
15,520
14,590
719
210
51
27
207
35
1,206
Total corporate lending
86,611
80,650
5,553
408
30
19
114
25
1,060
Lombard
68,071
68,017
40
14
1
0
16
0
2,706
Credit cards
10,056
9,576
477
4
8
7
35
8
0
Commodity trade finance
3,701
3,681
20
0
9
8
53
9
0
Ship / aircraft financing
1,836
1,817
19
0
11
12
0
11
0
Consumer financing
152
152
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
47,842
47,381
461
0
3
2
76
3
0
Other off-balance sheet commitments
37,362
36,774
411
177
8
5
67
5
611
Total other lending
169,020
167,398
1,427
195
4
2
57
3
751
Total
2
276,436
268,023
7,779
633
12
7
92
10
914
Total on- and off-balance sheet
3
890,690
849,630
33,668
7,391
35
7
110
11
2,900
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance sheet

line Other financial assets measured at

amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

64
Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.3.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
165,707
155,168
9,698
842
9
2
84
7
336
Real estate financing
50,552
46,686
3,852
14
8
4
59
8
482
Total real estate lending
216,260
201,854
13,550
856
9
3
77
7
338
Large corporate clients
14,667
12,221
1,723
723
184
28
197
49
2,778
SME clients
12,165
10,060
1,385
721
209
33
136
45
2,816
Total corporate lending
26,832
22,280
3,108
1,444
195
30
170
47
2,797
Lombard
114,634
114,585
0
49
2
0
0
0
2,836
Credit cards
1,879
1,408
410
61
211
41
256
89
3,802
Commodity trade finance
3,313
3,187
11
115
334
21
78
21
9,033
Other loans and advances to customers
28,926
27,830
1,001
96
19
9
39
10
2,630
Loans to financial advisors
2,664
2,435
71
157
186
23
160
27
2,716
Total other lending
151,416
149,445
1,493
478
18
3
105
4
4,369
Total
1
394,508
373,579
18,151
2,778
25
5
95
9
2,310
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
5,299
5,049
222
29
9
8
31
9
24
Real estate financing
8,015
7,573
442
0
5
7
0
5
0
Total real estate lending
13,315
12,622
664
29
6
7
0
6
23
Large corporate clients
35,528
33,312
2,095
121
27
17
163
26
399
SME clients
7,101
6,655
381
65
45
30
258
42
342
Total corporate lending
42,629
39,966
2,476
187
30
19
177
29
379
Lombard
11,941
11,940
0
1
4
1
0
1
0
Credit cards
10,049
9,560
485
4
9
8
34
9
0
Commodity trade finance
2,340
2,332
8
0
3
2
42
3
0
Financial intermediaries and hedge funds
24,192
23,934
258
0
5
4
134
5
0
Other off-balance sheet commitments
17,590
17,430
151
9
9
5
178
6
0
Total other lending
66,112
65,197
901
14
7
4
87
5
6,656
Total
2
122,055
117,785
4,041
230
15
10
126
13
717
Total on- and off-balance sheet
3
516,563
491,364
22,191
3,008
23
6
101
10
2,189
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Coverage ratios for core loan portfolio 31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
174,555
163,656
10,044
856
9
2
88
7
326
Real estate financing
54,351
50,272
4,063
16
9
4
61
8
594
Total real estate lending
228,906
213,928
14,107
872
9
3
81
8
331
Large corporate clients
14,671
12,628
1,363
680
164
27
237
48
2,558
SME clients
12,956
10,696
1,548
712
202
32
155
47
2,861
Total corporate lending
27,627
23,324
2,911
1,392
182
29
193
48
2,714
Lombard
117,946
117,879
0
67
2
0
0
0
2,487
Credit cards
2,083
1,571
449
63
200
40
253
87
3,801
Commodity trade finance
3,008
2,881
12
115
394
25
62
25
9,676
Other loans and advances to customers
26,997
26,083
837
77
18
10
44
11
2,379
Loans to financial advisors
2,665
2,426
80
159
185
17
122
20
2,793
Total other lending
152,699
150,840
1,378
481
18
3
117
4
4,462
Total
1
409,232
388,092
18,396
2,744
24
5
101
9
2,263
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,801
6,560
226
15
8
7
29
8
40
Real estate financing
10,662
10,064
599
0
6
5
22
6
0
Total real estate lending
17,463
16,624
824
15
6
6
24
6
40
Large corporate clients
34,829
32,446
2,259
125
27
16
147
25
628
SME clients
7,872
7,337
456
80
47
29
230
41
626
Total corporate lending
42,702
39,782
2,715
205
30
18
161
28
627
Lombard
13,609
13,609
0
1
1
1
0
1
0
Credit cards
10,458
9,932
522
4
10
8
35
10
0
Commodity trade finance
2,354
2,346
8
0
4
4
36
4
0
Financial intermediaries and hedge funds
25,378
25,148
230
0
5
4
157
5
0
Other off-balance sheet commitments
16,869
16,596
264
9
12
5
170
8
0
Total other lending
68,668
67,630
1,024
14
7
4
97
6
5,921
Total
2
128,833
124,037
4,562
234
15
9
122
13
908
Total on- and off-balance sheet
3
538,065
512,129
22,958
2,978
22
6
105
10
2,157
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

65
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of 2024,

and with

regard to

assets and

liabilities now accounted

for by

UBS AG as

a
result of the merger of UBS AG and Credit Suisse AG for the period between the date of the merger (i.e., 31 May
2024)

and

30 June 2024,

assets

and

liabilities

that were

transferred from

Level 2

to

Level 1, or

from

Level 1 to
Level 2, and were held for the entire reporting

period were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.24 31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading
124,627
29,689
8,042
162,358
114,661
24,286
1,359
140,306
115,345
17,936
1,817
135,098
of which: Equity instruments
112,441
830
185
113,456
102,112
341
178
102,631
99,510
721
140
100,372
of which: Government bills / bonds
5,603
5,319
75
10,997
5,814
2,581
1
8,395
6,843
2,195
14
9,052
of which: Investment fund units
5,677
1,222
240
7,139
5,679
1,290
36
7,005
8,008
1,082
9
9,098
of which: Corporate and municipal bonds
896
16,875
900
18,671
1,052
15,005
495
16,552
982
11,956
648
13,586
of which: Loans
0
5,246
6,420
11,666
0
4,931
551
5,483
0
1,870
904
2,775
of which: Asset-backed securities
10
192
169
370
4
139
97
240
3
111
101
215
Derivative financial instruments
836
137,254
2,325
140,415
1,120
120,184
1,314
122,618
593
129,871
1,264
131,728
of which: Foreign exchange

331
50,576
121
51,029
397
50,425
9
50,831
317
65,070
0
65,387
of which: Interest rate

0
49,199
403
49,602
0
34,660
274
34,934
0
35,028
284
35,311
of which: Equity / index

0
32,239
1,154
33,393
0
30,673
720
31,394
0
26,649
667
27,317
of which: Credit
0
2,553
478
3,031
0
1,678
308
1,985
0
1,452
301
1,752
of which: Commodities
3
2,563
16
2,582
0
2,676
1
2,677
0
1,627
12
1,639
Brokerage receivables
0
25,273
0
25,273
0
22,650
0
22,650
0
20,883
0
20,883
Financial assets at fair value not held for trading
34,765
80,293
7,961
123,020
30,429
28,622
4,430
63,482
29,529
30,124
4,101
63,754
of which: Financial assets for unit-linked
investment contracts
16,957
6
0
16,963
16,395
18
0
16,413
15,814
0
0
15,814
of which: Corporate and municipal bonds
61
14,338
210
14,609
60
14,529
217
14,807
62
16,716
215
16,994
of which: Government bills / bonds
17,262
7,817
0
25,079
13,579
4,940
0
18,519
13,262
3,332
0
16,594
of which: Loans
0
3,699
2,553
6,252
0
3,581
1,317
4,898
0
4,172
1,254
5,426
of which: Securities financing transactions
0
53,069
268
53,337
0
5,256
53
5,310
0
5,541
4
5,545
of which: Asset-backed securities
0
1,108
500
1,608
0
18
0
18
0
18
0
18
of which: Auction rate securities
0
0
191
191
0
0
1,211
1,211
0
0
1,208
1,208
of which: Investment fund units
395
160
670
1,225
371
201
244
817
367
233
205
804
of which: Equity instruments
91
5
2,913
3,009
24
0
1,129
1,153
24
0
1,088
1,112
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
62
2,105
0
2,167
67
2,011
0
2,078
68
2,165
0
2,233
of which: Commercial paper and certificates of
deposit
0
1,891
0
1,891
0
1,783
0
1,783
0
1,948
0
1,948
of which: Corporate and municipal bonds
62
205
0
267
67
179
0
246
68
207
0
276
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities
6,445
0
0
6,445
4,729
0
0
4,729
4,426
0
0
4,426
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets 2
0
0
43
43
0
0
16
16
0
0
17
17
Total assets measured at fair value
166,735
274,615
18,371
459,721
151,007
197,753
7,118
355,878
149,962
200,979
7,198
358,139

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

66
Note 10

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.24 31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading
24,476
8,906
111
33,493
25,042
7,781
192
33,015
25,451
6,110
151
31,712
of which: Equity instruments
16,956
417
66
17,438
17,297
293
59
17,649
16,310
236
87
16,632
of which: Corporate and municipal bonds
33
7,118
35
7,186
34
6,175
128
6,337
28
4,893
58
4,979
of which: Government bills / bonds
6,171
1,260
5
7,437
6,538
1,035
0
7,574
8,320
806
0
9,126
of which: Investment fund units
1,315
38
4
1,357
1,172
216
3
1,391
794
117
4
915
Derivative financial instruments
877
143,764
4,448
149,089
961
120,203
4,475
125,639
716
136,833
3,158
140,707
of which: Foreign exchange

326
51,660
48
52,034
369
47,456
24
47,849
400
71,322
21
71,743
of which: Interest rate

0
47,021
243
47,264
0
31,766
195
31,961
0
32,656
107
32,763
of which: Equity / index

0
38,001
3,379
41,380
0
36,631
4,019
40,650
0
30,209
2,717
32,926
of which: Credit
0
3,456
371
3,827
0
1,912
206
2,118
0
1,341
273
1,614
of which: Commodities
2
1,951
14
1,967
0
2,368
20
2,387
0
1,271
20
1,291
of which: Loan commitments measured at FVTPL
3
0
1,547
288
1,835
0
11
11
22
0
3
17
21
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0
46,198
0
46,198
0
46,249
0
46,249
0
42,275
0
42,275
Debt issued designated at fair value
0
96,915
11,490
108,405
0
75,584
7,367
82,951
0
78,509
7,832
86,341
Other financial liabilities designated at fair value
0
31,957
4,877
36,834
0
24,717
2,076
26,794
0
25,069
2,297
27,366
of which: Financial liabilities related to unit-linked
investment contracts
0
17,080
0
17,080
0
16,543
0
16,543
0
15,922
0
15,922
of which: Securities financing transactions
0
7,801
0
7,801
0
4,897
0
4,897
0
6,927
0
6,927
of which: Funding from UBS Group AG
0
3,370
1,487
4,857
0
1,380
1,551
2,931
0
1,327
1,623
2,950
of which: Over-the-counter debt instruments
and others
0
3,706
3,390
7,096
0
1,897
525
2,422
0
892
674
1,566
Total liabilities measured at fair value
25,352
327,740
20,927
374,019
26,004
274,534
14,111
314,648
26,167
288,796
13,438
328,401
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale,

which are measured at the lower of their net

carrying amount or fair value less costs to

sell.

3 The balance as
of 30 June 2024 also includes UBS's funding obligation arising from the offer by the Credit Suisse supply chain finance funds to redeem the outstanding units which was accounted for as a derivative liability (refer to note 16).
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Reserve balance at the beginning of the period
379
397
399
397
422
Effect from merger of UBS AG and Credit Suisse AG
1
1
1
Profit / (loss) deferred on new transactions
59
42
71
101
162
(Profit) / loss recognized in the income statement
(50)
(60)
(75)
(110)
(188)
Foreign currency translation
(1)
0
(1)
(1)
(1)
Reserve balance at the end of the period
388
379
396
388
396
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.6.24 31.3.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value
(1,062)
(288)
(312)
of which: debt issued designated at fair value
(747)
(152)
(208)
of which: other financial liabilities designated at fair value
(315)
(136)
(105)
Credit valuation adjustments
1
(104)
(32)
(37)
Funding and debit valuation adjustments
(81)
(78)
(82)
Other valuation adjustments
(1,744)
(714)
(730)
of which: liquidity
(1,229)
(297)
(308)
of which: model uncertainty
(516)
(417)
(423)
1 Amount does not include reserves against defaulted counterparties.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

67
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2024 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2023.

Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.24 31.12.23
USD bn 30.6.24 31.12.23 30.6.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds
1.1
0.9
0.0
0.1
Relative value to
market comparable Bond price equivalent
19
126
95
9
114
93
points
Discounted expected
cash flows Discount margin
243
3,055
687
491
491
basis
points
Traded loans,

loans
designated at fair value
and guarantees
9.3
2.3
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
114
74
6
101
98
points
Discounted expected
cash flows Credit spread
19
1,779
367
200
275
252
basis
points
Investment fund units
3
0.9
0.2
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.1
1.2
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
11.5
7.8
Other financial liabilities
designated at fair value
4.9
2.3
Discounted expected
cash flows Funding spread
106
201
51
201
basis
points
Derivative financial instruments
Interest rate
0.4
0.3
0.2
0.1
Option model Volatility of interest rates
48
149
84
112
basis
points
Volatility of inflation
1
6
%
IR-to-IR correlation
71
99
%
Credit
0.5
0.3
0.4
0.3
Discounted expected
cash flows
Credit spreads

3
2,967
1
306
basis
points
Credit correlation
50
66
%
Credit volatility
60
60
%
Recovery rates
5
0
100
%
Equity / index
1.2
0.7
3.4
2.7
Option model Equity dividend yields
0
19
0
14
%
Volatility of equity stocks,
equity and other indices
4
135
4
104
%
Equity-to-FX correlation
(40)
77
(40)
70
%
Equity-to-equity correlation
10
100
13
100
%
Loan commitments
measured at FVTPL
0.3
0.0
Relative value to
market comparable Loan price equivalent
15
100
points
1 The ranges of significant unobservable inputs are

represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other

financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which have embedded

derivative parameters that are considered to be unobservable.

The equivalent derivative instrument paramet

ers for debt issued or embedded derivatives for over-
the-counter debt instruments are presented in the respective derivative financial instruments lines in this table.

5 Recovery rates reflect the estimated recovery that will be realized given expected defaults; they may vary significantly depending upon the specific assets and terms of each transaction.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

68
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.6.24 31.3.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees
453
(433)
16
(11)
15
(19)
Securities financing transactions
34
(31)
32
(26)
24
(24)
Auction rate securities
8
(6)
39
(25)
67
(21)
Asset-backed securities
44
(48)
16
(21)
25
(22)
Equity instruments
428
(403)
193
(182)
189
(178)
Investment fund units
140
(141)
25
(27)
21
(23)
Loan commitments measured at FVTPL
85
(110)
7
(13)
7
(10)
Interest rate derivatives, net
139
(81)
26
(21)
27
(18)
Credit derivatives, net
124
(128)
2
(8)
2
(5)
Foreign exchange derivatives, net
3
(4)
3
(3)
5
(4)
Equity / index derivatives, net
651
(546)
473
(413)
358
(285)
Other
83
(90)
34
(48)
41
(39)
Total
2,192
(2,021)
866
(797)
781
(648)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

69
Note 10

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the end
of the
period
For the six months ended 30 June 2024
3
Financial assets at fair value held for
trading
1.8
7.8
0.0
(0.0)
0.3
(1.0)
0.7
(1.4)
0.1
(0.3)
(0.0)
8.0
of which: Equity instruments
0.1
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.2
of which: Corporate and municipal
bonds
0.6
0.4
(0.1)
(0.1)
0.2
(0.2)
0.0
0.0
0.0
(0.0)
(0.0)
0.9
of which: Loans
0.9
7.0
0.1
0.1
0.0
(0.7)
0.7
(1.4)
(0.0)
(0.3)
(0.0)
6.4
Derivative financial instruments –
assets
1.3
0.7
(0.1)
(0.0)
0.0
(0.0)
0.7
(0.4)
0.4
(0.2)
(0.0)
2.3
of which: Interest rate
0.3
0.0
0.0
0.0
0.0
0.0
0.0
(0.1)
0.2
(0.0)
0.0
0.4
of which: Equity / index
0.7
0.2
(0.0)
(0.0)
0.0
0.0
0.5
(0.2)
0.1
(0.1)
(0.0)
1.2
of which: Credit
0.3
0.1
(0.1)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
(0.0)
0.5
Financial assets at fair value not held
for trading
4.1
4.1
(0.1)
(0.1)
0.3
0.0
1.1
(1.4)
0.1
(0.1)
(0.0)
8.0
of which: Loans
1.3
0.8
(0.1)
(0.1)
0.1
0.0
0.7
(0.1)
0.0
(0.1)
(0.0)
2.6
of which: Auction rate securities
1.2
0.0
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
1.1
1.8
0.0
0.0
0.1
(0.0)
0.0
0.0
0.0
0.0
(0.0)
2.9
Derivative financial instruments –
liabilities
3.2
0.9
(0.1)
(0.1)
0.1
(0.0)
1.7
(1.4)
0.4
(0.3)
(0.0)
4.4
of which: Interest rate
0.1
0.1
(0.1)
(0.0)
0.0
0.0
0.1
0.0
0.1
(0.0)
0.0
0.2
of which: Equity / index
2.7
0.2
0.1
0.0
0.1
(0.0)
1.5
(1.2)
0.3
(0.2)
(0.0)
3.4
of which: Credit
0.3
0.2
(0.0)
(0.1)
0.0
(0.0)
0.1
(0.1)
0.0
(0.0)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
0.0
0.4
(0.1)
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.0
(0.0)
0.3
Debt issued designated at fair value
7.8
4.5
0.2
0.2
0.0
(0.0)
2.9
(2.5)
0.6
(1.9)
(0.1)
11.5
Other financial liabilities designated
at fair value
2.3
1.9
(0.1)
(0.1)
0.0
(0.0)
1.1
(0.2)
0.0
(0.1)
(0.0)
4.9

For the six months ended 30 June 2023
Financial assets at fair value held for
trading
1.5
0.0
(0.0)
0.2
(0.7)
0.7
0.0
0.1
(0.3)
0.0
1.5
of which: Investment fund units
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
0.0
0.0
of which: Corporate and municipal
bonds
0.5
(0.0)
(0.0)
0.1
(0.2)
0.0
0.0
0.0
(0.0)
0.0
0.4
of which: Loans
0.6
0.0
0.0
0.0
(0.3)
0.7
0.0
0.0
(0.2)
0.0
0.8
Derivative financial instruments –
assets
1.5
(0.2)
(0.2)
0.0
0.0
0.4
(0.2)
0.1
(0.2)
0.0
1.3
of which: Interest rate
0.5
0.0
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.5
of which: Equity / index
0.7
(0.2)
(0.1)
0.0
0.0
0.3
(0.2)
0.0
(0.2)
(0.0)
0.4
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
0.0
0.4
Financial assets at fair value not held
for trading
3.7
0.0
0.0
0.5
(0.4)
0.0
0.0
0.1
(0.1)
0.0
3.8
of which: Loans
0.7
0.0
0.0
0.2
(0.0)
0.0
0.0
0.0
(0.1)
(0.0)
0.8
of which: Auction rate securities
1.3
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.8
0.0
0.0
0.2
(0.1)
0.0
0.0
0.0
0.0
0.0
1.0
Derivative financial instruments –
liabilities
1.7
0.2
0.2
0.0
0.0
0.7
(0.3)
0.1
(0.3)
0.0
2.1
of which: Interest rate
0.1
(0.0)
0.0
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.1
of which: Equity / index
1.2
0.2
0.2
0.0
0.0
0.5
(0.2)
0.0
(0.1)
0.0
1.7
of which: Credit
0.3
(0.0)
(0.0)
0.0
0.0
0.1
0.0
0.1
(0.2)
(0.0)
0.3
Debt issued designated at fair value
9.2
0.5
0.4
0.0
0.0
2.3
(2.0)
0.6
(0.8)
(0.0)
9.8
Other financial liabilities designated at
fair value
2.0
0.1
0.1
0.0
0.0
0.2
(0.0)
0.0
(0.0)
(0.0)
2.2
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

2 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from
financial instruments measured at fair value

through profit or loss in the

Income statement, and also in Gains

/ (losses) from own credit on financial

liabilities designated at fair value,

before tax in the Statement of
comprehensive income.

3 Total Level 3 assets as of 30 June 2024 were USD
18.4
bn (31 December 2023: USD
7.2
bn). Total Level 3 liabilities as of 30 June 2024 were USD
20.9
bn (31 December 2023: USD
13.4
bn).

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

70
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2023.

Financial instruments not measured at fair value
30.6.24 31.3.24 31.12.23
USD bn
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Assets
Cash and balances at central banks
248.3
248.3
163.4
163.4
171.8
171.8
Amounts due from banks
20.5
20.5
14.2
14.1
28.2
28.2
Receivables from securities financing transactions measured at amortized cost
82.0
82.0
73.4
73.4
74.1
74.1
Cash collateral receivables on derivative instruments
43.6
43.6
35.3
35.3
32.3
32.3
Loans and advances to customers
608.9
598.7
390.9
382.5
405.6
396.5
Other financial assets measured at amortized cost
60.8
58.6
52.6
50.5
54.3
54.1
Liabilities
Amounts due to banks
26.8
26.7
19.2
19.2
16.7
16.7
Payables from securities financing transactions measured at amortized cost
14.8
14.9
6.8
6.8
5.8
5.8
Cash collateral payables on derivative instruments
33.7
33.7
31.9
31.9
34.9
34.9
Customer deposits
760.7
761.1
536.0
537.0
555.7
556.6
Funding from UBS Group AG measured at amortized cost
111.7
115.9
67.9
69.4
67.3
67.7
Debt issued measured at amortized cost
112.5
112.7
63.8
63.9
69.8
69.8
Other financial liabilities measured at amortized cost
1
17.8
17.8
11.0
10.9
9.8
9.8
1 Excludes lease liabilities.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

71
Note 11

Derivative instruments
a) Derivative instruments

As of 30.6.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
49.6
47.3
3,478
20,200
Credit derivatives
3.0
3.8
170
Foreign exchange
51.0
52.0
7,158
213
Equity / index
33.4
41.4
1,432
96
Commodities
2.6
2.0
153
18
Other
3
0.8
2.6
151
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
140.4
149.1
12,543
20,526
Further netting potential not recognized on the balance

sheet
5
(125.0)
(132.1)
of which: netting of recognized financial liabilities / assets
(101.1)
(101.1)
of which: netting with collateral received / pledged
(23.9)
(31.0)
Total derivative financial instruments, after consideration of further netting potential
15.4
17.0
As of 31.3.24, USD bn
Derivative financial instruments
Interest rate
34.9
32.0
2,552
15,769
Credit derivatives
2.0
2.1
111
Foreign exchange
50.8
47.8
6,730
223
Equity / index
31.4
40.7
1,324
85
Commodities
2.7
2.4
144
18
Other
3
0.8
0.7
152
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
122.6
125.6
11,014
16,096
Further netting potential not recognized on the balance

sheet
5
(109.6)
(114.3)
of which: netting of recognized financial liabilities / assets
(88.3)
(88.3)
of which: netting with collateral received / pledged
(21.2)
(26.0)
Total derivative financial instruments, after consideration of further netting potential
13.1
11.3
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate
35.3
32.8
2,472
13,749
Credit derivatives
1.8
1.6
93
Foreign exchange
65.4
71.7
6,367
180
Equity / index
27.3
32.9
1,191
84
Commodities
1.6
1.3
129
16
Other
3
0.3
0.4
86
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
131.7
140.7
10,338
14,028
Further netting potential not recognized on the balance

sheet
5
(122.7)
(123.8)
of which: netting of recognized financial liabilities / assets
(99.3)
(99.3)
of which: netting with collateral received / pledged
(23.4)
(24.5)
Total derivative financial instruments, after consideration of further netting potential
9.1
16.9
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty or an exchange and settled on a daily basis.The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative

instruments and Cash collateral payables

on derivative instruments and

was not material for all

periods presented.

3 Includes Loan commitments measured at

FVTPL, as well as
unsettled purchases and sales of non-derivative

financial instruments for which the changes in the fair value between trade date and settlement date are recognized as derivative financial instruments. The balance as
of 30 June 2024 also includes UBS's funding obligation arising from the offer by the Credit Suisse supply chain finance funds to redeem the outstanding units which was accounted for as a derivative liability (refer to note 16).

4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal

course of business
and in the event of default, bankruptcy or insolvency

of UBS or its counterparties, and intends either to settle

on a net basis or to realize the asset

and settle the liability simultaneously.

5 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where

not all criteria for a net

presentation on the balance sheet

have been met. Refer to

“Note 21 Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Report 2023 for more information.

b) Cash collateral on derivative instruments

USD bn
Receivables
30.6.24
Payables
30.6.24
Receivables
31.3.24
Payables
31.3.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1
43.6
33.7
35.3
31.9
32.3
34.9
Further netting potential not recognized on the balance

sheet
2
(27.2)
(19.8)
(22.8)
(18.1)
(22.8)
(20.6)
of which: netting of recognized financial liabilities / assets
(24.6)
(17.3)
(20.7)
(16.1)
(20.4)
(17.2)
of which: netting with collateral received / pledged
(2.5)
(2.5)
(2.1)
(2.0)
(2.5)
(3.4)
Cash collateral on derivative instruments, after consideration of further netting potential
16.5
13.9
12.5
13.9
9.5
14.3
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 21

Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2023 for more information.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

72
Note 12

Other assets and liabilities

a) Other financial assets measured at amortized

cost

USD m 30.6.24 31.3.24 31.12.23
Debt securities
41,487
41,264
43,245
Loans to financial advisors
2,601
2,615
2,615
Fee- and commission-related receivables
2,482
1,825
1,883
Finance lease receivables
6,068
1,361
1,427
Settlement and clearing accounts

534
307
311
Accrued interest income
2,648
1,860
2,004
Other
1
5,006
3,319
2,849
Total other financial assets measured at amortized cost
60,826
52,551
54,334
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets

USD m 30.6.24 31.3.24 31.12.23
Precious metals and other physical commodities

6,445
4,729
4,426
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,969
1,349
1,379
Prepaid expenses
1,420
1,062
1,062
Current tax assets

1,832
250
184
VAT,

withholding tax and other tax receivables
965
715
561
Properties and other non-current assets held for sale
151
99
105
Other
2,334
707
660
Total other non-financial assets
15,117
8,911
8,377
1 Refer to Note 16 for more information.
c) Other financial liabilities measured at

amortized cost

USD m 30.6.24 31.3.24 31.12.23
Other accrued expenses
2,761
1,667
1,613
Accrued interest expenses
6,795
4,249
4,186
Settlement and clearing accounts
1,797
2,025
1,314
Lease liabilities
4,323
2,766
2,904
Other

6,449
3,035
2,695
Total other financial liabilities measured at amortized cost
22,125
13,742
12,713
d) Other financial liabilities designated at

fair value

USD m 30.6.24 31.3.24 31.12.23
Financial liabilities related to unit-linked investment contracts
17,080
16,543
15,922
Securities financing transactions
7,801
4,897
6,927
Over-the-counter debt instruments and other
7,096
2,422
1,566
Funding from UBS Group AG
1
4,857
2,931
2,950
Total other financial liabilities designated at fair value
36,834
26,794
27,366
1 The Funding from UBS Group AG consists

of subordinated debt of UBS AG and its subsidiaries

toward UBS Group AG. Subordinated

debt consists of unsecured debt obligations that are contractually subordinated
in right of payment to all other present and future non-subordinated obligations of the respective issuing entity.

e) Other non-financial liabilities

USD m 30.6.24 31.3.24 31.12.23
Compensation-related liabilities
5,506
2,834
4,526
of which: net defined benefit liability
695
471
487
Current tax liabilities
1,219
908
932
Deferred tax liabilities
288
174
162
VAT,

withholding tax and other tax payables
949
606
712
Deferred income
841
313
276
Other
482
230
74
Total other non-financial liabilities
9,285
5,064
6,682

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

73
Note 13

Funding from UBS Group AG measured

at amortized cost

USD m 30.6.24 31.3.24 31.12.23
Debt contributing to total loss-absorbing capacity (TLAC)
93,711
51,478
51,102
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
13,907
12,988
11,286
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,225
1,216
1,212
Other
1
2,882
2,175
3,682
Total funding from UBS Group AG measured at amortized cost
2,3
111,725
67,857
67,282
1 Includes debt not eligible as TLAC having

a residual maturity of less than one year and

high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG

issued notice
of redemption.

2 Consists of subordinated debt of UBS

AG and its subsidiaries toward UBS Group AG. Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment
to all other present and future non-subordinated obligations of the respective issuing entity.

3 UBS AG has also recognized funding from UBS Group

AG that is designated at fair value.

Refer to Note 12d for more
information.

Note 14

Debt issued designated at fair value

USD m 30.6.24 31.3.24 31.12.23
Equity-linked
1
55,911
44,929
46,269
Rates-linked

25,811
16,059
16,880
Credit-linked
6,510
3,796
4,506
Fixed-rate
15,271
13,952
14,295
Commodity-linked
3,507
3,514
3,704
Other
1,396
700
687
Total debt issued designated at fair value
2
108,405
82,951
86,341
of which: issued by UBS AG standalone with original maturity greater than one year
3
93,943
70,648
73,544
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
721
1 Includes investment fund unit-linked instruments issued.

2 As of 30 June 2024,
99
% of Total debt issued designated at fair value was

unsecured (as of 31 March 2024:
100
%).

3 Based on original contractual
maturity without considering any early redemption features.

Note 15

Debt issued measured at amortized cost

USD m 30.6.24 31.3.24 31.12.23
Short-term debt
1
34,944
32,435
37,285
Senior unsecured debt

39,685
16,078
18,450
of which: issued by UBS AG standalone with original maturity greater than one year
38,896
16,069
18,446
Covered bonds
8,583
2,513
1,006
Subordinated debt
715
3,019
3,008
of which: eligible as non-Basel III-compliant tier 2 capital instruments
536
537
538
Debt issued through the Swiss central mortgage institutions
27,010
9,743
10,035
Other long-term debt
1,583
Long-term debt
2
77,576
31,353
32,499
Total debt issued measured at amortized cost
3,4
112,520
63,788
69,784
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of bifurcated

embedded derivatives,

the fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured) and Other long-term debt (
92
% secured),
100
% of the balance was unsecured
as of 30 June 2024.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

74
Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

USD m 30.6.24 31.3.24 31.12.23
Provisions other than provisions for expected credit losses
4,433
2,268
2,336
Provisions for expected credit losses
1
330
180
188
Total provisions
4,763
2,448
2,524
1 Refer to Note 9c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.

USD m
Litigation,
regulatory and
similar matters 1 Restructuring 2 Real estate 3 Other 4 Total
Balance as of 31 December 2023
1,810
209
135
181
2,336
Balance as of 31 March 2024
1,756
196
126
190
2,268
Provisions recognized upon merger of UBS AG and Credit Suisse AG
5
1,986
463
89
106
2,644
Increase in provisions recognized in the income statement
1,027
6
186
1
28
1,243
Release of provisions recognized in the income statement
(148)
(15)
0
(16)
(179)
Provisions used in conformity with designated purpose
(1,434)
6
(72)
(3)
(10)
(1,519)
Foreign currency translation and other movements
(13)
3
(1)
(13)
(24)
Balance as of 30 June 2024
3,174
760
212
287
4,433
1 Consists of provisions for losses resulting

from legal, liability and compliance risks.

2 Consists of USD
461
m of provisions for onerous contracts related

to real estate as of 30 June

2024 (31 March 2024: USD
137
m;
31 December 2023:

USD
146
m) and

USD
299
m of

personnel-related restructuring

provisions as

of 30 June

2024 (31 March

2024: USD
59
m; 31 December

2023: USD
64
m).

3 Mainly includes

provisions for
reinstatement costs with respect

to leased properties.

4 Mainly includes provisions related

to employee benefits and

operational risks.

5 Refer to Note 2

for more information about

the merger of UBS

AG and
Credit Suisse AG.

6 During the second quarter of 2024,

UBS agreed to fund an offer by the Credit

Suisse supply chain finance funds to redeem

all of the outstanding units of the respective

funds. As a result, UBS
AG increased IAS 37 Provisions related

to litigation, regulatory and similar

matters by USD
944
m with a respective impact on

the income statement, as the probability

of an outflow of resources increased,

bringing
the total IAS

37 provision for

this matter to

USD
1,421
m. The provision

has been used

to recognize the

funding obligation, which

was accounted for

as a derivative

liability with a

fair value of

USD
1,421
m as of
30 June 2024.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

16b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

75
Note 16

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 15a above. UBS provides

below an estimate of the aggregate liability for

our litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these estimates

require UBS

to make

speculative legal

assessments as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future

losses that could

arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing provisions are in the range of USD
0
bn to USD
4.3
bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.

Provisions for litigation, regulatory and similar matters,

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2023
1,220
156
12
286
4
132
1,810
Balance as of 31 March 2024
1,187
152
0
282
4
132
1,756
Provisions recognized upon merger of UBS AG and Credit Suisse AG
2
14
1
2
2
1,964
4
1,986
Increase in provisions recognized in the income statement
3
28
0
0
5
994
1
1,027
Release of provisions recognized in the income statement
(11)
0
0
(6)
(131)
0
(148)
Provisions used in conformity with designated purpose
3
(10)
0
0
0
(1,423)
(1)
(1,434)
Foreign currency translation and other movements
(9)
(1)
0
(1)
(2)
0
(13)
Balance as of 30 June 2024
1,199
152
2
280
1,406
135
3,174
1 Provisions, if

any, for the

matters described in items

2 and 10 of

this Note are recorded

in Global Wealth

Management. Provisions,

if any, for

the matters described in

items 5, 6, 7,

8, 9 and 11

of this Note are
recorded in Non-core

and Legacy.

Provisions, if

any, for

the matters described

in item 1

of this Note

are allocated between

Global Wealth

Management, Personal

& Corporate

Banking and Non-core

and Legacy.
Provisions, if any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items.

Provisions, if any, for the matters described in item 4 of this Note are allocated between Global Wealth

Management and Personal &

Corporate Banking. Provisions,

if any, for the

matters described in item 12

of this Note are allocated

between the Investment Bank and

Non-core
and Legacy.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

3 During the second quarter of 2024, UBS agreed to fund an offer by the Credit Suisse supply chain finance funds to redeem all of the outstanding units of the respective funds.

As a result, UBS AG increased IAS 37 Provisions related

to litigation, regulatory and similar matters by USD
944
m with a respective impact on the
income statement, as the probability of an

outflow of resources increased, bringing the

total IAS 37 provision for this

matter to USD
1,421
m. The provision has been

used to recognize the funding obligation,

which
was accounted for as a derivative liability with a fair value of USD
1,421
m as of 30 June 2024.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

76
Note 16

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit Suisse’s

historical private

banking services

on a cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m,

the

confiscation

of

EUR
1
bn,

and

awarded

civil

damages

to

the

French

state

of

EUR
800
m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal’s decision

regarding unlawful solicitation

and aggravated

laundering of the
proceeds of tax fraud, but overturned the confiscation of EUR
1
bn, the penalty of EUR
3.75
m and the EUR
800
m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR
800
m of civil damages to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of

Financial

Services and

plead

guilty

to conspiring

to

aid

and

abet US

taxpayers

in

filing

false

tax
returns. Credit Suisse continued to report

to and cooperate with US authorities in

accordance with its obligations
under the

plea and

agreements, including

by conducting

a review

of cross-border

services provided

by Credit

Suisse.
In this connection, Credit Suisse provided information to US authorities regarding potentially undeclared US assets
held by clients at

Credit Suisse since the

May 2014 plea. UBS

continues to cooperate with the

authorities in their
ongoing reviews. In

March 2023, the US

Senate Finance Committee

issued a report

criticizing Credit Suisse

AG’s
history regarding

US tax

compliance. The

report called

on the

DOJ to

investigate Credit

Suisse AG’s

compliance
with the 2014 plea.
In February 2021, a

qui tam complaint was filed

in the Eastern District of

Virginia, alleging that Credit Suisse had
violated the

False Claims Act

by failing

to disclose

all US

accounts at

the time

of the

2014 plea,

which allegedly
allowed Credit Suisse to pay a criminal fine

in 2014 that was purportedly lower

than it should have been. The DOJ
moved to

dismiss the

case, and

the Court

summarily dismissed

the suit.

The case

is now

on appeal

with the

US
Federal Court of Appeals for the Fourth Circuit.
Our balance sheet at 30

June 2024 reflected a

provision in an amount that

UBS believes to be

appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty based

on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

77
Note 16

Provisions and contingent liabilities

(continued)
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1
bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD
125
m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities and

most of

the Credit

Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of

the BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses. In December 2021, the European Commission issued a decision imposing a fine of EUR
83.3
m
on

Credit

Suisse

entities based

on

findings of

anticompetitive practices

in

the foreign

exchange

market. Credit
Suisse has

appealed the

decision to

the European

General Court.

UBS received

leniency and

accordingly no

fine
was assessed.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in

other

jurisdictions

against

UBS,

Credit

Suisse

and

other

banks

on

behalf

of

putative

classes

of

persons

who
engaged in foreign currency

transactions with any of the

defendant banks. UBS has resolved

US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures

under a settlement

agreement that

provides for UBS

to pay
an aggregate of USD
141
m. Certain class members have excluded themselves from that settlement and have filed
individual actions

in US and

English courts against

UBS, Credit Suisse

and other banks,

alleging violations of

US and
European competition

laws and

unjust enrichment.

UBS and

the other

banks have

resolved those

individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In May 2024,

the Second

Circuit upheld

the district

court’s dismissal

of the

case.
Credit Suisse

and UBS,

together with

other financial

institutions, were

named in

a consolidated

putative class

action
in Israel, which made allegations

similar to the consolidated class action. In

April 2022, Credit Suisse entered into
an agreement to settle all claims. The settlement

remains subject to court approval.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

78
Note 16

Provisions and contingent liabilities

(continued)
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
GBP LIBOR and seek unspecified compensatory

and other damages under various

legal theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district

courts

(and

subsequently

consolidated

in

the

SDNY)

by

plaintiffs

who

engaged

in

over-the-counter-
instruments,

exchange

traded

Eurodollar

futures

and

options,

bonds

or

loans

that

referenced

USD LIBOR.

The
complaints allege

violations of

antitrust law

and the

Commodities Exchange

Act, as

well breach

of contract

and
unjust enrichment. Following various rulings

by the district court

and the Second Circuit

dismissing certain of the
causes of action and allowing others to proceed, one class action with respect to transactions in over-the-counter-
instruments and several actions brought by

individual plaintiffs are proceeding in

the district court. UBS and Credit
Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange

traded
instruments, bonds and loans.

The exchange traded instruments

settlement received preliminary

approval from the
court in

April 2024.

The bondholder

and lender

action settlements

received final

court approval

and have

been
dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was filed

in the

Northern District

of California
against UBS, Credit

Suisse and numerous

other banks alleging

that the defendants

conspired to fix

the interest rate
used as the basis for

loans to consumers by

jointly setting the USD ICE

LIBOR rate and monopolized

the market for
LIBOR-based consumer

loans and

credit cards. The

court dismissed the

initial complaint

and subsequently

dismissed
an amended complaint with

prejudice. In January 2024,

plaintiffs appealed the dismissal

to the Ninth Circuit

Court
of Appeals.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been

dismissed. The

dismissal of

Yen

LIBOR/Euroyen TIBOR

could be

appealed and

plaintiffs have

appealed the
dismissal of the EURIBOR and GBP LIBOR actions.
In November 2022, defendants have moved to dismiss the

complaint in the CHF LIBOR action. In

2023, the court
approved a settlement by Credit Suisse of the

claims against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS EUR
172
m. UBS has

appealed the

amount of the

fine. Also in

2021, the

European
Commission

issued

a

decision

finding

that

Credit

Suisse

and

four

other

banks

had

breached

European

Union
antitrust

rules

relating

to

supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European
commission fined Credit Suisse EUR
11.9
m. Credit Suisse has appealed the decision.
Putative class actions

have been filed

since 2015 in

US federal courts

against UBS, Credit

Suisse and other

banks
on behalf of persons who participated in

markets for US Treasury securities since 2007. A

consolidated complaint
was filed

in 2017

in the

SDNY alleging

that the

banks colluded

with respect

to, and

manipulated prices

of, US
Treasury securities sold at

auction and in

the secondary market and

asserting claims under the

antitrust laws and
for unjust enrichment. In February 2024, the Second Circuit affirmed the district court’s dismissal of the case. The matter

is

now fully

resolved. Similar

class

actions

have been

filed concerning

European government

bonds and
other government bonds.
Credit Suisse, together with other financial institutions, was named in two Canadian putative class actions, which allege that

defendants conspired to

fix the

prices of

supranational, sub-sovereign and

agency bonds sold

to and
purchased

from

investors

in

the

secondary market.

One

action

was

dismissed

against

Credit

Suisse

in

February
2020.

In

October

2022,

Credit

Suisse

entered

into

an

agreement

to

settle

all

claims

in

the

second

action.

The
settlement remains subject to court approval.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

79
Note 16

Provisions and contingent liabilities

(continued)
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class

action complaint

filed in

the US

District Court

for the

District of

New Mexico

alleging manipulation
of credit default swap (CDS) final auction prices. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024,

the SDNY ruled that, to the extent

claims in the New Mexico action arise
from conduct prior to 30 June 2014,

those claims are barred by the SDNY

settlement. The plaintiffs have appealed
the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet at 30 June 2024

reflected a provision in an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
4. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme Court

decision has resulted,

and continues to

result, in a

number of client

requests to disclose

and
potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into
account when

assessing these

cases include,

among other

things, the

existence of

a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our

balance sheet

at 30

June

2024 reflected

a

provision with

respect to

matters described

in

this

item 4

in

an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
5. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

UBS
continues

to

evaluate

its

approach

toward

satisfying

the

remaining

consumer

relief

obligations. The

aggregate
amount of the consumer relief obligation increased after 2021 by
5
% per annum of the outstanding amount due
until these obligations are settled. The monitor

publishes reports periodically on these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

80
Note 16

Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New

York state court in five actions: An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD
374
m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than USD
436
m. An

action by Home

Equity Asset Trust

2007-1 alleges

damages of not

less
than USD
420
m. A

non-jury trial

in this

action was

held between

January and

February 2023,

and a

decision is
pending. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD
495
m. An action by
CSMC Asset-Backed Trust 2007-NC1 does not

allege a damages amount.
6. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the United

States Court

of Appeals
for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first

filed

lawsuit.

In

October

2023,

the

United

States

Supreme

Court

denied

plaintiffs’

petition

for

a

writ

of
certiorari.

In February 2024, plaintiffs filed a

motion to vacate the judgment in the

first filed lawsuit. Of the other
seven cases, four

are stayed, including

one that was

dismissed as to

Credit Suisse and

most of the

bank defendants
prior to entry of the stay, and in three plaintiffs have filed amended complaints.
7. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of approximately

USD
130
m. On

appeal, the Criminal

Court of Appeals

of Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD
742.73
m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda)

Ltd., described below, and the

court ordered the parties to

ensure that there
shall be no double

recovery in relation to

this award and the

Bermuda proceedings.

On appeal from this

judgment,
in

July

2024,

the court

ordered some

changes to

the calculation

of

damages and

directed the

parties to

agree
adjustments to the

award. The court

has granted a

stay of execution

judgment pending appeal on

the condition
that damages awarded and post-judgment

interest accrued are paid into court

deposit.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

81
Note 16

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a

judgment finding for

the plaintiff

and awarded damages

of USD
607.35
m to

the plaintiff.

Credit Suisse
Life (Bermuda) Ltd.

appealed the decision

and in June

2023, the Bermuda

Court of Appeal

confirmed the award
issued by the

Supreme Court of Bermuda

and the finding that

Credit Suisse Life (Bermuda)

Ltd. had breached

its
contractual

and

fiduciary

duties,

but

overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made
fraudulent misrepresentations. In

March 2024,

the Bermuda

Court of

Appeal granted

a motion

by Credit

Suisse
Life (Bermuda) Ltd for leave to appeal the judgment to the Judicial Committee of the Privy Council and the notice of such appeal was filed.

The Court of Appeal also ordered

that the current stay continue pending determination
of the

appeal on

the condition

that the

damages awarded

remain within

the escrow

account plus

interest calculated
at the Bermuda statutory rate of
3.5
%. In December 2023, USD
75
m was released from the escrow

account and
paid to plaintiffs.

In Switzerland, civil

lawsuits have commenced

against Credit Suisse

AG in

the Court of

First Instance

of Geneva,
with statements of claim served in March 2023

and March 2024.
8. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and

certain Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the

Republic of Mozambique.

In 2019, three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal
wire

fraud statute

Under

the terms

of

the DPA,

UBS

Group

AG (as

successor to

Credit

Suisse

Group AG)

must
continue compliance

enhancement and

remediation efforts

agreed by

Credit Suisse,

report to

the DOJ

on those
efforts

for

three

years

and

undertake

additional

measures

as

outlined

in

the

DPA.

If

the

DPA’s

conditions

are
complied with,

the charges

will be dismissed

at the

end of the

DPA’s three-year

term. In addition,

the FINMA

decree
concluding its enforcement proceeding, ordered

the bank to remediate certain deficiencies.
Beginning in 2019, Credit Suisse

entities, former employees and several other

unrelated entities were sued in

the
English High Court

by the Republic

of Mozambique seeking

a declaration that

the sovereign guarantee

issued in
connection with the

ProIndicus loan syndication was

void, and damages.

Credit Suisse entities

subsequently filed
cross claims against several entities related to the project contractor and several Mozambique officials. In addition,
several of the banks that participated in the ProIndicus loan syndicate brought claims against

Credit Suisse entities
seeking compensation for any

losses suffered as a

result of any

invalidity of the

sovereign guarantee or damages
stemming from

the alleged

loss. In

addition, the

project contractor,

its owner

and one

of its

executives brought
defamation claims

against Credit

Suisse in

Lebanon. In

2023, Credit Suisse

entered into

settlement agreements

that
resolved all claims involving Credit Suisse

entities in the English High Court.
9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse for

violations of

various anti-fraud

and anti-manipulation

provision of

US securities

laws arising

from a

decline
in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the Second
Circuit issued an

order reinstated a

portion of the claims.

In decisions in

March 2023 and

March 2024, the court
denied class certification for two of

the three classes proposed by plaintiffs and certified the third proposed class.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

82
Note 16

Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
Credit

Suisse AG

had

been responding

to an

investigation by

the Swiss

Office

of the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In December

2020, the

SOAG brought

charges
against Credit Suisse AG

and other parties. In June

2022, following a trial, Credit

Suisse AG was convicted in

the
Swiss

Federal

Criminal

Court

of

certain

historical

organizational

inadequacies

in

its

anti-money

laundering
framework and ordered to pay

a fine of CHF
2
m. In addition, the court seized

certain client assets in the

amount
of

approximately

CHF
12
m

and

ordered

Credit

Suisse

AG

to

pay

a

compensatory

claim

in

the

amount

of
approximately CHF
19
m. In

July 2022,

Credit Suisse

AG appealed

the decision

to the

Swiss Federal

Court of

Appeals.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and other

actions relating to

the supply chain finance

funds (SCFFs) matter by

FINMA, the FCA and
other regulatory and governmental agencies. The Luxembourg

Commission de Surveillance du Secteur Financier is
reviewing the

matter and

has commissioned

a report

from a

third party.

Credit Suisse

is cooperating

with these
authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the

SCFFs matter. In

its order, FINMA reported

that Credit Suisse

had seriously breached

applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its
governance

and

control

processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a
requirement that

Credit Suisse

documents the

responsibilities

of approximately
600

of its

highest-ranking managers.
This

measure

has

been

made

applicable

to

UBS

Group.

FINMA

has

also

separately

opened

four

enforcement
proceedings against former managers of Credit

Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFFs

matter.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFFs

matter
and several fund investors have joined the procedure as interested parties. Certain former and active Credit Suisse employees,

among

others,

have

been

named

as

accused

persons,

but

Credit

Suisse

itself

is

not

a

party

to

the
procedure.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and

other fiduciary

duties. In

June 2024,

the Credit

Suisse SCFFs

made a

voluntary offer

to the

SCFFs
investors to

redeem all

outstanding fund

units. The

offer expired

on

31 July 2024,

and

fund

units representing
around
92
% of

the SCFFs’

net asset

value were

tendered in

the offer

and accepted.

Fund units

accepted in

the
offer were redeemed at
90
% of the net asset value determined on 25 February 2021,

net of any payments made
by the relevant

fund to the

fund investors

since that

time. Investors

whose units

were redeemed

released any

claims
they may have had against the SCFFs, Credit Suisse or

UBS. The offer was funded by UBS through the purchase

of
units of feeder sub-funds.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

83
Note 16

Provisions and contingent liabilities

(continued)
12. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA, COMCO, the

Hong Kong Competition

Commission and other regulatory

and
governmental agencies.

UBS

is

cooperating

with

the

authorities

in

these

matters.

In

July

2023,

CSI

and

CSSEL
entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship

with

Archegos

have

been

filed

against

Credit

Suisse
and/or certain officers and directors, including claims for

breaches of fiduciary duties.

Note 17

Supplemental guarantor information
In

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS AG

to UBS

Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act. Under the

terms of the

asset transfer agreement,

UBS Switzerland AG

assumed joint liability

for contractual
obligations of UBS AG existing

on the asset transfer

date, including the full

and unconditional guarantee

of certain
SEC-registered debt

securities

issued by

UBS AG. The

joint liability

of UBS

Switzerland

AG for

contractual obligations
of

UBS AG

decreased

in

the

first

half

of

2024

by

USD
0.5
bn

to

USD
2.8
bn

as

of

30 June

2024.

The

decrease
substantially relates to a combination

of contractual maturities, fair value

movements and foreign currency effects.
UBS AG, together

with UBS Group

AG, has

fully and unconditionally guaranteed

the outstanding SEC-registered
debt securities

of Credit

Suisse (USA),

LLC, which

as of

30 June

2024 consisted of

a single

outstanding issuance
with a balance

of USD
742
m maturing

in July 2032.

Credit Suisse

(USA), LLC is

an indirect,

wholly owned

subsidiary
of UBS AG. UBS AG

assumed Credit Suisse AG’s

obligations under the

guarantee as of 31 May

2024 (i.e., the date
of the merger). In accordance

with the guarantee, if Credit

Suisse (USA), LLC fails to

make a timely payment under
the agreements

governing such

debt securities,

the holders

of the

debt securities

may demand

payment from

either
UBS Group AG or UBS AG, without first proceeding

against Credit Suisse (USA), LLC.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

84
Comparison between UBS AG consolidated and

UBS Group AG consolidated
The table below

provides a comparison

of selected financial

and capital information

between UBS AG consolidated
and UBS Group AG consolidated.

UBS AG and

UBS Group AG

both prepare

consolidated financial statements

in accordance

with IFRS

Accounting
Standards. UBS Group AG has applied acquisition accounting as defined by IFRS 3, Business Combinations , to the acquisition of

the Credit

Suisse Group.

The merger

of UBS AG

and Credit

Suisse AG on

31 May 2024

has been
accounted for as

a business combination under

common control,

as defined in

IFRS 3, using

the historic carrying
values of the assets and liabilities of Credit Suisse AG as at the date of the transaction (31 May 2024), determined
under IFRS

Accounting Standards. Therefore, differences

exist between the

accounting treatments applied

at the
UBS Group AG and

UBS AG consolidated

levels. There

are also certain

scope and

presentation differences,

as noted
below.
›
Refer to Note 2 for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Assets, liabilities,

revenues, operating

expenses and

tax expenses

/ benefits

relating to

UBS Group AG

and its

directly
held

subsidiaries, including

UBS

Business Solutions AG,

are

reflected in

the consolidated

financial statements

of
UBS Group AG but

not in those

of UBS AG. UBS AG’s

assets, liabilities, revenues

and operating expenses

related to
transactions with UBS Group AG and its

directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries,

are not

subject to

elimination from

the consolidated financial

statements of UBS AG
but are eliminated from the consolidated financial statements of UBS

Group AG. For the second quarter of 2024,
income

statement

information

for

UBS Group

AG

includes

the

results

of

Credit

Suisse AG

for

the

full

quarter,
whereas income statement information for UBS AG consolidated includes the results for one month following the merger date (31 May 2024).
The equity

of UBS Group AG

consolidated was USD 10.0bn

lower than the

equity of

UBS AG consolidated as

of
30 June 2024.

This difference

was mainly driven

by purchase

price allocation (PPA)

effects of USD 6.6bn

recognized
at

the

UBS Group

AG

level

upon

the

acquisition

of

the

Credit

Suisse

Group

that

did

not

impact

UBS AG
consolidated, primarily

related to

loans and

loan commitments

measured at

amortized cost

and contingent

liabilities
recognized under IFRS 3 for litigation, as

well as consolidation scope differences

of USD 3.4bn.
In the

second quarter

of 2024,

UBS AG consolidated

recognized a

net loss

of USD 224m,

while UBS Group

AG
consolidated recognized a net profit

of USD 1,175m. The USD 1.4bn difference was

mainly due to developments
related to

litigation,

which are

reflected as

litigation expense for

UBS AG consolidated but

are covered

by IFRS 3
contingent liabilities recognized for

the UBS Group

upon the acquisition

of the Credit

Suisse Group in

May 2023
(and are therefore not reflected through the income statement of the UBS Group). In addition, certain PPA effects recognized at

the UBS Group

AG level

upon the

acquisition of

the Credit

Suisse Group

resulted in

net accretion
income at the

UBS Group AG level,

whereas UBS AG has

not applied acquisition

accounting and does

not have the
PPA

effects

or

the

corresponding

net

income.

Other

differences

in

net

profit

mainly

arise

as

UBS

Business
Solutions AG and

other shared services

subsidiaries of

UBS Group AG

charge other

legal entities within

the UBS AG
consolidation scope a markup on costs incurred

for services provided.

The going concern capital of UBS Group AG consolidated

was USD 6.3bn lower than the going concern capital

of
UBS AG

consolidated as

of 30 June

2024, reflecting

the common

equity tier 1

(CET1) capital

of UBS Group

AG
being lower

by USD 6.9bn,

partly offset

by its

going concern

loss-absorbing additional

tier 1 (AT1)

capital being
USD 0.6bn

higher.

The

USD 6.9bn

lower

CET1

capital

of

UBS Group

AG

consolidated

was

primarily

due

to
UBS Group AG consolidated

IFRS equity being USD 10.0bn

lower,

compensation-related regulatory

capital accruals
at the

UBS Group AG

level and

a UBS Group

AG capital

reserve for

potential share

repurchases, partly

offset by
transitional PPA adjustments for UBS Group AG regulatory capital and lower

UBS Group AG accruals for dividends
to shareholders.

UBS AG second quarter 2024 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

85
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 30.6.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

9,900

11,904

(2,003)
Credit loss expense / (release)

84

95

(11)
Operating expenses

10,012

10,340

(328)
Operating profit / (loss) before tax

(196)

1,469

(1,665)
Net profit / (loss)

(224)

1,175

(1,399)
Balance sheet
Total assets

1,564,664

1,560,976

3,688
Total liabilities

1,470,417

1,476,758

(6,341)
Total equity

94,247

84,218

10,029
Capital information
Common equity tier 1 capital

83,001

76,104

6,897
Going concern capital

98,133

91,804

6,329
Risk-weighted assets

509,953

511,376

(1,423)
Common equity tier 1 capital ratio (%)

16.3

14.9

1.4
Going concern capital ratio (%)

19.2

18.0

1.3
Total loss-absorbing capacity ratio (%)

38.6

38.7

0.0
Leverage ratio denominator

1,564,001

1,564,201

(200)
Common equity tier 1 leverage ratio (%)

5.3

4.9

0.4

UBS AG second quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.

UBS AG second quarter 2024 report |
Appendix

APM label
Calculation

Information content
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group second quarter 2024

report for more
information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of the
UBS Group second quarter 2024

report for more
information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

UBS AG second quarter 2024 report |
Appendix

APM label
Calculation

Information content
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of the
UBS Group second quarter 2024

report for more
information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS AG second quarter 2024 report |
Appendix

APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.

Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for the

second quarter of 2024 is

presented on a consolidated basis,

including Credit Suisse AG data

for one month (June 2024),

and for the purpose of the

calculation of return measures
has been annualized multiplying such by four.

Profit or loss information for each of the first quarter of 2024,

the fourth quarter of 2023 and the second quarter of 2023 includes pre-merger UBS AG data only, and for
the purpose of the calculation of

return measures has been annualized

multiplying such by four.

Profit or loss information for

the first six months of

2024 is presented on a

consolidated basis, including Credit

Suisse
AG data for one month (June 2024),

and for the purpose of the calculation

of return measures has been annualized by

multiplying such by two. Profit

or loss information for the first six

months of 2023 includes pre-
merger UBS AG data only, and for the purpose of the calculation of return measures has been annualized by multiplying such by two.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG second quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG second quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG second quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

UBS

AG

(consolidated)
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate governance;

and financial information, including the financial

statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG second quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including

in

ways

that cannot

be anticipated.

UBS’s acquisition

of

the Credit

Suisse Group

has materially

changed its

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about

forward-looking statements. Other factors

that may affect UBS’s performance

and ability to achieve its plans,
outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to

manage its levels of

risk-weighted assets (RWA) and

leverage ratio denominator

(LRD), liquidity coverage

ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery

in residential and

commercial real estate markets,

the effects of

economic conditions, including elevated inflationary

pressures,
market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to its businesses that may result from new

regulations or new enforcement of existing standards,
including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to
shareholders; (xiii) the

effects on UBS’s

business, in particular

cross-border banking, of

sanctions, tax or

regulatory developments

and of possible

changes in UBS’s
policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may

be affected

by

competitive factors;

(xv) changes in

accounting or

tax standards

or

policies, and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation

of goodwill, the recognition of deferred tax

assets and other matters; (xvi)

UBS’s ability to implement new technologies
and business methods,

including digital services

and technologies, and

ability to successfully

compete with both

existing and

new financial service

providers,
some of

which may not

be regulated to

the same extent;

(xvii) limitations on the

effectiveness of UBS’s

internal processes for

risk management, risk

control,
measurement and modeling, and

of financial models generally; (xviii) the

occurrence of operational failures,

such as fraud, misconduct, unauthorized

trading,
financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-
state actors targeting

financial institutions; (xix) restrictions on

the ability of

UBS Group AG

and UBS AG

to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on

its reputation

and the

additional consequences

that this

may have

on its

business and

performance. The

sequence in

which the

factors above

are
presented is not indicative of their

likelihood of occurrence or the potential magnitude of their consequences. UBS’s business

and financial performance could
be affected by other factors identified in its past

and future filings and reports, including those filed

with the US Securities and Exchange

Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

the

registration

statement

of

UBS

AG

on

Form

F-3
(Registration

Number

333-263376

and

333-278934),

and

into

each

prospectus

outstanding

under

the

foregoing
registration statement,

(2) any

outstanding offering

circular or

similar document

issued or

authorized by

UBS AG
that incorporates by reference any Forms 6-K of

UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation

(“CABCO”) dated June 23, 2004
(Registration Number 333-111572), the Form 8-K

of CABCO filed and

dated June 23, 2004

(SEC File Number 001-
13444), and the

Prospectus Supplements

relating to the

CABCO Series 2004-101

Trust dated May 10,

2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

August 23, 2024